2023 ANNUAL REPORT



XPONENTIAL™

        

Dear Fellow Shareholders,

Xponential Fitness is the largest global franchisor of health and wellness brands, operating over 3,000 studios globally with over 6,200 licenses sold across the portfolio. As I look back at 2023, I am extremely proud of the accomplishments that we were able to achieve in a single year. We experienced substantial growth on both the top and bottom lines as members continued to demonstrate that they prioritize their health and wellness routines. Our competitive position and attractive portfolio of brands delivered these strong results in 2023:

• Revenue grew 30% to $318.7 million;

• 22% growth across North America memberships;

• 21% growth of average unit volumes; and

• Increased North America system-wide sales by 36% to $1.40 billion.

These results are remarkable, but it is the underlying strength of the business that is potentially more important. I want to thank all our franchisees and our employees for their dedication this past year, which has enabled us to continue to expertly deliver on our mission of making boutique fitness accessible to everyone. Our success in 2023 was built by consistently executing our playbook and our dedication to our four strategic initiatives that we believe have the proven ability to deliver growth. These initiatives include:

1. Growing our franchised studio base across all brands in North America

We had 557 new studio openings during the year, with 438 in North America and 119 internationally. We sold 805 licenses globally in 2023, and our pipeline includes almost 2,000 licenses sold and contractually obligated to open in North America. We were particularly encouraged to see that almost half of our 2023 North America studio openings came from existing franchisees with existing open studios, highlighting our franchisees' continued reinvestment in and commitment to our brand portfolio. Xponential Fitness is a story of entrepreneurship. We take pride in the support we provide to our franchise operators, and we kicked off this year by holding franchisee forums, with franchisee-selected representatives from each brand to discuss what they believe is and is not working. The franchisee representatives have started spending time in person at our headquarters to formulate a targeted action strategy that we plan to execute by the end of the second quarter of 2024.

Furthermore, in January 2024 we completed the acquisition of Lindora. Lindora complements our existing brands and will help us deliver on consumers' increasing demand for a holistic approach to health. Thirty of the thirty-one Lindora locations are located in Southern California, which gives Xponential Fitness a large amount of whitespace to sell new franchises, as virtually all geographies in North America are untapped.

2. Growing our brands and studio base internationally

During 2023, we expanded into 7 new countries, bringing our total country count to 23. At year-end, we had over 1,000 studios obligated to open under master franchise and international expansion agreements, and we aim to continue expanding our brands into new and existing countries under the leadership of Bob Kaufman, who was hired as our first President of International in 2023. Bob has over 25 years of experience leading Global Franchising for franchisors across 50 countries.

3.   Driving system-wide same store sales and growing our average unit volumes

During the year, total members across North America grew 21% year-over-year to 717,000, while our visitation rates increased 31% to a total of 51.5 million in-studio visits for 2023. This drove North America system-wide sales to over $1.4 billion in 2023, an increase of 36% over 2022. Additionally, North America run-rate average unit volumes of $590,000 increased 13% from $522,000 in 2022. We are pleased to see this continued growth at the studio level, and while we do not yet know the maximum potential of our average unit volumes, over 350 North America studios across our portfolio achieved $1 million or higher average unit volume in the fourth quarter of 2023, with another 160 exceeding $900,000.

4.   Expanding our operating margins while driving free cash flow conversion

In the third quarter of 2023, we began a restructuring plan that involves exiting company-owned transition studios and other measures designed to reduce costs to achieve our long-term margin goals and focus on pure franchise operations. Additionally, as part of our optimization efforts, we announced the divestiture of Stride Fitness in February 2024. The divestiture allows us to better focus and utilize our resources on our other brands.

In summary, we are proud of our 2023 performance and the strategic realignment we have achieved, and we are entering 2024 with great momentum. We remain on track to achieve the projections laid out at our Analyst and Investor Day in September 2023, and we expect our refocus on core operating activities to result in strong cash flow and significant margin expansion in 2024 and beyond.

On behalf of our entire management team and Board of Directors, I want to thank you for your continued support of Xponential Fitness. We remain excited about the growth prospects in our industry and look forward to what we will be able to accomplish together.

Regards,

Anthony Geisler

Founder, Director and Chief Executive Officer

         

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission File Number 001-40638

Xponential Fitness, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**84-4395129** **(I.R.S. Employer Identification No.)**
17877 Von Karman Ave., Suite 100 **Irvine, CA** **(Address of principal executive offices)**	**92614** **(Zip Code)**

Registrant's telephone number, including area code: (949) 346-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	XPOF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the Registrant's Class A Common Stock held by non-affiliates, computed by reference to the last reported sale price of the Class A common stock as reported on the New York Stock Exchange on June 30, 2023, was approximately $441.3 million.

The number of shares (in thousands) of Registrant's Class A Common Stock and Class B Common Stock outstanding as of February 22, 2024 was 30,923 and 16,566 shares, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its 2024 annual meeting of stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements reflect, among other things, our current expectations and anticipated results of operations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, or industry results to differ materially from those expressed or implied by such forward-looking statements. Therefore, any statements contained herein that are not statements of historical fact may be forward-looking statements and should be evaluated as such. Without limiting the foregoing, the words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "should," "would," "could," "will," "likely" and the negative thereof and similar words and expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Item 1A. – Risk Factors," of this report. Unless legally required, we assume no obligation to update any such forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information.

PART I

Item 1.   Business.

Overview

Xponential Fitness, Inc. (the "Company" or "XPO Inc.") through its principal operating subsidiary, Xponential Fitness LLC ("XPO LLC") is the largest global franchisor of boutique fitness brands. We operate a diversified platform of ten brands spanning across verticals including Pilates, indoor cycling, barre, stretching, rowing, dancing, boxing, running, functional training and yoga. In partnership with its franchisees and master franchisees, XPO LLC offers energetic, accessible, and personalized workout experiences led by highly qualified instructors in studio locations throughout North America and internationally, with franchise, master franchise and international expansion agreements in 49 U.S. states and 22 additional countries as of December 31, 2023. The Company's portfolio of brands includes Club Pilates, the largest Pilates brand in the United States; CycleBar, the largest indoor cycling brand in the United States; StretchLab, a concept offering one-on-one and group stretching services; Row House, the largest franchised indoor rowing brand in the United States; AKT, a dance-based cardio workout combining toning, interval and circuit training; YogaSix, the largest franchised yoga brand in the United States; Pure Barre, a total body workout that uses the ballet barre to perform small isometric movements, and the largest barre brand in the United States; Stride, a treadmill-based cardio and strength training concept; Rumble, a boxing-inspired full-body workout; and BFT, a functional training and strength-based program.

The foundation of our business is our strong partnerships with franchisees. We provide franchisees with extensive support to help maximize the performance of their studios and enhance their return on investment. In turn, we have found that this partnership accelerates our growth and increases our profitability. We believe our unique combination of a scaled multi-brand offering, resilient franchise model with strong unit economics and integrated platform has enabled us to build our leading market position in the large and growing U.S. boutique fitness industry.

We carefully built the Xponential Fitness brand portfolio through a series of acquisitions, targeting select health and wellness verticals. In curating our portfolio, we identified brands with exceptional programming and a loyal consumer base which we believed would benefit from our operational expertise, franchising experience and scaled platform. With extensive industry experience, our management team and brand presidents are the driving force behind our operational excellence. We have established a proven operational model (the "Xponential Playbook") that helps franchisees generate compelling studio economics. The key pillars of our Xponential Playbook include:

- optimizing the studio prototype and investment cost;

- thoroughly vetting franchisee candidates;

- real estate identification, site selection, studio build-out and design assistance;

- comprehensive pre-opening support, including membership sales, marketing support, employee training and programming development;

- detailed studio-level operational framework and best practices;

- intensive instructor and studio-level management training;

- our robust digital platform offerings that allow franchisees to generate incremental revenue;

- data-driven analytical tools to support marketing strategies, member acquisition and retention;

- sophisticated technology systems, including uniform point-of-sale and reporting systems, to drive studio-level performance;

- centralized model capable of providing resources to franchisees in the event of exceptional crises; and

- ongoing monitoring and support to promote success.

The Xponential Playbook is designed to help franchisees achieve compelling Average Unit Volumes ("AUVs"), strong operating margins and an attractive return on their invested capital. Studios are generally designed to be between 1,500 and 2,500 square feet in size, depending on the brand. The smaller box format contributed to a relatively low weighted average initial franchisee investment of approximately $360,000 in 2023 and $350,000 in 2022. By utilizing the Xponential Playbook, our model is generally designed to generate, a weighted average AUV of approximately $500,000 in year two of operations and studio-level operating margins ranging between 25% and 30%, resulting in an unlevered cash-on-cash return of approximately 35% to 40%.

We believe our integrated platform, which supports our ten brands, is a unique competitive advantage in the boutique fitness industry and enables us to accelerate growth and enhance operating margins. Our multi-brand offering results in higher franchisee lead flow and conversion, which lowers franchisee acquisition costs. Existing franchisees also serve as an embedded pipeline for continued expansion across our brands. As a result of our scale, we benefit from greater access to real estate and favorable vendor relationships. Additionally, we leverage shared corporate services across franchise sales, real estate, supply chain, merchandising, information technology, finance, accounting and legal. As an integrated platform, we utilize technology to provide improved functionality, drive efficiency and access compelling data across our brands. Our robust digital platform, with content spanning all of our brands, is an important example of our ability to utilize our integrated platform to enhance our individual brand offerings and member retention. We also benefit from knowledge sharing and best practices across the portfolio.

As a franchisor, we benefit from multiple predictable and recurring revenue streams that enable us to scale our franchised studio base in a capital efficient manner. As of December 31, 2023, franchisees were contractually committed to open an additional 1,963 studios in North America. Converting our current pipeline of licenses sold to open studios in North America would increase our existing franchised studio base by 74%. In addition, master franchisees were contractually obligated to sell licenses to franchisees to open an additional 1,055 studios, of which master franchisees have sold 242 licenses for studios not yet opened as of December 31, 2023.

Recent Developments

Lindora Acquisition

On December 1, 2023, we entered into an agreement to acquire Lindora Franchise, LLC, a Delaware limited liability company, the franchisor of the "Lindora" wellness brand (the "Lindora Franchisor"), for cash consideration of $8,500,000. The transaction also includes up to $1,000,000 of contingent consideration which is subject to the achievement of certain milestones. The Lindora Franchisor was a subsidiary of Lindora Wellness, Inc. Lindora Wellness, Inc. has owned and operated each of the Lindora Clinics in California for at least 25 years and currently owns and operates 30 Lindora Clinics in California and a single Lindora Clinic in the state of Washington. Immediately prior to the execution of the purchase agreement on December 1, 2023, Lindora Wellness, Inc. signed 31 franchise agreements with the Lindora Franchisor pursuant to which Lindora Wellness, Inc. will continue to operate its Lindora Clinics as a franchisee of the Lindora Franchisor. The acquisition of the Lindora Franchisor was completed on January 2, 2024. Lindora complements our existing brands and will help us deliver on consumers' increasing demand for a holistic approach to health. Given the strong cashflow of the existing Lindora locations, the acquisition is anticipated to be immediately accretive on both an Average Unit Volume and an adjusted EBITDA basis.

Xponential Procurement Services Acquisition

On December 29, 2023, we entered into a Membership Interest Purchase Agreement with C&R Components, LLC (the "Seller") whereby we acquired 100% of the membership rights in Xponential Procurement Services, LLC ("XPS") from the Seller. The aggregate purchase consideration for the acquisition was $9,930,000. The purchase price consisted of cash consideration of $3,467,000 and a promissory note with a fair value of $6,463,000 payable in two equal installments due on July 1, 2024 and July 1, 2025. XPS specializes in the custom manufacturing of display cases, engraved wood signs, point of sale displays, custom acrylic panels, and other products. Prior to the acquisition we were XPS's sole customer. The acquisition contributes to the vertical integration of our product offerings to franchisees. See Note 3 of Notes to Consolidated Financial Statements for additional information.

Divestiture of Stride brand

On February 13, 2024, we entered into an asset purchase agreement with a buyer, pursuant to which we divested the Stride brand, including the intellectual property, franchise rights and franchise agreements for open studios. The buyer of the Stride brand is a member of management and one of our stockholders. We received no consideration from the divestiture of the Stride brand and will assist the buyer with transition support including cash payments of approximately $265,000 payable over the next twelve months. The divestiture allows us to better focus and utilize our resources on our other brands.

The following business discussion is as of December 31, 2023 and as such does not incorporate the Lindora acquisition in January 2024 or the divestiture of the Stride brand in February 2024.

Our Industry

We operate in the large and growing boutique fitness segment of the broader health and fitness club industry. Boutique fitness encompasses a social, supportive community of coaches and consumers engaging through class-based programming in small studio spaces (typically 1,500-2,500 square feet). A boutique fitness workout typically offers more customized programming and a more intensive experience complemented by increased levels of personal attention and guidance relative to a traditional health and fitness club.

As the largest franchisor in the boutique fitness industry, we saw continued strong growth during the last two years. We opened 557 and 513 new studios globally during the years ended December 31, 2023 and 2022, respectively. Our member base today is approximately 60% larger than it was as of December 31, 2021.

Our Competitive Strengths

Diversified portfolio of leading boutique fitness brands.

Our portfolio of ten diversified brands spans a variety of popular fitness and wellness verticals including Pilates, barre, cycling, stretching, rowing, yoga, boxing, dancing, running and functional training. We believe that our diversification represents a significant competitive advantage in a fragmented market comprised primarily of single-brand companies focused on an individual fitness or wellness vertical. The complementary nature of our brands allows our franchised studios to be located in close proximity to one another, providing variety and convenience to both consumers and franchisees. Our brands appeal to a broad range of consumers across ages, fitness levels and demographics and are positioned at an accessible price point. The strength of our brands is highlighted by the numerous accolades they have received, with six brands (Club Pilates, Pure Barre, CycleBar, StretchLab, Row House, and YogaSix) being listed among Entrepreneur's 2023 Franchise 500 rankings and five brands (Club Pilates, Pure Barre, StretchLab, CycleBar, and YogaSix) being listed among Entrepreneur's 2023 Fastest Growing Franchise rankings. We believe that our diversified brand offering expands our total addressable market and translates into increased use occasions for consumers, driving increased share of wallet and enhancing consumer lifetime value across our portfolio.

Market leading position with significant nationwide scale.

We are the largest boutique fitness franchisor in the United States with 2,611 studios operating across ten brands in the United States. Our Pilates, cycling and barre brands have leading market share positions within their respective verticals. These brands, Club Pilates, Pure Barre and CycleBar, were approximately eight, four and four times larger than their next largest competitors, respectively, as of December 31, 2023. As the leaders in these verticals, and as one of the few players of scale, we believe that we occupy an advantageous position in an otherwise highly fragmented boutique fitness market.

We are able to leverage the popularity and reputation of existing Xponential studios to support both new studio sales to franchisees and to support franchisees' ability to attract new customers to their studios. We believe that the continued expansion of the Xponential platform creates a network effect that reinforces our competitive position, making us increasingly attractive to potential franchisees and making studios increasingly popular with boutique fitness consumers. In conjunction with our scale, we have been able to achieve broad geographic diversification across the United States with franchise agreements in 49 states and the District of Columbia as of December 31, 2023. Our geographic reach represents a material competitive advantage, as we have demonstrated success across various markets, and we are able to remain competitive nationally when extraordinary events heavily impact specific markets.

Passionate, growing and loyal consumer base.

Our franchised studios provide differentiated and accessible boutique fitness experiences that are fun, energetic and deliver a strong sense of community, engendering loyalty and engagement with consumers. Across our system, we had a total of 51.5 million in-studio and live stream visits in 2023, an increase of 31% over the prior year. The loyalty of our consumer base is evidenced by our franchisees' ability to grow actively paying members by 22% from December 31, 2022 to December 31, 2023, and membership visits for the quarter ended December 31, 2023 increased 27% compared to the quarter ended December 31, 2022. For the quarter ended December 31, 2023, run-rate AUVs increased 13% compared to the quarter ended December 31, 2022. We were able to deepen our consumer loyalty during the COVID-19 pandemic and the past few years through our robust digital platform offering, as well as the personal efforts of exceptional franchisees to strengthen their studio communities. Our digital platform offered over 5,700 digital workouts in our library with multiple class formats within each brand as of December 31, 2023. Over 90% of class bookings were done through the Xponential brand app in the 90 days ending December 31, 2023. As of December 31, 2023, studios had 717,000 members, of which over 649,000 were actively paying members on recurring membership packages. We launched a partnership with Apple in March 2021 that features Apple Watch integration across all of our popular fitness and wellness verticals and is designed to increase consumer engagement and retention across our franchised studios. Our franchised studios foster consumer engagement, personal accountability to achieve fitness goals and a strong sense of community, which drive repeat visits and maximize consumer lifetime value. In September 2022, through our exclusive partnership with Princess Cruises we became the first cross-modality fitness franchise to put its curated brands on a major cruise line. This partnership allows Princess passengers the opportunity to experience our brands, except for Rumble and BFT. In addition to the in-studio classes offered onboard, on-demand classes are available across Princess' more than 23,000 staterooms on Princess' proprietary digital content platform, OceanView. We believe that our partnership with Apple Watch and Princess Cruises will further drive excitement and enthusiasm across the Xponential consumer base, while also helping to increase membership engagement and retention.

Xponential Playbook supports system-wide operational excellence.

We strategically partner with franchisees who have been vetted by a thorough selection process. Through the Xponential Playbook, we provide franchisees with significant support from the outset, focused on delivering a superior experience and maximizing studio-level productivity and profitability. Franchisees also benefit from the significant investments we have made in our corporate platform, through which we leverage integrated systems and shared services. While marketing and fitness programming are specific to each brand, nearly all other franchisee support functions are integrated across brands at the corporate level, and franchisees are guided through the key pillars of successful studio operations.

We believe the relationships we maintain with franchisees drive tangible results for consumers: well-managed boutique fitness studios; access to technology capabilities; retention of highly qualified instructors; and a consistent, community-based experience across brands and geographies. We believe the extensive level of support we provide to franchisees is a key driver of system-wide operational excellence.

Asset-light franchise model and predictable revenue streams.

We believe our asset-light franchise model drives faster system-wide unit growth, compared to a similarly capitalized corporate-owned model. As a franchisor, we have multiple highly predictable revenue streams and low ongoing capital requirements. Upon the granting of access to a license, we receive a one-time, non-refundable upfront payment from franchisees for the right to open a studio in a specific territory. This is followed by a series of contractual payments once a studio is open, many of which are recurring, including royalty fees, technology fees, merchandise sales, marketing fees and instructor and management training revenues. Approximately 75% of our revenue in 2023 and 71% of our revenue in 2022 was considered recurring, and we believe this percentage will increase as franchise royalty fees are expected to account for a greater percentage of our revenue over time.

Highly attractive and predictable studio-level economics.

The Xponential Playbook is designed to help franchisees achieve compelling AUVs, strong operating margins and an attractive return on their invested capital. Studios are generally designed to be between 1,500 and 2,500 square feet in size, depending on the brand, which contributed to a relatively low weighted average initial franchisee investment of approximately $360,000 in 2023 and $350,000 in 2022. Our model is generally designed to generate, on average under normal conditions, a weighted average AUV of $500,000 in year two of operations and studio-level operating margins ranging between 25% and 30%, resulting in an unlevered cash-on-cash return of approximately 35% to 40%. A studio reaches "base maturity" when it has annualized monthly revenues of approximately $400,000. Using our model, we expect this to typically occur 6-12 months after studio opening. We believe that studios typically have the opportunity to continue growing and maturing beyond that point.

We believe the continued growth of the franchisee system reflects the attractiveness of our unit economic model. In 2023 and 2022, 167 and 265 new franchisees joined our system in North America, representing a 4% and 10% increase in our franchisee base year-over-year, respectively. We believe our strong studio-level economics have contributed to our growth.

Large and expanding franchisee base with visible organic growth.

Our large number of existing licenses sold represents an embedded pipeline to support the continued growth of our business. As of December 31, 2023, on a cumulative basis since inception, we had 6,255 franchise licenses sold globally, compared to 5,450 franchise licenses sold as of December 31, 2022 on an adjusted basis to reflect historical information of the brands we have acquired. Franchisees are contractually obligated to open studios in their territories after purchasing a franchise license. In the event that franchisees are unable to meet their contractual obligations, we have the ability to resell or reassign their territory license(s) to another franchisee in the system or our franchisee pipeline. Based on our experience as a franchisor, we believe that a significant majority of our licenses sold will convert into operating studios. Accordingly, we have the potential to substantially increase our studio base through our existing licenses sold, providing us with highly visible unit growth and further increasing our already significant scale within the boutique fitness industry.

Proven and experienced management team with an entrepreneurial culture.

Our strategic vision and entrepreneurial culture are driven by our highly experienced management team, led by our Chief Executive Officer and founder, Anthony Geisler. Mr. Geisler has direct experience scaling franchised fitness brands, having previously served as the Chief Executive Officer of LA Boxing, and has worked with many members of our leadership team for several years. Our Brand Presidents are key members of our leadership team and act as the driving force behind their respective brands. Collectively, our management team fosters an entrepreneurial culture and mentality that resonates with franchisees. The strength of our management team is illustrated by the growth of the business and the recent honors that we and our brands have received, with six brands (Club Pilates, Pure Barre, CycleBar, StretchLab, Row House, and YogaSix) being listed among Entrepreneur's 2023 Franchise 500 rankings and five brands (Club Pilates, Pure Barre, StretchLab, CycleBar, and YogaSix) being listed among Entrepreneur's 2023 Fastest Growing Franchise rankings. Our leadership team has significant experience scaling franchised fitness brands and has created a culture designed to enable our future success.

Our Growth Strategies

We believe we are well-positioned to capitalize on multiple opportunities to drive the long-term growth of our business:

Grow our franchised studio base across all brands in North America.

We have the opportunity to meaningfully expand our franchised studio footprint in North America by leveraging our multiple brands and verticals, as well as our proven portability across regions and demographics.

We have grown our franchised studio footprint in North America from 1,071 open studios across the U.S. and Canada as of December 31, 2018 to 2,651 open studios across the U.S. and Canada as of December 31, 2023, on an adjusted basis to reflect historical information of the brands we have acquired, representing a Compound Annual Growth Rate ("CAGR") of 20%. As of December 31, 2023, we had 1,774 franchisees and licenses for 1,963 studios contractually obligated to be opened under existing franchise agreements in North America. We sold 628 licenses in 2023 compared to 806 licenses in 2022 and 787 licenses in 2021. Our track-record of successful expansion demonstrates that the experience and value offered by our brands resonate with consumers across geographies, including urban and suburban markets, ages and income levels. Our small box format and multi-brand model have enabled us to scale rapidly, as franchisees have the ability to open studios from multiple brands adjacent or in close proximity to each other, creating cross-selling opportunities and providing consumers with greater optionality. As we scale, we expect to attract multi-studio franchisees to help us accelerate our pace of growth. Franchisees provide the capital to open each studio location and we provide ongoing support.

Drive system-wide same store sales and grow AUV.

We believe we can help franchisees grow same store sales and AUVs by acquiring new consumers, increasing membership penetration, driving increased spend from consumers and expanding ancillary revenue streams through our franchised studios.

- *Acquiring new consumers:* We expect to grow our consumer reach through a variety of targeted marketing campaigns at both the brand and franchisee levels to increase brand awareness and drive studio traffic.

- *Increasing membership penetration:* We expect franchisees to convert new and occasional consumers into committed, long-term members by delivering consistent, effective workout experiences across our franchised studios. We intend to continue to utilize insights from our consumer management dashboard to refine our sales strategy and offer a variety of flexible membership options to attract consumers at different engagement levels and price points, including our existing four, eight and unlimited classes per month recurring membership options.

- *Driving increased spend from consumers:* We expect to increase spend from consumers by utilizing dynamic pricing tiers across markets and brands, up-tiering memberships, cross-selling memberships across our brands, driving further digital penetration and enhancing our membership engagement. We work closely with franchisees to optimize membership offerings based on local consumer demand, demographics and other market factors in order to maximize our share of wallet.

- *Utilize XPASS to enhance consumer experience and engagement while more effectively cross-selling across our brands:* We implemented XPASS in 2021, a membership option that offers our consumers access to multiple brands across the Xponential portfolio under a single monthly subscription. We believe that XPASS will enable us to continue to attract and retain consumers that are seeking greater variety in their boutique workouts and that we are able to leverage XPASS to introduce consumers to new brands and verticals within our platform.

- *Attract and retain consumers through our digital platform:* We believe there is an opportunity to further capitalize on growing consumer demand for digital and at-home fitness solutions by enhancing system-wide capabilities that complement our in-studio offerings. Our digital platform consists of a library of branded content that we make available to our consumers across our online and mobile platforms for a monthly fee. In addition to increasing engagement and retention with our existing in-studio members, our digital platform programs enable us and franchisees to reach new consumers and generate incremental revenues without increasing overhead costs. This enables our brands to deliver high-quality fitness content and maintain strong levels of member engagement, even when studios are closed. Using the experience, knowledge and data we gathered in 2022 and 2021, we further enhanced our production studio, increased production talent and upgraded our content to more closely resemble the in-studio experience at home, so members can experience our brands at any time. Our digital platform offering currently includes all brands. Our new Xponential+ digital platform is expected to significantly enhance our member experience and further increase our brands' reach, accessibility and subscriber engagement.

- *Expanding additional revenue streams within our franchised studios:* We believe we have the opportunity to increase consumer spending at our franchised studios by expanding our offering of branded and third-party retail products across apparel and other health and wellness categories. During government-mandated studio closures due to the COVID-19 pandemic, franchisees were able to generate revenue in part through retail sales, including the sale of at-home fitness equipment such as exercise balls and weights. We expect that franchisees will be able to continue to leverage this revenue stream in the future as some consumers may continue to make at-home fitness a complementary component of their health and wellness regimens.

Expand operating margins.

We have built our franchised boutique fitness platform across verticals through a series of acquisitions, investments in our brands, corporate infrastructure and leadership team. We expect to realize improved operating leverage and increase operating margins over time as we continue to expand our franchised studio base and leverage our shared services and platform. Our business model provides us with highly predictable and recurring revenue streams, attractive margins and minimal capital requirements, resulting in the ability to invest in future growth initiatives.

Grow our brands and studio footprint internationally.

We believe there is significant opportunity for further international growth, underscored by our track-record of successful expansion across a diverse array of North American markets and our expansion into multiple international markets, including the 2021 acquisition of BFT.

We are focused on expanding into territories with attractive demographics, including household income, level of education and fitness participation. We have developed strong relationships and executed master franchise agreements with master franchisees to propel our international growth. These master franchise agreements obligate master franchisees to arrange the sale of licenses to franchisees in one or more countries outside North America. As of December 31, 2023, we had 411 studios open internationally across Australia, New Zealand, Japan, Singapore, South Korea, Spain, United Kingdom, Dominican Republic, Germany, Mexico, Portugal, Kuwait, and Hong Kong. Master franchisees were contractually obligated to sell licenses to franchisees to open an additional 1,055 studios, of which master franchisees have sold 242 licenses for studios not yet opened as of December 31, 2023.

Our Brands

During 2023 we had a curated a portfolio of ten brands that span a variety of popular fitness and wellness verticals, including Pilates, barre, cycling, stretching, rowing, yoga, boxing, dancing, running and functional training. With our acquisition of the Lindora Franchisor in January 2024, the Lindora brand is now part of the Xponential brand portfolio going forward. Collectively, our pre-Lindora brands offer consumers specialized and personalized workout experiences that appeal to a broad range of ages, fitness levels and demographics. Under our suggested operating model, consumers may purchase recurring monthly memberships, single classes or private one-on-one training services for each brand. We have created a robust digital platform containing over 5,700 recorded workouts that can be easily accessed at-home or on-the-go. All of our brands offer workouts that can be completed both indoors and outdoors. We have also developed XPASS, which allows consumers to participate in all of our diversified workout options while enjoying a consistent, high-quality studio experience across brands under a single monthly subscription.

Franchisees have the opportunity to purchase merchandise for sale in studios and online. To ensure consistency across the studio base, we require franchisees to order merchandise directly from us or approved vendors. Examples of merchandise include at-home fitness equipment such as light weights, exercise mats, balls and exercise bands, fitness apparel, such as leggings and t-shirts, and accessories, such as water bottles and towels. Merchandise is offered from popular athletic retailers, as well as fitness apparel and accessories featuring our brands' logos and slogans.

Club Pilates

Club Pilates, founded in 2007, is the largest Pilates brand by number of studios and was approximately eight times larger than its next largest competitor as of December 31, 2023. The programming tracks Joseph Pilates' original Reformer-based Contrology method and is modernized with group practice and sophisticated equipment. Club Pilates, our first acquisition in 2017, is fueled by the vision of making Pilates more accessible, approachable and welcoming to everyone. Our Club Pilates franchises offer consistent, high-quality Reformer-based Pilates workouts in an uplifting and supportive atmosphere. As of December 31, 2023, there were 988 operational studios and 1,641 licenses sold globally.

There are nine signature Club Pilates class formats, including introductory, cardio, strength training, stretching and suspension options, among others. Club Pilates offers an extensive training certification. Its 500-hour teacher training program includes instruction on Pilates, barre, Triggerpoint and TRX Suspension Trainers. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors.

Under our suggested operating model, customers may purchase recurring monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single walk-in classes, as well as one-on-one classes. The typical studio is approximately 1,500 square feet and is designed to allow up to 12 people to work out together. Some studios also offer private one-on-one classes.

Pure Barre

Pure Barre, founded in 2001 and acquired in 2018, is the largest barre brand by number of studios and was approximately four times larger than its next largest competitor as of December 31, 2023. Pure Barre offers a range of effective, low-impact, full-body workouts for a broad range of ages and fitness levels designed to improve strength, muscle tone, agility, flexibility and balance. Pure Barre has cultivated a large and passionate consumer base through the combination of effective programing, an energetic in-studio experience and a supportive and community-oriented culture. As of December 31, 2023, there were 638 operational studios and 780 licenses sold globally.

There are four signature Pure Barre class formats: introductory, classic barre, interval training and resistance training. Pure Barre offers a specialized multi-tiered teacher training program, which includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential, which we believe enables the brand to attract and retain high quality instructors. The choreography for each class format is refreshed on a quarterly basis. Under our suggested operating model, customers may purchase recurring monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single walk-in classes. The typical studio is approximately 1,500 square feet and is designed to allow up to 26 people to work out together.

CycleBar

CycleBar, founded in 2004 and acquired in 2017, is the largest indoor cycling brand by number of studios and was approximately four times larger than its next largest competitor as of December 31, 2023. It provides a variety of low-impact, high-intensity indoor cycling workouts that are inclusive for a broad range of ages and fitness levels. CycleBar offers an immersive, multi-sensory experience in state-of-the-art "CycleTheaters," led by specially trained instructors, enhanced with high-energy "CycleBeats" playlists and tracked using rider-specific "CycleStat" performance metrics. As of December 31, 2023, there were 265 operational studios and 563 licenses sold globally.

There are four signature CycleBar class formats, including metrics-focused classes and "unplugged" classes in which metrics are not tracked. CycleBar offers a specialized training program, which includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single walk-in classes. The typical studio is approximately 2,000 square feet and is designed to allow up to 50 people to work out together.

StretchLab

StretchLab, founded in 2015 and acquired in 2017, is a leading assisted stretching brand. StretchLab was created to help people improve their health and wellness through customized flexibility services. It appeals to customers across a broad range of ages and fitness levels and is highly complementary to our broader brand portfolio. As of December 31, 2023, there were 467 operational studios and 976 licenses sold globally.

StretchLab offers one-on-one and group assisted stretching sessions. Most of StretchLab's customers purchase one-on-one sessions. StretchLab offers an extensive training program for "Flexologist" instructors. The teacher training program includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase monthly memberships for four, eight and unlimited group sessions per month. There is also the option to purchase single group sessions. One-on-one assisted stretching sessions can be purchased in recurring packages of four, eight or 12 classes per month, as well as in single one-on-one sessions. Our studio is designed to be between 1,000 and 1,500 square feet and is equipped with approximately ten stretch benches.

Row House

Row House, founded in 2014 and acquired in 2017, is the largest franchised indoor rowing brand by number of studios as of December 31, 2023. Row House's class offerings incorporate personalized performance metrics, resistance training, rowing and stretching exercises to build aerobic endurance and muscular strength. The low-impact nature of rowing workouts makes Row House accessible to a broad range of consumers. Row House's programming fosters a group fitness environment that encourages comradery and a strong sense of community, with all participants rowing in-sync. As of December 31, 2023, there were 78 operational studios and 327 licenses sold globally.

There are six signature Row House class formats: introductory, interval-based, strength training, stretching and two endurance-based. Row House offers a specialized training program for authorized rowing coaches, known as "RH University," which includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single classes. The typical studio is approximately 2,000 square feet and designed to allow up to 25 people to work out together.

YogaSix

YogaSix, founded in 2011 and acquired in 2018, is the largest franchised yoga brand by number of studios as of December 31, 2023. Classes at YogaSix eliminate the intimidation factor that many people feel when trying yoga for the first time, offering a fresh perspective on one of the world's oldest fitness practices. With modern-day yoga instruction, our diverse yoga and fitness programming includes movement and intensity to help customers achieve their fitness goals. As of December 31, 2023, there were 197 operational studios and 631 licenses sold globally.

There are six signature YogaSix class formats: introductory, slow flow, stretching, hot yoga, cardio and strength training. YogaSix offers an extensive accredited teacher training program for Registered Yoga Trainers. The 200-hour program includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase recurring monthly memberships in packages of four, eight or unlimited monthly classes. There is also the option to purchase single classes. The typical studio is approximately 2,000 square feet and is designed to allow up to 40 people to work out together.

Rumble

Rumble, founded in 2016 and acquired in 2021, is a boxing-based brand offering a high energy cardio workout split between boxing drills and resistance training. The Rumble experience is built around the motto that "how you fight is how you live," pushing consumers to develop their courage, determination, focus and stamina. Rumble studios promote inclusive and positive community vibes, welcoming consumers of all fitness levels to Rumble together. The experience is a 45-minute, 10-round, full-body cardio and strength workout crafted around specially designed water-filled, teardrop-style boxing bags. In 2021, Rumble launched Rumble TV, a live and on-demand workout platform, to bring the Rumble experience home with an extensive collection of boxing, HIIT, strength and running workouts. As of December 31, 2023, there were 87 operational studios and 387 licenses sold globally.

There are two studio formats, signature and boutique, which are balanced between the skills and drills of boxing and the transformative power of resistance training. Under our suggested operating model for the signature format, customers may purchase class packages ranging from 1 to 30 classes or monthly memberships for 12, 16 and 20 classes. There is also the option to purchase single walk-in classes. Under our suggested operating model for the boutique format, customers may purchase monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single classes. The studios following the signature format are designed to be around 3,500 to 4,500 square feet to allow about 60 people to work out together, while studios following the boutique format are designed to be around 2,500 square feet to allow about 48 people to work out together.

AKT

AKT, founded in 2013 and acquired in 2018, is a full-body workout that combines cardio dance intervals with strength and toning that are effective and accessible for all fitness levels. Designed by celebrity trainer Anna Kaiser, AKT is fueled by positivity and a belief that movement has a powerful, lasting impact. With a high-energy atmosphere and lively music, workouts are designed to push customers to sweat, dance and burn calories. As of December 31, 2023, there were 14 operational studios and 122 licenses sold globally.

There are four signature AKT class formats: dance-based, cardio and strength circuits, strength training intervals and toning. AKT offers a specialized training program for Authorized AKT Instructors, which includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase recurring monthly memberships for four, eight and unlimited monthly classes. There is also the option to purchase single classes. The typical studio is approximately 2,000 square feet and is designed to allow approximately 25 people to work out together.

In December 2023, we partnered with KINRGY, a dance and fitness platform founded by Julianne Hough to launch brick-and-mortar KINRGY studio locations. Under the terms of the agreement up to three existing AKT studio locations will be rebranded and operated as KINRGY studios. KINRGY is a dance and fitness platform that powers your mind, body and energy through practices inspired by the natural elements aimed at bringing people back into balance and stability, re-ignite passion, unlock creativity and flow, and create clarity.

Stride

Stride, founded in 2017 and acquired in 2018, is a treadmill-based cardio and strength workout established to demonstrate to consumers across a broad range of ages and fitness levels that they can enjoy running. Stride offers engaging programming led by dynamic authorized trainers, with state-of-the-art equipment and energizing music. As of December 31, 2023, there were 20 operational studios and 93 licenses sold globally.

The supportive and inclusive environment at Stride fosters a strong sense of community that continues outside of the studio. Stride customers participate in running groups alongside Stride instructors for organized road races and other athletic events. These events deepen customers' connection and loyalty to the Stride brand.

There are three signature Stride class formats: interval, endurance-based and strength training. Under our suggested operating model, customers may purchase monthly memberships for four, eight and unlimited monthly classes. There is also the option to purchase single walk-in classes. The typical studio is designed to be at least 2,000 square feet and is designed to allow 25 people to work out together.

In February 2024, we announced the divestiture of our Stride brand.

BFT

BFT, founded in 2017 and acquired in 2021, offers community-based 50-minute functional, high-energy strength, cardio and conditioning-based classes across multiple workout programs, each designed to achieve the unique health goals of its members. Training sessions are overseen by highly qualified coaches in a dynamic group environment. As of December 31, 2023, there were 293 operational studios and 720 licenses sold globally.

There are thirteen signature BFT class formats, consisting of cardio, high intensity interval training and strength, which are programmed in specific layouts to progress members through a strength training program. BFT offers a specialized training program for BFT coaches, which includes online training, classroom and on-the-job training. Under our suggested operating model, customers may purchase monthly memberships for eight, 12 and unlimited monthly classes. There is also the option to purchase single walk-in classes. The typical studio is approximately 2,500 square feet and is designed to allow 36 people to work out together.


Our Franchise Model


Franchising Strategy

We rely on our franchising strategy to grow our brands' global footprint in a capital efficient manner. Our franchise model leverages the local market expertise of highly motivated owners, our proven Xponential Playbook and our corporate platform. The model has enabled us to scale our system-wide studio footprint globally at a CAGR of 20% from 2021 to 2023.

As of December 31, 2023, we had sold a total of 5,496 franchise licenses on a cumulative basis since inception in North America, with approximately 17% of licenses owned by single-unit franchisees and approximately 83% of licenses owned by multi-unit franchisees. As of December 31, 2023, 55% of franchisees owned more than one license and about 94% of franchisees owned a single brand of licenses. The largest franchisee in North America owned 167 licenses, representing approximately 3% of our total franchise licenses sold in North America as of December 31, 2023.

When considering potential franchisees, we evaluate their prior experience in relationship-oriented businesses, level of hands-on involvement in their communities, financial history and available capital and financing.

Franchisee Selection Process

We created a disciplined and highly effective franchisee development program for our portfolio of brands and franchisees. The franchisee network in North America has grown rapidly from 985 franchisees as of December 31, 2018 to 1,774 franchisees as of December 31, 2023, representing a CAGR of 12%.

When evaluating new potential franchisees in North America, we typically look for the following characteristics:

- *financially qualified individuals*;

- *relationship-oriented business background*;

- *motivated leaders who are driven by success*;

- *passion to help people meet their health and fitness goals; and*

- *willingness to implement our model and strategies.*

The potential franchisees must also meet the following eligibility criteria:

- *minimum liquidity of $100,000;*

- *minimum net worth of $500,000; and*

- *financial means to invest between $175,000 to $550,000 to build out their studio, depending on the brand.*

We divide the franchisee selection process into five distinct stages:

- *Inquiry stage: Potential new franchisees complete and submit a confidential questionnaire form to our franchise development team for consideration.*

- *Preliminary screening stage: Our franchise development team conducts a call with potential franchisees to determine their level of financial, cultural and geographical fit.*

- *Introduction stage: If preliminarily approved, potential franchisees schedule a call with our brand managers to discuss next steps and take part in a number of foundation calls to learn more about the brand.*

- *Approval stage: Following validation calls and potential franchisees' personal due diligence, potential franchisees are invited to a discovery day at our headquarters in Irvine, California to meet with the corporate team as a final step in the approval process.*

- *Contract sold stage: Following the completion of the above steps and once internally approved, potential franchisees sign a franchise agreement.*

Franchise Agreements

For each of our brands' franchised studios, we enter into a franchise agreement covering standard terms and conditions. Under our franchise agreement, we grant franchisees the right to access our brands in a designated protected area or territory after taking into account population density and demographics based on our internal and third-party analyses. The proposed location must be approved by us, and each franchisee is responsible for the selection, acquisition and development of the site from which to build the studio. Our franchise agreement requires that the franchisee operates within its designated market areas.

Our franchise agreements have an initial ten-year term. We can terminate the franchise agreement if a franchisee is in default thereunder, has failed to meet our minimum monthly gross revenue quotas or has failed to select a site for the studio that meets our approval within an indicated time period. From inception to December 31, 2023, of our licenses sold, 797 had been terminated in North America and 104 had been terminated internationally. We expect franchisees to meet and maintain minimum monthly gross revenue quotas by the first and second anniversary of their studio opening. Failure to meet these quotas for 36 consecutive months at any time during the term of the franchise agreement can result in the institution of a mandatory corrective training program or termination of the franchise agreement. We require franchisees to open their studio for regular, continuous business within a specified timeline. Within six months of the expiration of the initial ten-year term, franchisees will have the opportunity to renew for one or two additional five-year terms, subject to the terms and conditions prevailing at the time of renewal.

Our franchise agreements require franchisees to comply with our standard operating methods that govern the provision of services, use of vendors and sale of merchandise. These provisions require that franchisees purchase equipment only from an approved list of vendors, and may generally provide products, classes and services only from us or an approved list of suppliers. We reserve the right to charge a penalty fee for each day that a franchisee offers or sells unauthorized products or services from the studio.

Our franchise agreements require franchisees to pay an initial, nonrefundable franchise fee per studio.

Beginning on the day that a studio starts generating revenue from its business operations, franchisees are required to pay us a monthly royalty fee based on gross sales.

Attractive Franchisee Return Profile

The Xponential Playbook is designed to help franchisees achieve compelling AUVs, strong operating margins and an attractive return on their invested capital. Studios are generally designed to be between 1,500 and 2,500 square feet in size, depending on the brand, which contributed to a relatively low weighted average initial franchisee investment of approximately $360,000 in 2023 and $350,000 in 2022, including all leasehold improvements and required studio furniture, fixtures and equipment. We believe that our scale and vendor relationships enable us to offer equipment and merchandise to franchisees at a significantly lower cost than if they were to acquire it on their own. By utilizing the Xponential Playbook, our model is generally designed to generate, a weighted average AUV of approximately $500,000 in year two of operations and studio-level operating margins ranging between 25% and 30%, resulting in an unlevered cash-on-cash return of approximately 35% to 40%.

New Studio Development

Our small-box format studios have the flexibility to be located in a variety of retail buildings and shopping centers, and we consider locations in both high- and low-density markets. We seek out locations with (i) our target customer demographics, (ii) high visibility and accessibility and (iii) favorable traffic counts and patterns. We use internal and third-party analytic tools to access demographic data that we use to analyze potential new and existing sites and markets for franchisees. We assess population density, current tenant mix, layout and potential competition, among other factors. As a result of boutique fitness consumers' affinity for trying multiple workout types, we have the ability to place our different brands within close proximity to each other. Our team follows a detailed approval process to review potential sites and seek to ensure that each site aligns with our strategic growth objectives and the Xponential Playbook.

We guide franchisees through the site selection, build-out and design processes during the development of their studios, ensuring that the studios conform to the physical specifications for their respective brands. Prior to opening, we offer franchisees a list of designated territories in which they may open a new studio. Each franchisee is responsible for selecting, acquiring and leasing a site, but they must obtain site approval from Xponential.

Franchise Development Team

We have a dedicated sales team to help promote and coordinate sales and resales of franchises at the corporate level. We have created a scalable and sustainable model through which we identify potential franchisees. In addition, we have a team dedicated to training and supporting franchisees in lead generation, sales conversion and customer retention support.

We also work with third-party brokers to generate sales leads for potential new franchisees.


Studios


As of December 31, 2023, franchisees operated 2,611 studios across the U.S., 40 studios in Canada and 411 studios internationally. In 2023, franchisees opened 438 studios across North America as well as 119 studios internationally. As of December 31, 2022, franchisees operated 2,324 studios across North America and 312 studios internationally.

Operating company-owned studios is not a component of our business model. Following the significant disruption to the global fitness industry caused by the COVID-19 pandemic, however, we took ownership of a greater number of studios than we would expect to hold in the normal course of our business. While operating studios is not a component of our business model, we currently hold a small number of strategic transition studios as, on occasion, we take ownership of such studios for a limited time while facilitating the transfer of these studios to new or existing franchisees ("company-owned transition studios"). As of December 31, 2023, 2022 and 2021 we had 22, 55, and 25 company-owned transition studios, representing 0.7%, 2.1% and 1.2% of the global studio base, respectively.

The map below shows open studios by U.S. state as of December 31, 2023:

Note: The 22 company-owned transition studios are included in the count of total franchised studios. We are in the process of closing or refranchising these studios as part of the restructuring plan that started in the third quarter of 2023.

Brand	Club Pilates	Pure Barre	CycleBar	Stretch Lab	Row House	YogaSix	AKT	Stride	Rumble	BFT
Number of U.S. states......	47	47	41	44	22	32	8	10	24	15

We continue to drive the international expansion of our studio base. We currently have in place master franchise and international expansion agreements that grant master franchisees the right to sell licenses to potential franchisees in 22 countries that we have targeted for near-term expansion. As of December 31, 2023, there were 411 studios open internationally, and the master franchisees were contractually obligated to sell licenses to franchisees to open an additional 1,055 studios, of which master franchisees have sold 242 licenses for studios not yet open as of December 31, 2023. As of December 31, 2023, franchisees were contractually committed to open an additional 1,963 studios in North America under existing franchise agreements.

Fitness Equipment

Our franchised studios contain state-of-the-art fitness equipment from an array of suppliers. We believe that the quality of the equipment enriches the customers' in-studio experience and thereby enhances their brand loyalty. To ensure consistency across the studio base, we require franchisees to order equipment and supplies directly from us or approved vendors. Franchisees are required to order replacement or upgraded equipment within five to ten years depending on the manufacturers' guidelines. Franchisees also must use our approved vendors for equipment maintenance, who provide warranties on certain equipment purchased from them. As the largest franchisor in the industry, we have significant scale that enables us to negotiate competitive pricing from our suppliers. As a result, we believe that we offer equipment at more attractive pricing than franchisees could otherwise procure on their own, lowering the build-out cost and improving unit economics.

Our Digital Offering

We believe there is an opportunity to capitalize on the growing consumer demand for digital and at-home fitness solutions by providing a digital platform that complements and enhances the attractiveness of our in-studio offerings. In addition to increasing engagement with and retention of our existing in-studio members, our digital platform enables us to reach new consumers in markets without a physical footprint and generate incremental revenue for both us and franchisees with limited incremental cost. As a result, our brands can deliver high-quality fitness content and maintain strong levels of member engagement both in the studio and at home. Our digital offering is available 24 hours a day, 7 days a week and delivers highly engaging live streamed and on-demand fitness classes from all of our brands. We cover the cost of production for our digital content. Pure Barre members who purchase a "LifeStyle" membership, as well as all Stretch Lab and BFT members, receive a subscription at no additional cost. Other members across our brands may purchase a digital subscription from a studio or directly from us. We receive a platform fee from franchisees for each digital subscription that is purchased from a studio.

We offer digital subscriptions on an individual brand basis, as well as an all-access package for our ten brands. Our digital platform encompasses over 5,700 digital workouts with multiple class formats within each brand, and we expect to continue to grow that content. Our digital platform is attractive for franchisees as it allows them to upsell a better value proposition to their members. It also allows us to market local studios to standalone digital members based on their geographic location. We believe that our digital platform builds significant brand awareness and enhances cross-sell opportunities across our brands and between in-studio memberships and digital subscriptions.

Marketing

Marketing Strategy

Our marketing strategy is designed to highlight our leading brand portfolio, the compelling value proposition of our brands and the unique attributes and benefits of boutique fitness workouts. Each brand has a dedicated marketing team that is focused on building brand awareness, generating new customer leads and increasing studio traffic at the national and local level. We leverage our corporate platform and marketing expertise to develop tailored marketing strategies to capitalize on each of our brands' potential.

Marketing Spending

National advertising. We manage a marketing fund for franchisees, with the goal of building national awareness for our brands. We focus our marketing efforts on national advertising and media partnerships, developing and maintaining creative assets to support local sales throughout the year, and building and supporting the Xponential Fitness community via digital and social media for each of our brands. Our franchise agreements require franchisees to contribute 2% of their monthly gross sales to the marketing fund of their respective brand. Our marketing funds have enabled us to spend approximately $22.7 million, $17.3 million and $13.0 million in 2023, 2022 and 2021, respectively, to increase national awareness of our brands. We believe this is a powerful marketing tool as it allows us to increase brand awareness in new and existing markets.

Local marketing. Our franchise agreements require franchisees to spend at least $1,500 per month on approved local marketing to support promotional sale periods throughout the year and continue to build the brand in local markets. All franchised studios are supported by our dedicated franchisee marketing team, which provides guidance, tracking, measurement and advice on best practices. Franchisees spend their marketing dollars in a variety of ways to promote business at their studios on a local level. These methods typically include media vehicles that are effective on a local level, including direct mail, outdoor (including billboards), social media and radio advertisements and local partnerships and sponsorships.

Social media. We have an engaged social media platform for each of our brands, which we believe further raises brand awareness and creates a community among our members. Each brand has a dedicated social media page run by us, and we also maintain a corporate social media page where we seek to engage personally with customers. In addition, franchisees operate social media accounts at the local level. We provide franchisees with social media consulting during the pre-opening phase in order to help them maximize their social impact. We believe that local social media pages are additive to the studio-level community and deepen our brands' connection with consumers.

Digital. We utilize digital advertising at the corporate level to drive awareness for our digital platform offerings. For example, in March 2021, we launched an Apple Watch integration designed to offer an enhanced member experience across all our brands. The integration allows Xponential members and guests who own an Apple Watch to view upcoming classes, check-in to a class and track real-time workout performance data. Each brand's app integrates directly with Apple Watch. Members at participating studios also have the option to join our "Earn Your Watch" challenge, earning back the value of their Apple Watch when they purchase their device through an

Xponential brand website and complete a set number of workouts per month. We believe that our partnership with Apple Watch will further drive excitement and enthusiasm across the Xponential consumer base, while also helping to increase membership engagement and retention.

Competition

Although we offer boutique fitness experiences, we believe we compete with both fitness and non-fitness consumer discretionary spending alternatives for consumers' time and resources.

Franchisees compete with other health and fitness club industry participants, including:

- other national and regional boutique fitness offerings, some of which are franchised and others of which are owned centrally at a corporate level;

- other health and fitness centers, including gyms and other recreational facilities;

- individually owned and operated boutique fitness studios;

- personal trainers;

- racquet, tennis and other athletic clubs;

- at-home fitness offerings;

- online fitness services and health and wellness apps;

- participants in the home-use fitness equipment industry; and

- businesses offering similar services.

The health and fitness club industry is highly competitive and fragmented, and the number, size and strength of competitors vary by region. Some of our competitors may have greater name recognition nationally or locally or an established presence in local markets and some have corporate relationships that facilitate their acquisition of new consumers. These risks are more significant internationally, where we have a limited number of studios and brand recognition. Please also see "Business - Our Competitive Strengths."

We also compete to sell franchises to potential franchisees who may choose to purchase franchises from other boutique fitness operators, but who may also consider purchasing franchises in other industries such as restaurants and personal care. We compete with other franchisors on the basis of the expected return on investment of franchisees and the value propositions that we offer for franchisees.

Our competition continues to increase as we expand into new markets and add studios in existing markets. See "Risk Factors — Risks Related to our Business and Industry — We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors."

Suppliers

We require franchisees to make most purchases related to the build out and operation of their studios from us or our approved vendors. This helps us ensure the timelines of build outs and the maintenance of consistent studio quality within each brand. We sell equipment purchased from third-party equipment manufacturers to franchised studios in North America. Franchisees outside North America must purchase equipment from third-party equipment manufacturers approved by us. We also have various approved suppliers of fitness accessories and apparel.

Vendors arrange for delivery of products and services either directly to our warehouse or to franchisee studios. We continually re-evaluate our supplier relationships to ensure we and our franchisees obtain competitive pricing and high-quality equipment, merchandise and other items.

Employees

As of December 31, 2023, we had approximately 470 employees at our corporate headquarters, of which approximately 180 were part-time employees. We also had approximately 220 employees at our company-owned transition studios as of December 31, 2023, of which approximately 200 were part-time employees. None of our employees are represented by labor unions, and we believe we have a good relationship with our employees.

Xponential franchises are independently owned and operated businesses. As such, employees of franchisees are not employees of Xponential Fitness.

Information Technology and Systems

We recognize the value of enhancing and extending the uses of information technology ("IT") in virtually every area of our business. Our IT strategy is aligned to support our business strategy and operating plans. We maintain an ongoing program to monitor, replace or upgrade key IT services and infrastructure.

The studios use a uniform third-party hosted studio management system for enrolling members and managing member database information including personally identifiable information and payment processing. In addition, this management system tracks and analyzes key operating metrics such as membership statistics, cancellations, cross-studio utilization, member tenure and demographics profiles.

We continue to create a more customizable and efficient experience for members through updated digital tools, including enhanced websites and mobile applications. These digital tools enable consumers to search studio locations, browse class schedules and sign up for classes. We continue to enhance the accessibility of our digital tools to increase our online presence and member engagement.

Through our third-party hosted studio management system, we provide franchisees access to an informational management system to receive informational notices, operational resources and updates, training materials and other franchisee communications.

Our back-office computer systems are comprised of a variety of technologies designed to assist the operation of our business. These include a third-party hosted accounting and financial system, a SaaS solutions system to manage franchisees' leases and franchisee agreements, a third-party hosted payroll system, an inventory and online store management system and a customer relationship management system.

Intellectual Property

At December 31, 2023, we own approximately 78 registered trademarks and service marks in the United States and approximately 391 registered trademarks and service marks in other countries, including "Xponential," "Pure Barre," "StretchLab," "Row House," "YogaSix," "Club Pilates," "CycleBar," "Rumble," "AKT," "Stride" and "BFT." We believe the Xponential name, and the marks associated with our ten brands are of value and are important to our business. Accordingly, as a general policy, we pursue registration of our marks in the United States and select international jurisdictions, monitor the use of our marks in the United States and internationally and oppose any unauthorized use of our marks.

We license the use of our marks to franchisees and third-party vendors through our franchise agreements and vendor agreements. These agreements restrict third parties' activities with respect to use of our marks. Our franchise agreements impose brand standards requirements and require franchisees to inform us of any potential infringement of our marks.

We register some of our copyrighted material and otherwise rely on common law protection of our copyrighted works. Such registered copyrighted materials are not material to our business.

We also license some intellectual property from third parties for use in our franchised studios. Such licenses, including our music licenses, are not material to our business. Franchisees also license certain intellectual property for use in their studios, including music in some cases.

Government Regulation

We and our franchisees are subject to various federal, state, provincial and local laws and regulations affecting our business.

We are subject to a trade regulation rule on franchising, known as the FTC Franchise Rule, promulgated by the U.S. Federal Trade Commission (the "FTC"), that regulates the offer and sale of franchises in the United States and requires us to provide to all prospective franchisees certain mandatory disclosure in a Franchise Disclosure Document ("FDD"). In addition, we are subject to state franchise sales laws in approximately 20 U.S. states that regulate the offer and sale of franchises by requiring us to make a business opportunity exemption or franchise filing or obtain franchise registration prior to making any offer or sale of a franchise in those states and to provide a FDD to prospective franchisees.

We are subject to franchise sales laws in six provinces in Canada that regulate the offer and sale of franchises by requiring us to provide a FDD in a prescribed format to prospective franchisees and that further regulate certain aspects of the franchise relationship. We are also subject to franchise relationship laws in at least 21 U.S. states and territories that regulate many aspects of the franchise relationship, including renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes must be resolved, discrimination and franchisees' right to associate, among others. In addition, we and franchisees may also be subject to laws in other foreign countries where we or they do business.

We and franchisees are also subject to the U.S. Fair Labor Standards Act of 1938, as amended, similar state laws in certain jurisdictions, and various other laws in the United States and Canada governing such matters as minimum-wage requirements, overtime and other working conditions. A significant number of our and franchisees' employees are paid at rates related to the U.S. federal or state minimum wage, and past increases in such minimum wages have increased labor costs, as would future increases.

Our and franchisees' operations and properties are subject to extensive U.S. and Canadian federal, state, provincial and local laws and regulations, including those relating to environmental, building and zoning requirements. Our and franchisees' development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements.

We and franchisees are responsible at the studios we operate for compliance with state laws that regulate the relationship between health clubs and their members. Nearly all states have consumer protection regulations that limit the collection of monthly membership dues prior to a studio opening, require certain disclosure of pricing information, mandate the maximum length of contracts and "cooling off" periods for members (after the purchase of a membership), set escrow and bond requirements, govern member rights in the event of a member relocation or disability, provide specific member rights when a health club closes or relocates, or preclude automatic membership renewals.

We and franchisees primarily accept payments for our memberships through electronic fund transfers from members' bank accounts and, therefore, are subject to both federal and state legislation and certification requirements, including the Electronic Funds Transfer Act. Some states, such as New York, Massachusetts and Tennessee, have passed or considered legislation requiring gyms and health clubs to offer a prepaid membership option at all times and/or limit the duration for which such memberships can auto-renew through electronic fund transfers, if at all. Our business relies heavily on the fact that our memberships continue on a month-to-month basis after the completion of any initial term requirements, and compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health club statutes provide harsh penalties for violations, including membership contracts being void or voidable.

Additionally, the collection, maintenance, use, disclosure and disposal of individually identifiable data by us, or franchisees are regulated at the federal, state and provincial levels as well as by certain financial industry groups, such as the Payment Card Industry, Security Standards Council, the National Automated Clearing House Association and the Canadian Payments Association. Federal, state and financial industry groups may also consider from time to time new privacy and security requirements that may apply to us or franchisees and may impose further restrictions on our or their collection, disclosure and use of individually identifiable information that are housed in one or more of our or their databases. These security requirements and further restrictions, including the General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act ("CCPA"), grant protections and causes of action related to consumer data privacy and the methods in which it is collected, stored, used, and disposed by us, our franchisees, and applicable third parties.

Lindora

With our acquisition of the Lindora Franchisor in January 2024, our and the Lindora franchisee's ability to conduct business in particular U.S. states is directly dependent upon the applicable laws, regulation and guidance governing the practice of medicine, practice of nursing and healthcare delivery in general, all of which are governed by various federal, state and local regulatory bodies, including, for example, state boards of medicine, state boards of nursing, state attorney generals and departments of health. Such applicable laws, regulations and guidance are subject to changing political, regulatory, and other influences, and vary by state. While we do not provide services that constitute the practice of medicine, Lindora franchisees arrange for the provision of medical and wellness services at Lindora franchise locations. The extent to which a U.S. state considers particular actions or relationships to constitute practicing medicine is subject to change and to evolving interpretations by medical boards and state attorneys general, among others. Additionally, comprehensive statutes and regulations govern the manner in which we and Lindora franchisees provide services, our and Lindora franchisees' contractual relationships with healthcare providers, vendors, and consumers, our and Lindora franchisees' marketing activities and other aspects of operations. Of particular importance are state anti-kickback, and fee-splitting laws, state laws regarding patient brokering and marketing, and laws regarding the licensure of healthcare professionals.

In a regulatory climate that is uncertain, our and Lindora franchisees' operations may in the future be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us or Lindora franchisees to change practices at an undeterminable and possibly significant initial monetary and recurring expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our business, financial condition and results of operations. We have identified what we believe are the areas of government regulation that, if changed, would be costly to us and Lindora franchisees. These areas include: rules governing the practice of medicine by physicians; licensure standards for doctors, advanced practice registered nurses, nurses, and other health professionals; laws limiting the corporate practice of medicine; laws related to the licensure of health care facilities; and cybersecurity and privacy laws. There could be laws and regulations applicable to our and the Lindora franchisees' business that we have not identified or that, if changed, may be costly to us or a Lindora franchisee, and we cannot predict all the ways in which implementation of such laws and regulations may affect us. Additionally, the introduction of new services may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate licenses or certificates, increasing our security measures, and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services offered by Lindora franchisees from being offered to consumers, and could adversely affect our and Lindora franchisees' business, financial condition and results of operations.

Our Organizational Structure

The Company was formed as a Delaware corporation on January 14, 2020. On July 23, 2021, the Company completed an initial public offering ("IPO") of 10,000,000 shares of Class A common stock. Pursuant to a reorganization into a holding company structure, the Company is a holding company with its principal asset being a 65% ownership interest in XPO LLC through its ownership interest in Xponential Intermediate Holdings, LLC ("XPO Holdings"). The Company's Class A common stock trades on the New York Stock Exchange under the symbol "XPOF".

Available information

Our website address is www.xponential.com, and our investor relations website is located at http://investor.xponential.com. Information on our website is not incorporated by reference herein. Copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and our Proxy Statements for our annual meetings of stockholders, and any amendments to those reports, as well as Section 16 reports filed by our insiders, are available free of charge on our website as soon as reasonably practicable after we file the reports with, or furnish the reports to, the Securities and Exchange Commission (the "SEC"). We intend to use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The SEC maintains an Internet site (http://www.sec.gov) containing reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A.   Risk Factors.

Our business is subject to a number of risks, some of which are discussed below. The risk factors discussed in this section should be considered together with all of the other information contained in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. If any of the following risks actually occurs, our business, prospects, results of operations, cash flows and financial condition could suffer materially, the trading price of our Class A common stock could decline and you could lose all or part of your investment. This Annual Report on Form 10-K also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described in this section. The principal risk factors are:

Risk Factor Summary

- Our financial results are affected by the financial results of master franchisees and franchisees.

- We may not be able to successfully implement our growth strategy.

- Disruptions in the availability of financing for current or prospective franchisees.

- The number of new studios that actually open in the future may differ materially from the number of studio licenses sold to potential, existing and new franchisees.

- Our success depends substantially on our ability to maintain the value and reputation of our brands.

- Our expansion into new markets may present increased risks due to our unfamiliarity with those markets.

- Our expansion into international markets exposes us to a number of risks.

- We have incurred operating losses in the past and may not achieve or maintain profitability in the future.

- Franchisees may incur rising costs related to the construction of new studios.

- Franchisees may not be able to identify and secure suitable sites for new studios.

- New brands or services that we launch in the future may not be as successful as we anticipate.

- Franchisees have and could in the future take actions that harm our business.

- Franchisees may not successfully execute our suggested best practices, which could harm our business.

- Macroeconomic conditions or economic downturn could adversely affect demand for our services.

- Our future success depends on key employees and our ability to attract and retain highly skilled personnel.

- We operate in a highly competitive market.

- Franchisees may be unable to attract and retain customers.

- We may not be able to anticipate and satisfy consumer preferences and shifting views of health and fitness.

- Our planned growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business.

- Our business is subject to various laws and regulations and changes in such laws and regulations.

- We are subject to an SEC investigation which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

- We, master franchisees and franchisees could be subject to claims related to health and safety risks to customers that arise while at our and franchisees' studios.

- We rely heavily on information systems provided by a single provider.

- We, master franchisees, franchisees or our third-party service providers may fail to properly maintain the confidentiality and integrity of our customer personal data.

- Failure by us, master franchisees, franchisees or third-party service providers to comply with existing or future data privacy laws and regulations could have a material adverse effect on our business.

- Changes in legislation or requirements related to electronic funds transfer may adversely impact our business operations.

- We and franchisees are subject to risks related to Automated Clearing House ("ACH"), credit card, debit card and gift card payments we accept.

- We depend on a limited number of suppliers for certain equipment, services and products.

- Our intellectual property rights, including trademarks and trade names, may be infringed, misappropriated or challenged by others.

- Our quarterly results of operations and other operating metrics may fluctuate from quarter to quarter.

- Use of social media may adversely impact our reputation or subject us to fines or other penalties.

- We may require additional capital to support business growth and objectives.

- We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.

- Goodwill and indefinite-lived intangible assets are a material component of our balance sheet and impairments of these assets could have a significant impact on our results.

- Our substantial indebtedness could adversely affect our financial condition and limit our ability to pursue our growth strategy.

- Our failure to satisfy the covenants in our credit agreement may result in events of default.

- Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations.

- We may not be able to maintain required regulatory licenses and permits.

- Shifts in consumer behavior may materially adversely impact our business.

- The terms of our convertible preferred stock have provisions that could result in a change of control of our Board in the case of an event of default by us.

- Our convertible preferred stock impacts our ability to pay dividends on our Class A common stock and imposes certain negative covenants on us.

- Our convertible preferred stock ranks senior to our Class A common stock.

- We are a holding company, and depend upon distributions from our subsidiary, XPO Holdings, to pay dividends, if any, and taxes, make payments under the tax receivable agreement (the "TRA") and pay other expenses.

- In certain circumstances, XPO Holdings will be required to make substantial distributions to us and the other holders of limited liability company units (the "LLC Units").

- Continuing Pre-IPO LLC Members hold significant voting power and their interests in our business may be different than yours.

- We will be required to pay the TRA parties for certain tax benefits we may receive, and the amounts we may pay could be significant.

- Delaware law and our certificate of incorporation and bylaws may deter third parties from acquiring us and diminish the value of our Class A common stock or limit our stockholders' ability to obtain a favorable judicial forum.

- Our major stockholders may pursue corporate opportunities that could present conflicts with our and our other stockholders' interests.

- We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

- The requirements of being a public company may strain our resources and distract our management.

- Failure to maintain effective internal control over financial reporting may have an adverse effect on our financial condition and stock price.

- The trading price of our Class A common stock has been and may continue to be volatile, and the value of your investment could decline.

- We have in the past and may in the future be subject to short selling strategies.

- Failure to comply with anti-corruption and anti-money laundering laws or similar laws and regulations could subject us to penalties and other adverse consequences.

- We may not be able to fully realize the cost savings and benefits initially anticipated from the restructuring plan or the expected charges may be greater than expected, any of which could negatively impact our business.

Risks Related to Our Business and Industry

Our financial results are affected by the operating and financial results of, and our relationships with, master franchisees and franchisees.

Franchisees are an integral part of our business. We would be unable to successfully implement our growth strategy without the participation of franchisees. The failure of franchisees to focus on the fundamentals of studio operations, such as quality, service and studio appearance, would adversely affect our business, results of operations, cash flows and financial condition.

A substantial portion of our revenue comes from royalties generated by franchised studios and studios franchised through master franchisees, other fees and commissions generated from activities associated with franchisees and equipment sales and leases to franchisees. As a result, our financial results are largely dependent upon the operational and financial results of franchisees. As of December 31, 2023, we had 2,651 open studios in North America and master franchisees with 411 studios operating internationally. Negative economic conditions, including inflation and the effect of decreased consumer confidence or changes in consumer behavior, or any continued disruptions in franchisees' operations, could materially harm franchisees' financial condition, which would cause our royalty and other revenues to decline and, as a result, materially and adversely affect our business, results of operations, cash flows and financial condition. In addition, if franchisees fail to renew their franchise agreements with us, or otherwise cease operating, our royalty and other revenues may decrease, which in turn could materially and adversely affect our business, results of operations, cash flows and financial condition.

If we fail to successfully implement our growth strategy, which includes opening new studios by existing and new franchisees in existing and new markets, our ability to increase our revenue and results of operations could be adversely affected.

Our growth strategy relies in large part upon new studio development by existing and new franchisees. Franchisees face many challenges in opening new studios, including:

- availability and cost of financing;

- selection and availability of suitable studio locations;

- competition for studio sites;

- negotiation of acceptable lease and financing terms;

- impact of and responses to public health considerations;

- construction and development cost management;

- selection and availability of suitable general contractors;

- punctual commencement and progress of construction and development;

- equipment delivery or installation delays;

- health, fitness and wellness trends in new geographic regions and acceptance of our and franchisees' services and products;

- employment, training and retention of qualified personnel; and

- competition for consumers and qualified instructors.

Our growth strategy also relies on our and master franchisees' ability to identify, recruit and enter into agreements with a sufficient number of qualified franchisees. In addition, our franchisees' ability to successfully open and operate studios in new markets may be adversely affected by a lack of awareness or acceptance of our brands and a lack of existing marketing efforts and operational execution in these new markets. To the extent that we and franchisees are unable to implement effective marketing and promotional programs and foster recognition and affinity for our brands in new markets, franchisees' studios in these new markets may not perform as expected and our growth may be significantly delayed or impaired. In addition, franchisees of new studios may have difficulty securing adequate financing, particularly in new markets, where there may be a lack of adequate operating history and brand familiarity. New studios may not be successful or same store sales may not increase at historical rates, which could materially and adversely affect our business, results of operations, cash flows and financial condition.

In addition, new studios build their sales volume and customer base over time and, as a result, generally yield lower amounts of revenue for us than more mature studios. New studios may not achieve sustained results consistent with more mature studios on a timely basis, or at all, which could have an adverse effect on our financial condition, operating results and growth rate.

To the extent franchisees are unable to open new studios on the timeline we anticipate, we will not realize the revenue growth that we expect. Franchisees' failure to add a significant number of new studios would adversely affect our ability to increase our revenue and operating income and could materially and adversely affect our business, results of operations, cash flows and financial condition.

Disruptions in the availability of financing for current or prospective franchisees could adversely affect our business, results of operations, cash flows and financial condition.

Any decline in the capital markets, increases in financing costs, or limits on credit availability may negatively affect the ability of current or prospective franchisees to access the financial or management resources that they need to open or continue operating the studios contemplated by their agreements with us. Franchisees generally depend upon financing from banks or other financial institutions in order to construct and open new studios and to provide working capital. If there is a decline in the credit environment, financing may become difficult to obtain for some or all of our current and prospective franchisees. If current or prospective franchisees face difficulty obtaining financing, the number of our franchised studios may decrease, franchise fee revenues and royalty revenues could decline and our planned growth may slow, which would negatively impact our business, results of operations, cash flows and financial condition.

The majority of new franchisees' studio development is funded by franchisee investment and, therefore, our growth strategy is dependent on the ability of franchisees or prospective franchisees to access funds to finance such development. If franchisees (or prospective franchisees) are unable to obtain financing at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of new studios, and our future growth could be adversely affected. In addition, if we offer financing and franchisees are unable to repay the amounts borrowed, our business, results of operations, cash flows and financial condition could be adversely affected.

The number of new studios that actually open in the future may differ materially from the number of studio licenses sold to potential, existing and new franchisees.

The number of new studios that actually open in the future may differ materially from the number of U.S. licenses sold and international licenses to be sold via master franchise agreements. As of December 31, 2023, we had 1,963 studios in North America contractually obligated to be opened under existing franchise agreements and 1,055 licenses to be sold internationally via master franchise agreements in respect of studios that had not yet opened, on an adjusted basis to reflect historical information of brands we have acquired. Historically, a portion of our licenses sold have not ultimately resulted in new studios. From inception to December 31, 2023, 797 licenses had been terminated in North America and 104 had been terminated internationally. We expect that terminations may increase over time, however, the timing and number of such terminations is unknown. Of the franchisees that entered into the system in 2021 or later and opened their first studio in 2023 on average it took approximately 15.0 months from signing the franchise agreement to open a studio. However, the historic conversion rate of signed studio commitments to new studio locations may not be indicative of the conversion rate we will experience in the future, and the total number of new studios that actually open in the future may differ materially from the number of licenses sold that we have at any point in time. In addition, the timing of new studio openings is sometimes delayed for a variety of reasons, and delayed openings would adversely affect our business, results of operations, cash flows and financial condition.

Our success depends substantially on our ability to maintain the value and reputation of our brands.

Our success is dependent in large part upon our ability to maintain and enhance the value of our brands and the connection of franchisees' customers to our brands. Maintaining, protecting and enhancing our brands depends largely on the success of our marketing efforts, ability to provide consistent, high-quality services and our ability to successfully secure, maintain and defend our rights to use trademarks important to our brands. We believe that the importance of our brands will increase as competition within our markets further intensifies and brand promotion activities may require substantial expenditures. Our brands could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity. In particular, studios offer services that involve physical interaction, and any claims of inappropriate touching or behavior by franchisees' employees or independent contractors, even if unsubstantiated, could harm our and our brands' reputations. Unfavorable publicity about us, including our brands, services, products, customer service, personnel, technology and suppliers, could diminish confidence in, and the use of, our services and products. Such negative publicity also could have an adverse effect on the size, engagement and loyalty of franchisees' customers and result in decreased revenue, which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Our expansion into new markets may present increased risks due to our unfamiliarity with those markets.

Certain new franchised studios and studios franchised through master franchisees are planned for markets where there may be limited or no market recognition of our brands. Those new markets may have competitive conditions, consumer preferences and discretionary spending patterns that are different from those in our existing markets. As a result, studios in these new markets may be less successful than studios in existing markets. Franchisees may need to build brand awareness in those new markets through greater investments in advertising and promotional activity than franchisees originally planned. Franchisees may find it more difficult in new markets to hire, motivate and retain qualified employees who can project our vision, passion and culture. Studios opened in new markets may also have lower average sales than studios opened in existing markets. Sales at studios opened in new markets may take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby adversely affecting our business, results of operations, cash flows and financial condition.

Our expansion into international markets exposes us to a number of risks that may differ in each country where we have licensed franchisees.

We currently have franchised studios in Canada, and under master franchise agreements in Australia, New Zealand, Japan, Singapore, South Korea, Spain, United Kingdom, Dominican Republic, Germany, Mexico, Portugal, Kuwait, and Hong Kong and have entered into international expansion agreements in Austria, Saudi Arabia, Switzerland, Ireland, France, Qatar, Malaysia and The Netherlands, and we plan to continue to grow internationally. However, our international operations are in early stages. Expansion into international markets will be affected by local economic and market conditions. Therefore, as we expand internationally, franchisees may not experience the operating margins we expect, and our results of operations and growth may be materially and adversely affected. Growing our international presence may also increase our risks related to international operations. Our financial condition and results of operations may also be adversely affected if the global markets in which our franchised studios compete are affected by changes in political, economic or other factors. These factors, over which neither we nor franchisees have control, may include:

- changes in inflation rates;

- recessionary or expansive trends in international markets;

- increases in the taxes we or franchisees pay and other changes in applicable tax laws;

- legal and regulatory changes, and the burdens and costs of our and franchisees' compliance with a variety of foreign laws;

- changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds;

- difficulty in protecting our brands, reputation and intellectual property;

- difficulty in collecting royalties;

- difficulties and interruptions in communications and coordination with international franchisees;

- global supply chain disruption and constraints;

- political and economic instability; and

- other external factors, including actual or perceived threats to public health.

We have incurred operating losses in the past, may incur operating losses in the future and may not achieve or maintain profitability in the future.

We have experienced operating losses in the past and may experience operating losses in the future. For example, we had a net loss of $1.7 million for the year ended December 31, 2023 and a net loss of $51.4 million for the year ended December 31, 2021, and we cannot be certain that we will achieve or maintain profitability and may incur operating losses in the future. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, expand our operating infrastructure and expand into new geographies. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for new franchises, reduced demand for the services and products offered by franchisees, increased competition, reduction in openings of new studios, a decrease in the growth or reduction in the size of our overall market or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we may not be able to maintain profitability.

Franchisees may incur rising costs related to the construction of new studios and maintenance of existing studios, which could adversely affect the attractiveness of our franchise model.

Franchisees' studios require significant upfront and ongoing investment, including periodic remodeling and equipment replacement. If franchisees' costs are greater than expected, franchisees may need to outperform their operational plans to achieve their targeted returns. In addition, increased costs may result in lower profits to franchisees, which may cause them to cease operations or make it harder for us to attract new franchisees, which in turn could materially and adversely affect our business, results of operations, cash flows and financial condition.

In addition, if a franchisee is unwilling or unable to acquire the necessary financing to invest in the maintenance and upkeep of its studios, including periodic remodeling and equipment replacement, the quality of its studios could deteriorate, which may have a negative impact on the image of our brands and franchisees' ability to attract and retain customers, which in turn may have a negative impact on our business, results of operations, cash flows and financial condition.

If franchisees are unable to identify and secure suitable sites for new studios, our ability to open new studios and increase our revenue could be materially adversely affected.

To successfully expand our business, franchisees must identify and secure sites for new studios that meet our established criteria. Franchisees face significant competition for such sites and, as a result, franchisees may lose or be forced to pay significantly higher prices for such sites. If franchisees are unable to identify and secure sites for new studios that meet our established criteria, our revenue growth rate and results of operations may be negatively impacted. Additionally, if our or franchisees' analysis of the suitability of a new studio site is incorrect, franchisees may not be able to recover their capital investment in developing and building the new studio.

As we increase our number of franchised studios, franchisees may also open studios in higher-cost markets, which could entail, among other expenses, greater lease payments and construction costs. The higher level of invested capital at these studios may require higher operating margins and higher net income per studio to produce the level of return we, franchisees and our potential franchisees expect. Failure to provide this level of return could adversely affect our business, results of operations, cash flows and financial condition.

Opening new studios in close proximity to existing studios may negatively impact existing studios' revenue and profitability.

We have studio locations throughout the U.S. and internationally, with franchise, master franchise and international expansion agreements in 49 U.S. states and the District of Columbia, Canada, and under master franchise agreements in Australia, New Zealand, Japan, Singapore, South Korea, Spain, United Kingdom, Dominican Republic, Germany, Mexico, Portugal, Kuwait, and Hong Kong and have entered into international expansion agreements in Austria, Saudi Arabia, Switzerland, Ireland, France, Qatar, Malaysia and The Netherlands, and we plan to continue to seek franchisees to open new studios in the future, some of which will be in existing markets. We intend to continue opening new franchised studios in existing markets as part of our growth strategy, some of which may be located in close proximity to studios already in those markets. Opening new studios in close proximity to existing studios may attract some customers away from those existing studios, which may lead to diminished revenue and profitability for us and franchisees rather than increased market share. In addition, as a result of opening new studios in existing markets, and because older studios will represent an increasing proportion of our studio base over time, same store sales may be lower in future periods than they have been historically.

New brands or services that we launch in the future may not be as successful as we anticipate, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We acquired StretchLab in November 2017, Row House in December 2017, AKT in March 2018, YogaSix in July 2018, Stride in December 2018, Rumble in March 2021, BFT in October 2021, and Lindora in January 2024. We launched our digital platform offerings in 2019 and XPASS in 2021. We may launch additional brands, services or products in the future. We cannot assure you that any new brands, services or products we launch will be accepted by consumers, that we will be able to recover the costs incurred in developing new brands, services or products, or that new brands, services or products will be successful. If new brands, services or products are not as successful as we anticipate, it could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Franchisees have and could in the future take actions that harm our business.

Franchisees are contractually obligated to operate their studios in accordance with the operational, safety and health standards set forth in our agreements with them. Franchisees are independent third parties and their actions are outside of our control. In addition, we cannot be certain that franchisees will have the business acumen or financial resources necessary to operate successful franchises, and certain state franchise laws may limit our ability to terminate or modify our franchise agreements with them. Franchisees own, operate and oversee the daily operations of their studios, and their employees and independent contractors are not our employees or independent contractors. As a result, the ultimate success and quality of any studio rests with the franchisee. If franchisees do not operate their studios in a manner consistent with required standards and comply with local laws and regulations, franchise fees and royalties paid to us have and could be in the future adversely affected and the image of our brands and our reputation has been and could be in the future harmed, which in turn could adversely affect our business, results of operations, cash flows and financial condition. Furthermore, we have and could in the future have disputes with franchisees that have and could in the future damage the image of our brands, our reputation and our relationships with franchisees.

Franchisees may not successfully execute our suggested best practices, which could harm our business.

Franchisees may not successfully execute our suggested best practices, which include our recommended plan for operating and managing a studio. We believe our suggested best practices provide key principles designed to help franchisees manage and operate a studio efficiently. If a franchisee is unable to manage or operate their studio efficiently, the performance and quality of service of the studio could be adversely affected, which could reduce customer engagement and negatively affect our royalty revenues and brand image. Further, we expect franchisees to follow our suggested best practices, and if a franchisee does not adopt the principles outlined by us, franchisees may not generate the revenue we expect and our forecasts and projections may be inaccurate, which in turn could adversely affect our business, results of operations, cash flows and financial condition.

We are subject to a variety of additional risks associated with franchisees.

Our franchise model subjects us to a number of risks, any one of which may impact our royalty revenues collected from franchisees, harm the goodwill associated with our brands, and materially and adversely impact our business, results of operations, cash flows and financial condition.

Franchisee bankruptcies. A franchisee bankruptcy could have a substantial negative impact on our ability to collect payments due under our agreements with such franchisee. In the event of a franchisee bankruptcy, the bankruptcy trustee may reject its franchise agreement or agreements, area development agreement or any other agreements pursuant to Section 365 of the U.S. Bankruptcy Code, in which case there would be no further royalty payments or any other payments from such franchisee, and we may not ultimately recover those payments in a bankruptcy proceeding of such franchisee in connection with a damage claim resulting from such rejection.

Franchisee changes in control. Franchisees are independent business owners. Although we have the right to approve franchisees, including any transferee franchisees, it can be difficult to predict in advance whether a particular franchisee will be successful. If an individual franchisee is unable to successfully establish, manage and operate its studio, the performance and quality of service of the studio could be adversely affected, which could reduce sales and negatively affect our royalty revenues, the image of our brands and our reputation. In the event of the death or disability of a franchisee (if a natural person) or a principal of a franchisee entity, the executors and representatives of the franchisee are required to transfer the relevant franchise agreements with us to the franchisee's heirs, trust, personal representative or conservator, as applicable. In any transfer situation, the transferee may not be able to perform the former franchisee's obligations under such franchise agreements and successfully operate the studio. In such a case, the performance and quality of service of the studio could be adversely affected, which could also reduce sales and negatively affect our royalty revenues, the image of our brands and our reputation.

Franchisee insurance. Franchise agreements require each franchisee to maintain certain insurance types at specified levels. Losses arising from certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits and policy payments made to franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material adverse effect on a franchisee's ability to satisfy its obligations under its franchise agreement with us or other contractual obligations, which could negatively affect our operating and financial results.

Franchisees that are operating entities. Franchisees may be natural persons or legal entities. Franchisees that are operating companies (as opposed to limited purpose entities) are subject to business, credit, financial and other risks, which may be unrelated to the operation of their studios. These unrelated risks could materially and adversely affect a franchisee that is an operating company and its ability to service its customers and maintain studio operations while making royalty payments, which in turn may materially and adversely affect our business, results of operations, cash flows and financial condition.

Franchise agreement termination and nonrenewal. Each of our franchise agreements is subject to termination by us as the franchisor in the event of a default. The default provisions under our franchise agreements are drafted broadly and include, among other things, any failure to meet performance standards.

In addition, each of our franchise agreements has an expiration date. Upon the expiration of a franchise agreement, we or the franchisee may, or may not, elect to renew the franchise agreement. The franchise agreement renewal is contingent on, among other requirements, the franchisee's execution of the then-current form of franchise agreement (which may include increased royalty rates, advertising fees and other fees and costs), the satisfaction of certain conditions (including studio renovation and modernization and other requirements) and the payment of a renewal fee. If a franchisee is unable or unwilling to satisfy any of these requirements, the expiring franchise agreement will terminate upon the expiration of its term.

Franchisee litigation and effects of regulatory efforts. We and franchisees are subject to a variety of litigation risks, including, but not limited to, customer claims, personal injury claims, harassment claims, vicarious liability claims, litigation with or involving our relationship with franchisees, litigation alleging that the franchisees are our employees or that we are the co-employer of franchisees' employees, landlord/tenant disputes, intellectual property claims, gift card claims, employee allegations of improper termination and discrimination, claims related to violations of the Americans with Disabilities Act of 1990, the Fair Labor Standards Act, the Occupational Safety and Health Act and other employment-related laws. Each of these claims may increase costs, reduce the execution of new franchise agreements and affect the scope and terms of insurance or indemnifications we and franchisees may have. Litigation against a franchisee or its affiliates by third parties or regulatory agencies, whether in the ordinary course of business or otherwise, may also include claims against us by virtue of our relationship with the defendant-franchisee, whether under vicarious liability, joint employer or other theories. In addition to such claims decreasing the ability of a defendant-franchisee to make royalty payments and diverting our management and financial resources, adverse publicity resulting from such allegations may materially and adversely affect us, the image of our brands and our reputation, regardless of whether the allegations are valid or we are liable. Our international operations may be subject to additional risks related to litigation, including difficulties in enforcement of contractual obligations governed by foreign law due to differing interpretations of rights and obligations, compliance with multiple and potentially conflicting laws, new and potentially untested laws and judicial systems, and reduced or diminished protection of intellectual property. A substantial judgment against us or one of our subsidiaries could materially and adversely affect our business, results of operations, cash flows and financial condition.

In addition, we, master franchisees, and franchisees are subject to various regulatory efforts, such as efforts to enforce employment laws, which include efforts to categorize franchisors as the co-employers of their franchisees' employees, legislation to categorize independent contractors as employees, legislation to categorize individual franchised businesses as large employers for the purposes of various employment benefits, and other legislation or regulations that may have a disproportionate impact on franchisors and/or franchised businesses. These efforts may impose greater costs and regulatory burdens on us and franchisees, and negatively affect our ability to attract and retain franchisees.

We could also become subject to class action or other lawsuits related to the above-described or different matters in the future. In the ordinary course of business, we are also the subject of regulatory actions regarding the enforceability of the non-compete clauses included in our franchise agreements. In particular, certain states have public policies that may call into question the enforceability of non-compete clauses. Regardless, however, of whether any claim brought against us in the future is valid or we are liable, such a claim would be expensive to defend and may divert time, money and other valuable resources away from our operations and, thereby, hurt our business.

Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims, or any adverse publicity resulting from such claims, could adversely affect our business, results of operations, cash flows and financial condition.

Franchise agreements and franchisee relationships. Franchisees develop and operate their studios under terms set forth in our area development and franchise agreements, respectively. These agreements give rise to long-term relationships that involve a complex set of obligations and cooperation. We have a standard set of agreements that we typically use with franchisees. However, we reserve the right to negotiate terms of our franchise agreements with individual franchisees or groups of franchisees (*e.g.*, a franchisee association). We and franchisees may not always maintain a positive relationship or interpret our agreements in the same way. Our failure to have positive relationships with franchisees could individually or in the aggregate cause us to change or modify our business practices, which may make our franchise model less attractive to franchisees or their customers.

While our franchisee revenues are not concentrated among one or a small number of parties, the success of our business does depend in large part on our ability to maintain contractual relationships with franchisees in profitable studios. A typical franchise agreement has a ten-year term. No franchisee accounted for more than 5% of our total revenue. If we fail to maintain or renew our contractual relationships with these significant franchisees on acceptable terms, or if one or more of these significant franchisees were to become unable or otherwise unwilling to pay amounts due to us, our business, results of operations, cash flows and financial condition could be materially adversely affected.

Macroeconomic conditions or an economic downturn or uncertainty in our key markets could adversely affect discretionary spending and reduce demand for our and franchisees' services and products, which could adversely affect our and franchisees' ability to increase sales at existing studios or to open new studios.

Recessionary economic cycles, low consumer confidence, inflation, higher interest rates, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may negatively affect our ability to attract franchisees and a decrease in discretionary consumer spending could reduce demand for health, fitness and wellness services and products, which could adversely affect our revenue and operating margins and make opening new studios more difficult. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may decrease demand for our franchises. In addition, unfavorable economic conditions, such as persistent inflation and rising cost of living, may lead consumers to have lower disposable income and reduce the frequency with which they purchase our and franchisees' services and products. In addition, disasters or outbreaks, such as a pandemic, as well as any resulting recession, depression or other long-term economic impact, could negatively impact consumer spending in the impacted regions or depending upon the severity, globally, which could adversely impact our or franchisees' operating results. This could result in fewer transactions or limitations on the prices we and franchisees can charge for services and products, either of which could reduce our sales and operating margins. All of these factors could have a material adverse impact on our results of operations and growth strategy.

Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel.

Our future success depends, in part, on the services of our senior management team and other key employees at our corporate headquarters, as well as on our ability to recruit, retain and motivate key employees. Competition for such employees can be intense, and the inability to identify, attract, develop, integrate and retain the additional qualified employees required to expand our activities, or the loss of current key employees, could adversely affect our operating efficiency and financial condition. In particular, we are highly dependent on the services of Anthony Geisler, our Chief Executive Officer and founder, who is critical to the development of our business, vision and strategic direction. We also heavily rely on the continued service and performance of our senior management team, including each of our brand presidents, who provide leadership, contribute to the core areas of our business and help us to efficiently execute our business. If our senior management team, including any new hires that we make in the future, fails to work together effectively and to execute our plans and strategies on a timely basis, our business and future growth prospects could be harmed.

Additionally, the loss of any key personnel could make it more difficult to manage our operations, reduce our employee retention and revenue and impair our ability to compete. Although we have entered into employment offer letters with certain of our key personnel, including Mr. Geisler, these letters have no specific duration and constitute at-will employment. We do not maintain key person life insurance policies on any of our employees.

Competition for highly skilled personnel is often intense. We may not be successful in attracting, integrating or retaining qualified personnel to fulfill our or their needs. We have from time to time experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

Our investments in underperforming studios have been and may be unsuccessful, which could adversely affect our business, results of operations, cash flows and financial condition.

From time to time, we have taken ownership of underperforming studios with a view to improving the operating results of the studio and ultimately re-licensing it to a different franchisee. In the third quarter of 2023, we announced a restructuring plan that involves exiting company-owned transition studios. As a result, the number of company-owned transition studios has decreased from the prior year. As of December 31, 2023, we had ownership of 22 such studios, compared to 55 studios as of December 31, 2022. There is no guarantee that we will be successful in improving the operating results of the remaining company-owned transition studios or exiting them in a timely manner. If the costs of operating the studio are greater than expected, the studio is otherwise unattractive due to its location or otherwise or we are required to operate the studio for an extended period of time, our business, results of operations, cash flows and financial condition may be adversely affected. There can be no assurance that our refranchising efforts or efforts to exit the studios will be successful, and failure to do so may increase our cost of operation. In addition, our operation of studios may also have the effect of heightening many of the other risks for us described in this "Risk Factors" section that are related to the franchisee's operation of its studios, such as those relating to our ability to attract and retain members, health and safety risks to our members, loss of key employees and changes in consumer preferences.

From time to time, we also make cash support payments to franchisees of underperforming studios. The support payments are intended to help franchisees improve their studios. The support payments may not be sufficient to help franchisees improve their results, and we may never realize a return on the support payments, which could materially and adversely affect our business, results of operations, cash flows and financial condition.

We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors.

Our services are offered in a highly competitive market. We face significant competition in every aspect of our business, including other fitness studios, personal trainers, health and fitness clubs, at-home fitness equipment, online fitness services and health and wellness apps. We also compete to sell franchises to potential franchisees who may choose to purchase franchises in boutique fitness from other operators, or franchises in other industries. Moreover, we expect the competition in our market to intensify in the future as new and existing competitors introduce new or enhanced services and products that compete with ours and as the industry continues to shift towards more online offerings. Franchisees compete with other fitness industry participants, including:

- other national and regional boutique fitness offerings, some of which are franchised and others of which are owned centrally at a corporate level;

- other fitness centers, including gyms and other recreational facilities;

- individually owned and operated boutique fitness studios;

- personal trainers;

- racquet, tennis and other athletic clubs;

- online fitness services and health and wellness apps;

- the home-use fitness equipment industry; and

- businesses offering similar services.

Our competitors may develop, or have already developed, services, products, features or technologies that are similar to ours or that achieve greater consumer acceptance, may undertake more successful service and product development efforts, create more compelling employment opportunities, franchise opportunities or marketing campaigns, or may adopt more aggressive pricing policies. Our competitors may develop or acquire, or have already developed or acquired, intellectual property rights that significantly limit or prevent our ability to compete effectively in the public marketplace. In addition, our competitors may have significantly greater resources than us, allowing them to identify and capitalize more efficiently upon opportunities in new markets and consumer preferences and trends, more quickly transition and adapt their services and products, devote greater resources to marketing and advertising, or be better positioned to withstand substantial price competition. If we are unable to compete effectively against our competitors, they may acquire and engage customers or generate revenue at the expense of our efforts, which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Franchisees may be unable to attract and retain customers, which would materially and adversely affect our business, results of operations, cash flows and financial condition.

The success of our business depends on our and franchisees' ability to attract and retain customers. Our and franchisees' marketing efforts may not be successful in attracting customers to studios, and customer engagement may materially decline over time, especially at studios in operation for an extended period of time. Customers may cancel their memberships at any time after giving proper advance notice, subject to an initial minimum term applicable to certain memberships. Franchisees may also cancel or suspend memberships if a customer fails to provide payment. In addition, franchised studios experience attrition and must continually engage existing customers and attract new customers in order to maintain membership levels. In order to increase membership levels, we may from time to time allow franchisees to offer promotions or lower monthly dues or annual fees. If we and franchisees are not successful in optimizing price or in increasing membership levels in new and existing studios, growth in monthly membership dues or annual fees may suffer. Any decrease in our average dues or fees or higher membership costs may adversely impact our business, results of operations, cash flows and financial condition.

If we are unable to anticipate and satisfy consumer preferences and shifting views of health, fitness and wellness, our business may be adversely affected.

Our success depends on our ability to identify and originate trends, as well as to anticipate and react to changing consumer preferences and demands relating to health, fitness and wellness, in a timely manner. Our business is subject to changing consumer preferences and trends that cannot be predicted with certainty. Developments or shifts in research or public opinion on the types of health, fitness and wellness services our brands provide could negatively impact consumers' preferences for such services and negatively impact our business. If we are unable to introduce new or enhanced offerings in a timely manner, or if our new or enhanced offerings are not accepted by consumers, our competitors may introduce similar offerings faster than us, which could negatively affect our rate of growth. Moreover, our new offerings may not receive consumer acceptance as preferences could shift rapidly to different types of health, fitness and wellness offerings or away from these types of offerings altogether, and our future success depends in part on our ability to anticipate and respond to these shifts. Failure to anticipate and respond in a timely manner to changing consumer preferences and demands could lead to, among other things, lower revenue at our franchised studios and, therefore, lower revenue from royalties. Even if we are successful in anticipating consumer preferences and demands, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality offerings. Development of new or enhanced offerings may require significant time and financial investment, which could result in increased costs and a reduction in our operating margins. For example, we have historically incurred higher levels of sales and marketing expenses accompanying the introduction of each brand and service.

Our planned growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business.

Since our founding in 2017, we have experienced significant growth in our business activities and operations. This expansion has placed, and our planned future expansion may place, significant demands on our administrative, operational, financial and other resources. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, legal, human resources, risk management, marketing, technology, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management attention, and we may not realize a return on our investment in these processes. In addition, we believe the culture we and franchisees foster at studios is an important contributor to our success. However, as we expand, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. These risks may be heightened as our growth accelerates. Our failure to successfully execute on our planned expansion of studios could materially and adversely affect our business, results of operations, cash flows and financial condition.

Our business is subject to various laws and regulations and changes in such laws and regulations, our or franchisees' failure to comply with existing or future laws and regulations, could adversely affect our business, results of operations, cash flows and financial condition.

We are subject to a trade regulation rule on franchising, known as the FTC Franchise Rule, promulgated by the FTC, which regulates the offer and sale of franchises in the United States and its territories and requires us to provide to all prospective franchisees certain mandatory disclosure in a franchise disclosure document (''FDD''). In addition, we are subject to state franchise sales laws in approximately 20 U.S. states that regulate the offer and sale of franchises by requiring us to make a business opportunity exemption or franchise filing or obtain franchise registration prior to making any offer or sale of a franchise in those states and to provide a FDD to prospective franchisees. We are subject to franchise sales laws in six provinces in Canada that regulate the offer and sale of franchises by requiring us to provide a FDD in a prescribed format to prospective franchisees and that further regulate certain aspects of the franchise relationship. Our failure to comply with such franchise sales laws may result in a franchisee's right to rescind its franchise agreement and damages and may result in investigations or actions from federal or state franchise authorities, civil fines or penalties, and stop orders, among other remedies. We are also subject to franchise relationship laws in at least 21 U.S. states and territories that regulate many aspects of the franchise relationship, including renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes must be resolved, discrimination and franchisees' right to associate, among others. Our failure to comply with such franchise relationship laws may result in fines, damages and our inability to enforce franchise agreements where we have violated such laws. In addition, in certain states under certain circumstances, such as allegations of fraud, we may be temporarily prevented from offering or selling franchises until either our annual FDD filing, or any amendment to our FDD filing, is accepted by the relevant regulatory agency. Our non-compliance with franchise sales laws or franchise relationship laws could result in our liability to franchisees and regulatory authorities as described above, our inability to enforce our franchise agreements, inability to sell licenses and a reduction in our anticipated royalty or franchise revenue, which in turn may materially and adversely affect our business, results of operations, cash flows and financial condition.

We and franchisees are also subject to the Fair Labor Standards Act of 1938, as amended, and various other laws in the United States and Canada governing such matters as minimum-wage requirements, overtime and other working conditions. A significant number of our and franchisees' employees are paid at rates related to the U.S. federal minimum wage. Increases in the U.S. federal minimum wage would increase our and franchisees' labor costs, which might result in our and franchisees' inadequately staffing studios. Such increases in labor costs and other changes in labor laws could affect studio performance and quality of service, decrease royalty revenues and adversely affect our brands.

Our and franchisees' operations and properties are subject to extensive U.S. and Canadian federal, state, provincial and local laws and regulations, as well laws and regulations in other countries in which we and franchisees have begun operating, or in the future may operate, including those relating to environmental, building and zoning requirements. Our and franchisees' development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Failure to comply with these legal requirements could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability, which could adversely affect our business, results of operations, cash flows and financial condition.

We and franchisees are responsible at the studios we operate for compliance with state and provincial laws that regulate the relationship between studios and their customers. Many states and provinces have consumer protection regulations that may limit the collection of dues or fees prior to a studio opening, require disclosure of certain pricing information, mandate the maximum length of membership contracts and "cooling off" periods for customers after the purchase of a membership, set escrow and bond requirements for studios, govern customer rights in the event of a customer relocation or disability, provide for specific customer rights when a studio closes or relocates or preclude automatic membership renewals. Our or franchisees' failure to comply fully with these rules or requirements may subject us or franchisees to fines, penalties, damages and civil liability, or result in membership contracts being void or voidable. In addition, states may modify these laws and regulations in the future. Any additional costs which may arise in the future as a result of changes to the legislation and regulations or in their interpretation could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to franchisees or their customers.

In January 2024 we have acquired a weight loss and wellness brand which is subject to healthcare and related laws.

On December 1, 2023, we entered into an agreement to acquire Lindora Franchise, LLC, a Delaware limited liability company, the franchisor of the "Lindora" wellness brand (the "Lindora Franchisor"), which grants franchises for wellness clinics that offer a variety of medical and non-medical products and services currently including weight loss and wellness plans and medications, snack and nutritional supplements, hormone replacement therapy, IV therapies, laser treatments and related products and services ("Lindora Clinics"). We completed the acquisition of the Lindora Franchisor in January 2024.

Prior to the acquisition, the Lindora Franchisor was a subsidiary of Lindora Wellness, Inc. which owned and operated each of the Lindora Clinics in California for at least 25 years and will continue to do so as a franchisee of the Lindora Franchisor. After the acquisition, each franchisee of a Lindora Clinic is required to enter into a management services agreement pursuant to which it provides non-medical management services to an affiliated medical practice that provides or arranges for the provision of the medical services provided by licensed physicians and other non-physician clinicians in the Lindora Clinic.

The services provided in each Lindora Clinic, including the provision of weight loss products and services and other medical services, are regulated by federal, state and local laws, rules and regulations including, without limitation, (i) state corporate practice of medicine laws; (ii) laws pertaining to the practice of medicine and/or nursing; (iii) laws governing medical weight management practice; (iv) laws governing the privacy and security of personally identifiable information, protected health information, or other information generated in the course of providing or paying for healthcare services, including HIPAA; (v) applicable state anti-kickback, patient inducement, self-referral, and fee splitting laws; (vi) telemedicine laws and regulations; (vii) laws and regulations pertaining to medical devices and related healthcare equipment; (viii) laws and regulations pertaining to health and wellness centers, including requirements applicable to membership programs; (ix) laws and regulations pertaining to cosmetology/esthetic services; (x) laws regulating the prescribing, compounding, marketing, administering, packaging, and sale of peptides, medications, and other controlled substances; (xi) laws relating to the licensure of music played in the Lindora Clinic; (xii) state and federal employment laws; and (xiii) laws relating to advertising or marketing of healthcare products or services. Franchisees of the Lindora Franchisor will be responsible for complying with these laws in connection with the operation of their Lindora Clinics, and their failure to do so could disrupt their operations which would, in turn, disrupt the Lindora Franchisor's royalty and other revenue streams and its future sale of franchises for Lindora Clinics, and could result in claims asserted against the Lindora Franchisor and its related parties from clients receiving those services, state and federal regulators, and franchisees of the Lindora Clinics.

We currently are, and may in the future be, subject to legal proceedings, regulatory disputes and governmental inquiries that could cause us to incur significant expenses, divert our management's attention, and materially harm our business, results of operations, cash flows and financial condition.

From time to time, we may be subject to claims, lawsuits, government investigations and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, gift cards, commercial disputes and other matters that could adversely affect our business, results of operations, cash flows and financial condition. In the ordinary course of business, we are the subject of complaints or litigation, including litigation related to acquisitions, classification of independent contractors, trademark disputes, claims related to misrepresentations in our franchise disclosure documents and claims related to our franchise agreements or employment agreements. For example, in the past we have engaged in legal disputes with brand founders and while resolved, there is no guarantee that we will not have future disputes with them. If any of these lawsuits are decided adversely against us, it may adversely affect our business, results of operations, cash flows and financial condition. Litigation related to laws or regulations, or changes in laws or regulations, governing instructor certifications may also adversely affect our or franchisees' businesses. If any of these lawsuits are decided adversely against franchisees, or laws or regulations regarding instructor certifications change, franchisees may face increased labor costs, which could adversely affect the franchisee's business and results of operations, which may adversely affect our business, results of operations, cash flows and financial condition.

Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify, make temporarily unavailable or stop offering or selling certain services or products, all of which could negatively affect our sales and revenue growth. In particular, any allegations of fraud could temporarily prevent us from offering or selling franchises in certain states for a period of time.

The results of litigation, investigations, claims and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, results of operations, cash flows and financial condition.

We are subject to an SEC investigation which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

On December 11, 2023, we filed a Form 8-K stating that on December 5, 2023 we were contacted by the SEC, requesting that we provide it with certain documents. We intend to cooperate fully with the SEC in this matter. We cannot predict or provide any assurance as to the timing, outcome or consequences of the SEC investigation. If the SEC were to conclude that enforcement action is appropriate, we could be required to pay civil penalties and fines, and the SEC could impose other sanctions against us or against our current and former officers and directors. We have incurred, and may continue to incur, significant expenses related to legal and other professional services in connection with matters relating to or arising from the SEC investigation. In addition, our board of directors, management and employees may expend a substantial amount of time on the SEC investigation, diverting resources and attention that would otherwise be directed toward our operations and implementation of our business strategy, all of which could materially adversely affect our business, financial condition and results of operations.

We, master franchisees and franchisees could be subject to claims related to health and safety risks to customers that arise while at our and franchisees' studios.

The use of our and franchisees' studios poses some potential health and safety risks to customers through, among other things, physical exertion and the physical nature of the services offered. Claims might be asserted against us and franchisees for a customer's death or injury sustained while exercising and using the facilities at a studio, for harassment in connection with services offered at a studio, or product liability claims arising from use of equipment in the studio, and we may be named in such a suit even if the products claim relates to the operations or facilities of a franchisee. We may not be able to successfully defend such claims. We also may not be able to maintain our

general liability insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against potential claims. In addition, adverse publicity resulting from such allegations may materially and adversely affect us, the image of our brands and our reputation, regardless of whether such allegations are valid or we are liable. Depending upon the outcome, these matters may have a material adverse effect on our business, results of operations, cash flows and financial condition.

We, master franchisees and franchisees rely heavily on information systems provided by a single provider, and any material failure, interruption, weakness or termination with such supplier may prevent us from effectively operating our business and damage our reputation.

We and franchisees in North America rely heavily on information systems provided by ClubReady, LLC ("ClubReady"), including the point-of-sale processing systems in our franchised studios and other information systems managed by ClubReady, to interact with franchisees and customers and to collect and maintain customer information or other personally identifiable information, including for the operation of studios, collection of cash, management of our equipment supply chain, accounting, staffing, payment of obligations, ACH transactions, credit and debit card transactions and other processes and procedures. Our and franchisees' ability to efficiently and effectively manage studios depends significantly on the reliability and capacity of these systems, and any potential failure of ClubReady to provide quality uninterrupted service is beyond our and franchisees' control. We have previously experienced a dispute with ClubReady and while that dispute has been resolved amicably, there is no guarantee a dispute will not arise in the future.

Franchisees outside of North America also rely on information systems provided by third parties, and any disruption in such information systems could negatively impact such franchisees' operations, including sales at franchised studios.

Our and franchisees' operations depend upon our and their ability, as well as the ability of third-party service providers to protect our and their computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, denial-of-service attacks and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow, a breach in security of these systems or other unanticipated problems could result in interruptions to or delays in our business and customer service and reduce efficiency in our operations. In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems, as well as transitions from one service provider to another, may cause service interruptions, operational delays due to the learning curve associated with using a new system, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. If our, franchisees' or our third-party service providers' information systems fail and the back-up or disaster recovery plans are not adequate to address such failures, our revenue could be reduced and the image of our brands and our reputation could be materially adversely affected. If we need to move to a different third-party system, our operations could be interrupted. In addition, remediation of such problems could result in significant, unplanned operating or capital expenditures.

If we, master franchisees, franchisees or our third-party service providers fail to properly maintain the confidentiality and integrity of our data, including customer credit, debit card and bank account information and other personally identifiable information, we could incur significant liability or become subject to costly litigation and our reputation and business could be materially and adversely affected.

In the ordinary course of business, we, master franchisees, and franchisees collect, use, transmit, store and otherwise process customer and employee data, including credit and debit card numbers, bank account information, driver's license numbers, dates of birth and other highly sensitive personally identifiable information, in information systems that we, master franchisees, franchisees or our third-party service providers, including ClubReady, maintain. Some of this data is sensitive and could be an attractive target of criminal attack by malicious third parties with a wide range of motives and expertise, including organized criminal groups, hackers, "hactivists," disgruntled current or former employees, and others. The integrity and protection of that customer and employee data is critical to us.

Despite the security measures we have in place to comply with applicable laws and rules, our, master franchisees', franchisees' and our third-party service providers' facilities and systems may be vulnerable to both external and internal threats, including security breaches, acts of cyber terrorism or sabotage, vandalism or theft, misuse, unauthorized access, computer viruses, ransomware, denial-of-service attacks, misplaced, corrupted or lost data, programming or human errors or other similar events. A number of retailers and other companies have recently

experienced serious cyber security breaches of their information technology systems. Furthermore, the size and complexity of our, master franchisees', franchisees' and our third-party service providers' information systems make such systems potentially vulnerable to security breaches from inadvertent or intentional actions by our employees, franchisees or vendors, or from attacks by malicious third parties. Because such attacks are increasing in sophistication and change frequently in nature, we, franchisees, master franchisees and our third-party service providers may be unable to anticipate these attacks or implement adequate preventative measures, and any compromise of our or their systems may not be discovered promptly.

Under certain laws, regulations and contractual obligations, a cybersecurity breach could also require us to notify customers, employees or other groups of the incident. For example, laws in all 50 U.S. states require businesses to provide notice to clients whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. The forgoing could result in adverse publicity, loss of sales and revenue, or an increase in fees payable to third parties. It could also result in significant fines, penalties orders, sanctions and proceedings or actions against us by governmental bodies and other regulatory authorities, clients or third parties or remediation and other costs that could adversely affect our business, results of operations, cash flows and financial condition. Any such proceeding or action could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Furthermore, we may be required to disclose personal data pursuant to demands from individuals, privacy advocates, regulators, and government and law enforcement agencies in various jurisdictions with conflicting privacy and security laws. This disclosure or the refusal to disclose personal data may result in a breach of privacy and data protection policies, notices, laws, rules, court orders and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to the image of our brands and our reputation, and our inability to provide our services and products to consumers in certain jurisdictions.

A security breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, whether by us, franchisees or our third-party service providers, could have material adverse effects on our and franchisees' business, operations, brands, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against our licenses to do business and injunctive relief by court or consent order. We maintain cyber risk insurance, but do not require franchisees to do so. In the event of a significant data security breach, our insurance may not cover all our losses that we would be likely to suffer and in addition, franchisees may not have any or adequate coverage.

Failure by us, master franchisees, franchisees or third-party service providers to comply with existing or future data privacy laws and regulations could have a material adverse effect on our business.

The collection, maintenance, use, disclosure and disposal of personally identifiable information by us, master franchisees and franchisees is regulated by federal, state and provincial governments and by certain industry groups, including the Payment Card Industry organization and the National Automated Clearing House Association. Federal, state, provincial governments and industry groups may also consider and implement from time to time new privacy and security requirements that apply to us and franchisees. Compliance with evolving privacy and security laws, requirements and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our collection, disclosure and use of personally identifiable information that is stored in one or more of our, master franchisees', franchisees' or our third-party service providers' databases.

The U.S. federal government and various state and governmental agencies have adopted or are considering adopting various laws, regulations and standards regarding the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act (the "CCPA"), which increases privacy rights for California residents and imposes obligations on companies that process their personal information, went into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CCPA was amended in September 2018, November 2019, and October 2023, and it is possible that further amendments will be enacted, but even in its current format, it remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, California voters approved another privacy law, the California Privacy Rights Act (the ''CPRA''), in the November 2020 election. Effective starting on January 1, 2023, the CPRA significantly modified the CCPA, including by expanding consumers' rights with respect to certain sensitive personal information. The CPRA also created a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. There are many other state-based data privacy and security laws and regulations that may impact our business, including two laws that became effective in 2023; the Colorado Privacy Act and the Virginia Consumer Data Protection Act. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects and could restrict the way services involving data are offered, all of which may adversely affect our business, results of operations, cash flows and financial condition. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject.

As we expand internationally, we may become subject to additional data privacy laws and regulations, including the European Union's General Data Protection Regulation (the ''EU GDPR''), which went into effect in May 2018, the UK General Data Protection Regulation and the United Kingdom's Data Protection Act 2018 (the ''UK GDPR'' and, together with the EU GDPR, the ''GDPR''). The UK GDPR is likely to be subject to divergence from the EU GDPR over time. The GDPR imposes onerous disclosure and compliance obligations relating to the collection, processing, retention and sharing of personal data, and requirements to demonstrate compliance with such obligations.

If our, master franchisees', franchisees' or service providers' privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros/17.5 million Pounds or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill. In addition, we may be subject to evolving European laws on cookies and e-marketing, under which consent is required for the placement of cookies and similar technologies on a customer's device and for direct electronic marketing. Recent European court decisions and regulators' recent guidance are driving increased attention to cookies and tracking technologies and the online behavioral advertising ecosystem. This may lead to costs, require system changes and limit the effectiveness of our marketing activities. Given the EU GDPR and UK GDPR are separate regimes, fines could arise under each in respect of a single incident, to the extent it affects EEA and UK personal data. While we continue to address the implications of the recent changes to European data privacy regulations, data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect and continued legal challenges, and our efforts to comply with the evolving data protection rules may be unsuccessful. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. Accordingly, we may be required to devote significant resources to understanding and complying with this changing landscape.

Noncompliance with privacy laws, industry group requirements or a security breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, whether by us, franchisees or our third-party service providers, could have material adverse effects on our and franchisees' business, operations, brands, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against our licenses to do business and injunctive relief by court or consent order.

Changes in legislation or requirements related to electronic funds transfer, or our or franchisees' failure to comply with existing or future regulations, may adversely impact our business, results of operations, cash flows and financial condition.

We and franchisees accept payments for our services through electronic funds transfers (''EFTs'') from customers' bank accounts and, therefore, we are subject to federal, state and provincial legislation and certification requirements governing EFTs, including the Electronic Funds Transfer Act. Some states, such as New York and Tennessee, have passed or considered legislation requiring health and fitness clubs to offer a prepaid membership option at all times and/or limit the duration for which memberships can auto-renew through EFTs, if at all. Our business relies heavily on the fact that franchisees' customers continue on a month-to-month basis after the completion of any initial term requirements, and compliance with these laws and regulations and similar requirements may be onerous and expensive. In addition, variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health and fitness club statutes provide harsh penalties for violations, including membership contracts being void or voidable. Our failure to comply fully with these rules or requirements may subject us to fines, higher transaction fees, penalties, damages and civil liability and may result in the loss of our and franchisees' ability to accept EFTs, which would have a material adverse effect on our and franchisees' businesses, results of operations, cash flows and financial condition. In addition, any such costs that may arise in the future as a result of changes to such legislation and regulations or in their interpretation, could individually or in the aggregate cause us to change or limit our business practice, which may make our business model less attractive to franchisees and our and their members.

We and franchisees are subject to a number of risks related to ACH, credit card, debit card and gift card payments we accept.

We and franchisees accept payments through ACH, credit card, debit card and gift card transactions. Acceptance of these payment options subjects us and franchisees to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. For ACH, credit card and debit card payments, we and franchisees pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we or franchisees charge for our services and products, which could cause us to lose franchisees or franchisees to lose customers or suffer an increase in operating expenses, either of which could harm our business, results of operations and financial condition.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on customer satisfaction and could cause one or more of the major credit card companies to disallow continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, customers' credit cards, debit cards or bank accounts are not properly charged on a timely basis or at all, we could lose revenue, which would harm our results of operations. In addition, if we or any of our processing vendors experience a cybersecurity breach affecting data related to services provided to us, we could experience reputational damage or incur liability. Further, we and any of our processing vendors must comply with the standards set by the payment card industry ("PCI"). If we or any of our vendors fail to comply with PCI protocols, we could be subject to fines.

If we fail to adequately control fraudulent ACH, credit card and debit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher ACH, credit card and debit card related costs, each of which could adversely affect our business, results of operations, cash flows and financial condition. The termination of our ability to accept payments through ACH, credit or debit card transactions would significantly impair our and franchisees' ability to operate our businesses.

In addition, we and franchisees offer gift cards for classes at our and franchisees' studios. Certain states include gift cards under their abandoned and unclaimed property laws and require companies to remit to the state cash in an amount equal to all or a designated portion of the unredeemed balance on the gift cards based on certain card attributes and the length of time that the cards are inactive. To date we have not remitted any amounts relating to unredeemed gift cards to states based upon our assessment of applicable laws. The analysis of the potential application of the abandoned and unclaimed property laws to our gift cards is complex, involving an analysis of constitutional, statutory provisions and factual issues. In the event that one or more states change their existing abandoned and unclaimed property laws or successfully challenge our or franchisees' positions on the application of its abandoned and unclaimed property laws to gift cards, our or franchisees' liabilities with respect to unredeemed gift cards may be material and may negatively affect our and franchisees' business, results of operations, cash flows and financial condition.

Our dependence on a limited number of suppliers for certain equipment, services and products could result in disruptions to our business and could adversely affect our revenue and results of operation.

Certain equipment, services and products used in franchisees' studios, including exercise equipment and point-of-sale software and hardware, are sourced from third-party suppliers. The ability of these third-party suppliers to successfully provide reliable and high-quality equipment, services and products is subject to technical and operational uncertainties that are beyond our or franchisees' control. Any disruption to our third-party suppliers' operations could impact our supply chain and our ability to service existing studios and open new studios on time or at all and thereby generate revenue. If we lose these third-party suppliers or such suppliers encounter financial hardships unrelated to our or franchisees' demand for their equipment, services or products, we may be unable to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to new suppliers would be time consuming and expensive and may result in interruptions in our and franchisees' operations. If we should encounter delays or difficulties in securing the quantity of equipment, services and products that we or franchisees require to service existing studios and open new studios, our third-party suppliers encounter difficulties meeting our and franchisees' demands for equipment, services or products, our or franchisees' websites experience delays or become impaired due to errors in the third-party technology or there is a deficiency, lack or poor quality of equipment, services or products provided, our ability to serve franchisees and their customers, as well as to grow our brands, would be interrupted. If any of these events occur, it could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our intellectual property rights, including trademarks and trade names, may be infringed, misappropriated or challenged by others.

Our brands and related intellectual property are important to our continued success. If we were to fail to successfully protect our intellectual property rights for any reason, or if any third party misappropriates, dilutes or infringes our intellectual property, the value of our brands may be harmed, which could have an adverse effect on our business, results of operations, cash flows and financial condition. Any damage to the image of our brands or our reputation could cause sales to decline or make it more difficult to attract new franchisees and customers.

We have been and may in the future be required to initiate litigation to enforce our trademarks, service marks and other intellectual property. Third parties have and may in the future assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, which could lead to litigation against us. Litigation is inherently uncertain and could divert the attention of management, result in substantial costs and diversion of resources and could negatively affect our sales and results of operations regardless of whether we are able to successfully enforce or defend our rights.

We and franchisees are dependent on certain music licenses to permit franchisees to use music in their studios and to supplement workouts. Any failure to secure such licenses or to comply with the terms and conditions of such licenses may lead to third-party claims or lawsuits against us and/or franchisees and could have an adverse effect on our business.

We obtain, and require franchisees to obtain, certain music licenses in connection with our digital platform, for use during classes and for ambiance in our and our franchisees' studios. In some cases, we require franchisees to license rights to music included on specific playlists that we provide. If we or franchisees fail to comply with any of the obligations under such license agreements, we or franchisees may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us and franchisees to lose valuable rights and could negatively affect our operations. Our business would suffer if any current or future licenses expire or if we or franchisees are unable to enter into necessary licenses on acceptable terms. In addition, the royalties and other fees payable by us and franchisees under these agreements could increase in the future, which could negatively affect our business.

Our quarterly results of operations and other operating metrics may fluctuate from quarter to quarter, which makes these results and metrics difficult to predict.

Our quarterly results of operations and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter. Additionally, our limited operating history makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly results of operations as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial condition and results of operations in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- franchisees' ability to maintain and attract new customers and increase their usage of their studios;
- delays in opening new studios;
- the continued market acceptance of, and the growth of the boutique fitness market;

- our ability to maintain and attract new franchisees;

- our development and improvement of the quality of the studio experience, including enhancing existing and creating new services and products;

- announcement of major corporate transaction, strategic actions or mergers and acquisitions by us or competitors;

- additions or departures of our senior management or other key personnel;

- sales, or anticipated sales, of large blocks of our stock;

- guidance, if any, that we provide to the public, as well as any changes in this guidance or our failure to meet this guidance;

- results of operations that vary from expectations of securities analysis and investors;

- issuance of new or changed securities analysts' reports or recommendations;

- system failures or breaches of security or privacy;

- seasonality;

- constraints on the availability of franchisee financing;

- our ability to maintain operating margins;

- the diversification and growth of our revenue sources;

- our successful expansion into international markets;

- increases in marketing, sales and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

- pricing pressure as a result of competition or otherwise;

- the timing and success of new product, service, feature and content introductions by us or our competitors or any other change in the competitive landscape of our market;

- the expansion of our digital platform;

- announcement by us, our competitors or vendors of significant contracts or acquisitions;

- public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

- adverse litigation judgments, settlements or other litigation-related costs, including content costs for past use;

- delays by regulators in accepting our annual FDD filing or amendments to our FDD filing;

- changes in the legislative or regulatory environment, including with respect to privacy and advertising, or enforcement by government regulators, including fines, orders or consent decrees;

- fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

- changes in our effective tax rate;

- changes in accounting standards, policies, guidance, interpretations or principles, including changes in fair value measurements or impairment charges;

- global pandemics; and

- changes in business or macroeconomic conditions, including lower consumer confidence, recessionary conditions, increased unemployment rates, or stagnant or declining wages.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our results of operations.

The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other results of operations for a particular period.

You should not rely on past increases in same store sales as an indication of our future results of operations because they may fluctuate significantly.

The level of same store sales is a significant factor affecting our ability to generate revenue. Same store sales reflect the change in period-over-period sales for North America same store base. We define the same store sales base to include studios in North America that are in traditional studio locations and that have generated sales for the last 13 consecutive calendar months as of the measurement date.

A number of factors have historically affected, and will continue to affect, our same store sales, including, among other factors:

- competition;

- overall economic trends, particularly those related to consumer spending;

- franchisees' ability to operate studios effectively and efficiently to meet consumer expectations;

- changes in the prices franchisees charge for memberships or classes;

- studio closures due to macro-economic conditions and industry-wide trends; and

- marketing and promotional efforts.

Therefore, the increases in historical same store sales growth should not be considered indicative of our future performance. In particular, a number of our brands have a limited number of studios operating, and the limited operating data makes it difficult to forecast results, and as a result, same store sales may differ materially from our projections.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of internet-based communication, which allow individuals access to a broad audience of consumers and other interested persons. Negative commentary about us and our brands may be posted on social media platforms or similar media at any time and may harm the image of our brands and our or franchisees' reputations or businesses. Consumers value readily available information about fitness studios and often act on such information without further investigation or regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction.

We also use social media platforms as marketing tools. For example, we maintain Facebook, Instagram and Twitter accounts for us and each of our brands. As laws and regulations rapidly evolve to govern the use of these platforms and media, the failure by us, our employees, franchisees or third parties acting at our direction to abide by applicable laws and regulations in media could adversely impact our and franchisees' business, results of operations, cash flows and financial condition or subject us to fines or other penalties.

We may require additional capital to support business growth and objectives, and this capital might not be available to us on attractive terms, if at all, and may result in stockholder dilution.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next twelve months. In addition, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our services and products, develop new services and products, enhance our existing services, products and operating infrastructure and, potentially, to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could have an adverse effect on our business, results of operations, cash flows and financial condition. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our Class A common stock could suffer significant dilution, and any new shares we issue could have rights, preferences and privileges superior to those of our Class A common stock. Our outstanding credit facility includes a number of covenants that limit our and our subsidiaries' ability to, among other things, incur additional indebtedness or create liens, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Any debt financing secured by us in the future could include similar or more restrictive covenants, which may likewise limit our ability to obtain additional capital and pursue business opportunities.

We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.

As part of our business strategy, we have made and may in the future make investments in other companies. We may be unable to find suitable acquisition candidates and to complete acquisitions on favorable terms, if at all, in the future. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and any acquisitions we complete could be viewed negatively by customers or investors. Moreover, an acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations, diverting management from their primary responsibilities, subjecting us to additional liabilities, increasing our expenses and adversely impacting our business, results of operations, cash flows and financial condition. In addition, we may be exposed to additional known or unknown liabilities, including legal disputes and litigation that we assumed in connection with an acquisition, and the anticipated benefits of any acquisition, investment or business relationship may not be realized, if, for example, we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company.

To pay for any such acquisitions, we would have to use cash, incur debt or issue equity securities, each of which may affect our financial condition or the value of our capital stock, as well as result in dilution to holders of our Class A common stock. If we incur more debt, it would result in increased fixed obligations and could subject us to covenants or other restrictions that would impede our ability to manage our operations. We may also create future obligations in connection with any such acquisition. We may not be able to predict or control the timing or size of a change of control payment, which could adversely impact our results of operations, cash flows and financial condition.

If any of our retail products are unacceptable to us or franchisees' customers, our business could be harmed.

We have occasionally received, and may in the future continue to receive, shipments of retail products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future continue to receive, products that either meet our technical specifications but that are nonetheless unacceptable to us, or products that are otherwise unacceptable to franchisees' customers. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by franchisees' customers, these customers could lose confidence in the quality of our retail products, which could have an adverse effect on the image of our brands, our reputation and our results of operations.

Goodwill and indefinite-lived intangible assets are a material component of our balance sheet and impairments of these assets could have a significant impact on our results.

We have recorded a significant amount of goodwill and indefinite-lived intangible assets, representing our trademarks, on our balance sheet. We test the carrying values of goodwill and indefinite-lived intangible assets for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with impairment testing could differ from future actual results of operations and cash flows. We recorded goodwill impairments of $4.2 million related to our Stride and Row House brands as well as $2.6 million related to Rumble for held for sale studios in 2023 and $3.4 million related to our AKT brand in 2022. In addition, future events could cause us to conclude that the goodwill associated with a given reporting unit, or one of our indefinite-lived intangible assets, may have become impaired. Any resulting impairment charge, although non-cash, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We have incurred substantial indebtedness which could adversely affect our financial condition and limit our ability to pursue our growth strategy.

We have a substantial amount of debt, which requires significant interest payments. As of December 31, 2023, we had total indebtedness of $328.5 million.

Our substantial level of indebtedness could adversely affect our financial condition and increase the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our other existing and any future financial obligations and contractual commitments, could have important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under our outstanding credit facility, including restrictive covenants, could result in an event of default under such facility if such obligations are not waived or amended;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other purposes;

- increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have proportionately less indebtedness;

- increase our cost of borrowing and cause us to incur substantial fees from time to time in connection with debt amendments or refinancings;

- increase our exposure to rising interest rates because a portion of our borrowings is at variable interest rates;

- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

- limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other corporate purposes.

By the nature of their relationship to our enterprise, debt holders may have different points of view on the use of company resources as compared to our management. The financial and contractual obligations related to our debt also represent a natural constraint on any intended use of company resources.

Our failure to satisfy the covenants in our credit agreement may result in events of default.

In the event that we breach one or more covenants in our credit agreement, or any future credit agreement and such breach is not waived or amended, our lenders may choose to declare an event of default and require that we immediately repay all amounts borrowed, together with accrued interest and other fees, and could also foreclose on the collateral granted to them to secure our indebtedness. In such an event, we could lose access to working capital and be unable to operate our business, which would have a material adverse effect on our business, financial condition and results of operations. In mid-March 2020, franchisees temporarily closed almost all studios system-wide as a result of the COVID-19 pandemic, and many studios remained closed throughout 2020. Due to the decreased revenue resulting from the studio closures, we exceeded the maximum total leverage ratio covenant in our prior credit agreement. In order to avoid breaching the maximum total leverage ratio covenant, we entered into an amendment to that credit agreement to increase the maximum total leverage ratio. We cannot predict future business interruptions that may occur, the nature or scope of any such interruptions or the degree to which, or the period over which, franchisees may need to close or re-close studios in the future, and there can be no assurance that in the future we will be able to satisfy the covenants under our credit agreement as a result of a business interruption or otherwise, or obtain any required waiver or amendment.

Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.

The terms of our outstanding indebtedness restrict us from engaging in specified types of transactions. These covenants restrict our ability, among other things, to:

- create, incur or assume additional indebtedness;

- encumber or permit additional liens on our assets;

- change the nature of the business conducted by XPO Holdings and certain of its subsidiaries;

- make payments or distributions to our affiliates or equity holders; and

- enter into certain transactions with our affiliates.

The covenants in our credit facility impose requirements and restrictions on our ability to take certain actions and, in the event that we breach one or more covenants and such breach is not waived, the lenders may choose to declare an event of default and require that we immediately repay all of our borrowings under the credit facility, plus certain prepayment fees, penalties and interest, and foreclose on the collateral granted to them to secure such indebtedness. Such repayment would have a material adverse effect on our business, financial condition and results of operations.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

We are a holding company and, as such, have no independent operations or material assets other than our ownership of equity interests in our subsidiaries and our subsidiaries' contractual arrangements with franchisees, and we will depend on our subsidiaries to distribute funds to us so that we may pay our obligations and expenses. Our ability to make scheduled payments on, or to refinance our respective obligations under, our indebtedness and to fund planned capital expenditures and other corporate expenses will depend on the ability of our subsidiaries to make distributions, dividends or advances to us, which in turn will depend on their future operating performance and on economic, financial, competitive, legislative, regulatory and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which they may be subject. Many of these factors are beyond our control. We can provide no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our respective obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness and fund planned capital expenditures, we must continue to execute our business strategy. If we are unable to do so, we may need to reduce or delay our planned capital expenditures or refinance all or a portion of our indebtedness on or before maturity. Significant delays in our planned capital expenditures may materially and adversely affect our future revenue prospects. In addition, we can provide no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Failure to obtain and maintain required licenses and permits or to comply with health and fitness regulations could lead to delays in opening studios, interruptions in services or the closure of studios, thereby harming our business.

The health and fitness market is subject to various federal, state and local government regulations, including those relating to required domestic or foreign governmental permits and approvals. Such regulations are subject to change from time to time. Our or franchisees' failure to obtain and maintain any required licenses permits or approvals could adversely affect our or franchisees' operating results. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect existing franchisees and delay or cancel the opening of new studios, which would adversely affect our results of operations.

Shifts in consumer behavior may materially adversely impact our business.

As a result of pandemics such as COVID-19 and change in inflation rates, consumers may be reluctant to participate in in-person fitness classes even after governmental orders and advisories are lifted and may be particularly reluctant to participate in our brands' offerings given the small indoor spaces in which our studios operate. Moreover, consumers have been adopting in-home fitness solutions, a trend which accelerated during the COVID-19 pandemic. This trend may reduce the number of times consumers participate in in-person fitness classes in studios. Decreased consumer demand due to a general shift in consumer behavior would have an adverse impact on our and franchisees' business, financial condition and results of operations, and if future variants continue to emerge and governments impose restrictions on economic activities, we may not be able to maintain our current active membership and demand levels.

Risks Related to our Convertible Preferred

The terms of our convertible preferred stock have provisions that could result in a change of control of our Board in the case of an event of default by us, including our failure to pay amounts due upon redemption of the convertible preferred stock.

The terms of our Series A Convertible preferred stock and our 6.5% Series A-1 Convertible Preferred Stock (the "Series A-1 Convertible preferred stock" and, together with our Series A Convertible preferred stock, the "Convertible Preferred") include certain negative covenants related to our ability to incur indebtedness and engage in sales of assets under circumstances, as well as requirements to pay quarterly dividends in cash or in kind and to redeem the Convertible Preferred at the option of the holder thereof beginning eight years following their issuance or upon a person or group acquiring more than 50% of our voting power. Failure by us to satisfy any of the foregoing will result in an event of default with respect to the Convertible Preferred that would entitle the holders of the Convertible Preferred to require us to mandatorily redeem the Convertible Preferred at the mandatory redemption price, plus an applicable premium. If the Company fails to complete a required mandatory redemption within 30 days of the underlying requirement or demand for such redemption and so long as such event of default with respect to such mandatory redemption is continuing, the holders of the Convertible Preferred shall have the right: (i) to immediately appoint one additional individual to our board of directors, (ii) to, after such event of default has continued for six months, appoint an additional number of individuals to our board of directors such that the holders of the Convertible Preferred have the right to appoint not less than 25% of the directors to our board of directors and (iii) after such event of default has been continuing for a year, appoint an additional number of individuals to our board of directors such that the holders of the Convertible preferred have the right to appoint not less than a majority of the directors to our board of directors. This right exists so long as the Preferred Investors continue to hold at least 50% of the Convertible Preferred." This right exists only in respect of shares of our Convertible Preferred and so long as any of the Preferred Investors hold any shares of our Convertible Preferred but generally does not travel to transferees of the Convertible Preferred. In the event that Preferred Investors had this right they could exercise it in a manner that is not consistent with the interests of holders of our Class A common stock and may have us engage in transactions which may not necessarily be consistent with the views of our other directors or our Class A stockholders. If they assumed control of our board of directors, it would also likely result in the acceleration of other indebtedness of ours, and we may not have the ability to repay that indebtedness at that time.

The Convertible Preferred impacts our ability to pay dividends on our Class A common stock and imposes certain negative covenants on us.

The terms of the Convertible Preferred require that we pay a quarterly cash dividend of 6.5% on the outstanding Convertible Preferred or increase the liquidation preference (the "PIK Coupon") thereof at a rate of 7.5% in lieu of cash dividends. We may not pay dividends to holders of our Class A common stock unless we have made all of the requisite dividend payments in cash to holders of our Convertible Preferred or adjust the liquidation preference through the PIK Coupon. Even if we have made such dividend payments or adjustments, dividend payments to holders of our common stock will result in anti-dilution adjustments to the conversion price of the Convertible Preferred, and should we make cash dividend payments in excess of 6.5% in any twelve-month period to holders of our common stock, the holders of the Convertible Preferred would participate ratably in that dividend. Our Credit Agreement provides that we may not pay cash dividends. However, we received a waiver from our lenders to make cash dividend payments on the Convertible Preferred, which became effective at the closing of the IPO. If we elect or are otherwise required by a subsequent lender to pay dividends on the Convertible Preferred in the form of additional shares of Convertible Preferred, the liquidation preference of the Convertible Preferred would increase over time and the holders of the Convertible Preferred would have an increasing voting and economic interest in us, thereby diluting holders of our Class A common stock. The Convertible Preferred also contains provisions that limit our ability to sell assets, incur debt and repurchase our common stock.

The Convertible Preferred ranks senior to the Class A common stock.

The Convertible Preferred ranks senior to the Class A common Stock. Accordingly, in the event of our liquidation or dissolution in bankruptcy or otherwise, the holders of the Convertible Preferred would receive their liquidation preference (initially $200 million and increasing over time with respect to accrued and unpaid dividends, if any, less repurchases) prior to any distribution being available to holders of our Class A common stock.

Risks Related to Our Organizational Structure

We are a holding company and our principal asset is our 65% ownership interest in XPO Holdings, and we are accordingly dependent upon distributions from XPO Holdings to pay dividends, if any, and taxes, make payments under the TRA and pay other expenses.

We are a holding company and our principal asset is our direct and indirect ownership of 65% of the outstanding LLC Units. We have no independent means of generating revenue. XPO Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to U.S. federal income tax. Instead, the taxable income of XPO Holdings will be allocated to holders of Preferred Units and LLC Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of XPO Holdings. We will also incur expenses related to our operations and will have obligations to make payments under the TRA. As the managing member of XPO Holdings, we intend to cause XPO Holdings to make distributions to the holders of LLC Units and us, or, in the case of certain expenses and distributions in respect of the Preferred Units, payments to us, in amounts sufficient to (i) permit us to pay all applicable taxes payable by us and the holders of LLC Units, (ii) allow us to make any payments required under the TRA we entered into as part of a series of transactions to implement an internal reorganization, (the ''Reorganization Transactions'') in connection with the IPO, (iii) fund dividends to our stockholders, including in respect of the Convertible Preferred, in accordance with our dividend policy, to the extent that our board of directors declares such dividends and (iv) pay our expenses.

Deterioration in the financial conditions, earnings or cash flow of XPO Holdings and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that we need funds and XPO Holdings is restricted from making such distributions to us under applicable law or regulation, as a result of covenants in its debt agreements or otherwise, we may not be able to obtain such funds on terms acceptable to us, or at all, and, as a result, could suffer a material adverse effect on our liquidity and financial condition.

In certain circumstances, XPO Holdings will be required to make distributions to us and the other holders of LLC Units, and the distributions that XPO Holdings will be required to make may be substantial.

Under the Limited Liability Company Agreement of XPO Holdings, XPO Holdings will generally be required from time to time to make pro rata distributions in cash to us and the other holders of LLC Units at certain assumed tax rates in amounts that are intended to be sufficient to cover the taxes on our and the other LLC Unit holders' respective allocable shares of the taxable income of XPO Holdings. We will also receive tax distributions equal to our anticipated tax liability in respect of distributions on our Preferred Units. As a result of (i) potential differences in the amount of net taxable income allocable to us and the other LLC Unit holders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate, based on the tax rate applicable to individuals, in calculating XPO Holdings' distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the TRA. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, repurchases of our Class A common stock, the payment of obligations under the TRA and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of LLC Units for shares of Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to XPO Holdings, holders of LLC Units would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their LLC Units.

Continuing Pre-IPO LLC Members hold a significant voting power and their interests in our business may be different than yours.

Because the Continuing Pre-IPO LLC Members hold a significant voting and economic interest in our business through XPO Holdings rather than through XPO Inc., they may have conflicting interests with holders of shares of our Class A common stock. For example, the Continuing Pre-IPO LLC Members may have a different tax position from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the TRA that we entered into in connection with the IPO, and whether and when we should undergo certain changes of control for purposes of the TRA or terminate the TRA. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. Pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the Internal Revenue Service, or IRS, makes audit adjustments to XPO Holdings' federal income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from XPO Holdings. If, as a result of any such audit adjustment, XPO Holdings is required to make payments of taxes, penalties and interest, XPO Holdings' cash available for distributions to us may be substantially reduced. These rules are not applicable to XPO Holdings for tax years beginning on or prior to December 31, 2017. In addition, the Continuing Pre-IPO LLC Members' significant ownership in us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

We will be required to pay the TRA parties for certain tax benefits we may receive, and the amounts we may pay could be significant.

In connection with the Reorganization Transactions and IPO, we acquired certain favorable tax attributes from Rumble Holdings LLC and H&W Investco Blocker II, LP (the "Blocker Companies") in the mergers of the Blocker Companies with and into XPO Inc. (the "Mergers"), and in connection with the contribution of LLC Units by certain equity holders of XPO Holdings to XPO Inc. in exchange for shares of Class A common stock (the "IPO Contribution"), the redemption of Class A-5 Units of XPO Holdings in connection with the IPO (the "Class A-5 Unit Redemption"), and acquisitions by XPO Fitness, Inc. of LLC Units from certain Continuing Pre-IPO LLC Members in connection with the IPO. In addition, future taxable redemptions or exchanges by Continuing Pre-IPO LLC Members of LLC Units for shares of our Class A common stock or cash, and other transactions described herein are expected to result in favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

Upon the completion of the IPO, we entered into a TRA, pursuant to which we are generally required to pay to the Continuing Pre-IPO LLC Members, the owners of the Blocker Companies and any future party to the TRA (the "TRA parties") in the aggregate 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) certain favorable tax attributes we acquired from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies' allocable share of existing tax basis), (ii) increases in our allocable share of existing tax basis and tax basis adjustments that resulted or may result from (x) the IPO Contribution, the Class A-5 Unit Redemption, and the purchase of LLC Units from Continuing Pre-IPO LLC Members in the IPO, (y) future taxable redemptions and exchanges of LLC Units by Continuing Pre-IPO LLC Members, and (z) certain payments made under the TRA, and (iii) deductions in respect of interest under the TRA. These payment obligations are obligations of XPO Fitness, Inc. and not of XPO Holdings.

The payments we will be required to make in respect of the past and possible future transactions described above under the TRA may be substantial. The actual tax basis adjustments that may result from future taxable redemptions or exchanges of LLC Units, as well as the amount and timing of the payments we are required to make under the TRA will depend on a number of factors, including the market value of our Class A common stock at the time of any such future redemptions or exchanges, the prevailing federal tax rates applicable to us over the life of the TRA (plus the assumed combined state and local tax rate) and the amount and timing of the taxable income that we generate in the future.

Payments under the TRA will be based on the tax reporting positions we determine, and the IRS or another tax authority may challenge all or a part of the existing tax basis, tax basis increases, NOLs or other tax attributes subject to the TRA, and a court could sustain such challenge. The TRA parties will not reimburse us for any payments previously made if such tax basis, NOLs or other tax benefits are subsequently challenged by a tax authority and are ultimately disallowed, except that any excess payments made to a TRA party will be netted against future payments otherwise to be made to such TRA party under the TRA, if any, after our determination of such excess. In addition, the actual state or local tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the TRA, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the TRA. In both such circumstances, we could make payments under the TRA that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity. The TRA provides that (1) in the event that we breach any of our material obligations under the TRA or (2) if, at any time, we elect an early termination of the TRA, our obligations under the TRA (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA. The TRA also provides that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, our or our successor's obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the TRA. As a result, upon a change of control, we could be required to make payments under the TRA that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

The change of control provisions in the TRA may result in situations where the Pre-IPO LLC Members have interests that differ from or are in addition to those of our other stockholders.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the TRA depends on the ability of XPO Holdings to make distributions to us. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Risks Related to Our Class A Common Stock

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may deter third parties from acquiring us and diminish the value of our Class A common stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide for, among other things:

- a classified board of directors with staggered three-year terms;

- the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control;

- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

- certain limitations on convening special stockholder meetings; and

- certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws that may be amended only by the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of our stock entitled to vote thereon, voting together as a single class.

In addition, while we have opted out of Section 203 of the Delaware General Corporation Law (the ''DGCL''), our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain ''business combinations'' with any ''interested stockholder'' for a three-year period following the time that the stockholder became an interested stockholder, unless:

- prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

- at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of the votes of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a ''business combination'' includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an ''interested stockholder'' is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, ''voting stock'' means any class or series of stock entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation provides that H&W Franchise Holdings, LLC, their respective affiliates and any of their respective direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute ''interested stockholders'' for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who would be an ''interested stockholder'' to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

These provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by applicable law, the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, agents or trustees to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. The foregoing provision will not apply to claims arising under the Securities Act of 1933, as amended, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. If any court of competent jurisdiction were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations, cash flows and financial condition.

Directors, officers, stockholders and affiliates of the Preferred Investors and Snapdragon Capital Partners may pursue corporate opportunities independent of us that could present conflicts with our and our other stockholders' interests.

Directors, officers, stockholders and affiliates of the Preferred Investors and Snapdragon Capital Partners, an affiliate of Mr. Grabowski, a member of our board of directors, may hold (and may from time to time in the future acquire) interests in or provide advice to businesses that may directly or indirectly compete with our business. They may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of ''corporate opportunity'' will not apply to directors, officers, stockholders and affiliates of the Preferred Investors and Snapdragon Capital Partners.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an "emerging growth company" as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict whether our reliance on these exemptions will result in investors finding our Class A common stock less attractive. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our Class A common stock price may be more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company."

As a publicly-traded company, we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements is time-consuming and causes us to incur increased costs and could have a negative effect on our results of operations, financial condition or business.

As a public company, we are subject to the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the rules of the NYSE. Compliance with these requirements places a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we implement and maintain effective disclosure controls and procedures and internal controls over financial reporting. To implement, maintain and improve the effectiveness of our disclosure controls and procedures, we have committed significant resources, hired additional staff and provided additional management oversight. We have implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also requires us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our results of operations, financial condition or business.

As an "emerging growth company" as defined in the JOBS Act, we take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may also delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, as permitted by the JOBS Act.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the Commission following the date we are no longer an "emerging growth company" as defined in the JOBS Act.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Our failure to establish and maintain effective internal controls over financial reporting could have a material adverse effect on our business and stock price.

As a public company, we are subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal controls over financial reporting. In addition, as a public company, we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal controls over financial reporting. Section 404(a) of the Sarbanes-Oxley Act ("Section 404(a)") requires, management to assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act ("Section 404(b)") requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an "emerging growth company." In order to comply with these rules, we expect to incur additional expenses and devote increased management effort. There is no assurance that material weaknesses or significant deficiencies will not occur in the future and that we will be able to remediate such weaknesses or deficiencies in a timely manner. If we fail to remediate any future material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the vesting of restricted stock units, or shares of our authorized but unissued preferred stock. Issuances of Class A common stock, Class B common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

We have in the past and may in the future be subject to short selling strategies that may drive down the market price of our Class A common stock.

Short sellers have in the past and may attempt in the future to drive down the market price of our Class A common stock. Short selling is the practice of selling securities that the seller does not own but may have borrowed with the intention of buying identical securities back at a later date. The short seller hopes to profit from a decline in the value of the securities between the time the securities are borrowed and the time they are replaced. As it is in the short seller's best interests for the price of the stock to decline, many short sellers (sometimes known as "disclosed shorts") publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects to create negative market momentum. Although traditionally these disclosed shorts were limited in their ability to access mainstream business media or to otherwise create negative market rumors, the rise of the Internet and technological advancements regarding document creation, videotaping and publication by weblog ("blogging") have allowed many disclosed shorts to publicly attack a company's credibility, strategy and veracity by means of so-called "research reports" that mimic the type of investment analysis performed by large Wall Street firms and independent research analysts.

These short seller attacks have, in the past, led to selling of our shares in the market. For example, in the second quarter of 2023, the trading price of our Class A common stock declined following the release of a short-seller "research report." Further, these short seller publications are not reviewed by any governmental, self-regulatory organization or other official authority in the U.S. Companies that are subject to unfavorable allegations, even if untrue, may have to expend a significant amount of resources to investigate such allegations and/or defend themselves, including shareholder suits against the company that may be prompted by such allegations. In addition, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could divert management's attention from our day-to-day operations. Even if such allegations are ultimately proven to be groundless, allegations against us could negatively impact the market price of our Class A common stock and our business operations.

The trading price of our Class A common stock has been and may continue to be volatile, and the value of your investment could decline.

The trading price of our Class A common stock has historically been and is likely to continue to be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock. Factors that could cause fluctuations in the market price of our Class A common stock include, but are not limited to, forward-looking statements related to future revenue, adjusted EBITDA, earnings per share, changes or decreases in our growth rate, studio openings, same stores sales, ratings changes by securities analysts, litigation, actual or anticipated changes or fluctuations in our results of operations, regulatory developments, repurchases of our Class A common stock, departures of key executives, major catastrophic events, macroeconomic factors including inflation and interest rate fluctuations and other broad market and industry fluctuations.

The market price of our Class A common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us, or where actual financial results do not meet the expectations set by industry analysts or other market participants. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company.

On February 9, 2024, a federal securities class action lawsuit was filed against us and certain of our officers in the United States District Court for the Central District of California. The complaint alleges, among other things, violations of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, alleging misstatements and/or omissions in certain of our financial statements, press releases, and SEC filings made during the putative class period of July 26, 2021 through December 7, 2023. It is possible that additional lawsuits will be filed, or allegations received from stockholders, with respect to these same or other matters and also naming us and/or our officers and directors as defendants. We intend to vigorously defend against these lawsuits, but there can be no assurance that we will be successful in any defense. Any existing or future lawsuits and/or any future regulatory investigations or proceedings could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees, as well as harm our business, financial condition, results of operation, cash flows and reputation. Any unfavorable outcome could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation. Further, we could be required to pay damages or additional penalties or have other remedies imposed against us, or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

General Risks

We may face exposure to foreign currency exchange rate fluctuations.

While we have historically transacted in U.S. dollars, we have transacted in some foreign currencies, such as the Canadian and Australian Dollar, and may transact in more foreign currencies in the future. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our Class A common stock could be lowered. We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.

Failure to comply with anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We currently have franchised studios in Canada, and under master franchise agreements in Australia, New Zealand, Japan, Singapore, South Korea, Spain, United Kingdom, Dominican Republic, Germany, Mexico, Portugal, Kuwait, and Hong Kong and have entered into international expansion agreements in Austria, Saudi Arabia, Switzerland, Ireland, France, Qatar, Malaysia and The Netherlands, and we plan to continue to grow internationally.

As we operate and expand globally, we may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the U.S. Foreign Corrupt Practices Act (the "FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other applicable anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, franchisees, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, results of operations, cash flows and financial condition.

Our employees, contractors, franchisees and agents may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, results of operations and prospects.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations, cash flows and financial condition. In addition, responding to any enforcement action may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees.

Our and franchisees' businesses are subject to the risk of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.

Our and franchisees' businesses are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, terrorist attacks, acts of war, break-ins and similar events. The third-party systems and operations and suppliers we rely on are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire or flood, could have an adverse effect on our and franchisees' business, results of operations, cash flows and financial condition, and our and franchisees' insurance coverage may be insufficient to compensate us and franchisees for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our, franchisees' or our suppliers' businesses or the economy as a whole.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our business, results of operations, cash flows and financial condition.

We are subject to income taxes in the United States and Canada, and our domestic and foreign tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;

- expected timing and amount of the release of any tax valuation allowances;

- tax effects of stock-based compensation;

- costs related to intercompany restructurings;

- changes in tax laws, regulations or interpretations thereof;

- lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates; or

- higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state and foreign authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

We may not be able to fully realize the cost savings and benefits initially anticipated from the restructuring plan or the expected charges may be greater than expected, any of which could negatively impact our business.

In the third quarter of 2023, we announced a restructuring plan that involves exiting company-owned transition studios and other measures designed to reduce costs to achieve our long-term margin goals and focus on pure franchise operations. Such restructuring activities may divert management's attention from our core business, increase expenses on a short-term basis and lead to potential disputes with the employees, customers or suppliers of the affected studios. Additionally, we may not be able to fully realize the cost savings and benefits initially anticipated from the restructuring plan, the expected charges may be greater than expected, including payments for lease terminations, and we may not be able to reach agreement with contractual counterparties, any of which could negatively impact our business.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

Risk Management and Strategy

We have developed a framework designed to safeguard our organization's digital assets from threats and vulnerabilities. It involves a systematic approach of identifying, assessing, and mitigating risks associated with our technology systems, data, and operations. Key components of this include assessments of vulnerabilities, establishing security controls and policies, training employees, and having a well-defined incident response plan. Regular testing, compliance adherence, resource allocation, and continuous monitoring are also crucial to keeping our environment secure. We take a proactive approach, aiming to mitigate risk, protect sensitive information, and ensure the resilience of our digital infrastructure from cyber threats. We engage consultants or other third parties in conducting periodic assessments and testing of our policies, standards, processes, and practices.

Material risks are those that have the potential to cause substantial harm or financial loss. Our approach involves a targeted strategy to protect critical data, systems, and infrastructure against cybersecurity challenges including cyber threats, data breaches, or regulatory compliance issues.

Third-party risk mitigation in cybersecurity is a crucial aspect of safeguarding our digital assets and ensuring data integrity and privacy. We monitor and manage the potential vulnerabilities and security gaps that can arise when working with external vendors, partners, or suppliers who have access to sensitive information or systems. We assess the cybersecurity practices of our third parties by evaluating their compliance with security standards. Evaluating third-party compliance helps us mitigate the risks of data breaches or security incidents originating from external sources, ultimately safeguarding our reputation, legal compliance, and overall cybersecurity posture.

We believe that the risks from cybersecurity threats, including as a result of any previous cybersecurity events, have not materially affected our business to date. We can provide no assurance that there will not be incidents in the future or that they will not materially affect us, including our business, results of operations, cash flows and financial condition.

Governance

The audit committee of our board of directors has primary responsibility for overseeing our risk management process relating to cybersecurity, which includes risks arising from cybersecurity threats.

The Vice President of Information Technology works together with our board of directors, audit committee, and members of executive management ("Cybersecurity Team") to set the strategic digital landscape. The Cybersecurity Team provides strategic guidance and oversight to ensure our cybersecurity posture is robust and aligned with our overall objectives. The Cybersecurity Team does this by establishing cybersecurity policies and setting risk tolerance levels, approving budgets for security initiatives, and ensuring compliance with relevant regulations and standards. The Cybersecurity Team engages in regular discussions regarding incident response strategies to assess the preparedness for cyber threats and continually evaluates our incident response plans. The Incident Response Team ("IRT") is led by the Vice President of Information Technology, who is the overall incident response coordinator. The IRT works together with our President to assess risk and materiality of an incident and engage members of Cybersecurity Team as needed.

Through ongoing communications with these teams, the Vice President of Information Technology and the Cybersecurity Team are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and report such threats and incidents to the board of directors and the audit committee when appropriate.

Our Vice President of Information Technology's experience includes various roles in information technology and information security for over 15 years. Members of the Cybersecurity Team each hold undergraduate and, in some cases, graduate degrees in their respective fields, and each have experience managing risk at the Company or at similar companies, and assessing cybersecurity threats.

Item 2.   Properties.

Our corporate headquarters are located in Irvine, California, where we lease approximately 40,000 square feet of office space pursuant to a lease agreement which expires in 2032. We lease approximately 6,800 square feet for our digital platform production studio. Prior to September 2022, we leased our digital platform production studio from Von Karman Production LLC, which was owned by Mr. Geisler, our Chief Executive Officer and founder. In September 2022, Mr. Geisler sold the building to an unaffiliated third party. The Company entered into a building lease with the new owner, which expires in 2027. We also lease two Club Pilates training locations, one in Atlanta, Georgia and one in Costa Mesa, California. These leases expire in October 2024 and November 2025, respectively. In addition, we also lease approximately 55,000 square feet of warehouse space in Tustin, CA, which lease expires in 2027. We believe that our existing facilities are adequate to meet our business requirements for the near-term and that additional space will be available on commercially reasonable terms, if required.

We operated 22 company-owned transition studios in leased properties as of December 31, 2023. We are actively seeking to refranchise or close company-owned transition studios under our restructuring plan that started in the third quarter of 2023. We are negotiating lease terminations for operating leases for certain studios for which we have lease liabilities recorded, including for company-owned transition studios that have ceased operations prior to December 31, 2023. See Note 9 of Notes to Consolidated Financial Statements for additional information related to our existing lease obligations as of December 31, 2023.

Our franchisees own studios or directly lease from a third-party. We have not historically owned or entered into leases for franchise studios and generally do not guarantee franchisees' lease agreements, although, we have done so in certain instances and may do so from time to time.

Item 3.   Legal Proceedings.

The information set forth in Note 17 "Contingencies and Litigation" in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K is incorporated herein by reference.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Class A Common Stock

Shares of our Class A common stock trade on the NYSE under the symbol "XPOF."

Holders of Record

As of February 22, 2024, there were 56 holders of record of our Class A common stock. A substantially greater number of holders of our Class A common stock are held in "street name" and held of record by banks, brokers and other financial institutions. As of February 22, 2024, there were 17 holders of record of our Class B common stock. All shares of Class B common stock are owned by current or former directors and management of the Company or former owners of businesses we acquired, and there is no public market for these shares.

Dividend Policy

We do not currently pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends on shares of our Class A common stock will be at the sole discretion of our board of directors, which may take into account general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our board of directors may deem relevant.

Repurchases of Class A Common Stock

The following table summarizes our repurchases of our Class A common stock during the three months ended December 31, 2023:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs[1]	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs (in millions)
October 1 — October 31, 2023[1]	588,827	$16.98	588,827	$—
November 1 — November 30, 2023	—	—	—	—
December 1 — December 31, 2023	—	—	—	—
Total	588,827	$16.98	588,827	$—

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(1)   On August 1, 2023, our board of directors approved a $50.0 million accelerated share repurchase program (the "ASR Program") to repurchase shares of our Class A common stock. Under the ASR Program, we paid a fixed amount of $50.0 million on August 9, 2023, to a third-party financial institution and received an initial delivery of 2,010,050 shares of our Class A common stock, which were retired immediately. The initial delivery of shares of our Class A common stock represented approximately 80% of the fixed amount paid of $50.0 million, which was based on the share price of our Class A common stock on the date of ASR Program execution. Under the ASR Program, we also incurred $0.4 million in associated costs, consisting primarily of legal fees and a 1% excise tax. On October 2, 2023, the final settlement of our ASR Program occurred, and we received an additional 588,827 shares of our Class A common stock from the third-party financial institution. The average price paid per share was $16.98, excluding legal fees and excise tax, for the fourth quarter 2023. The final average price paid per share upon final settlement for the entire ASR Program was $19.24, excluding legal fees and excise tax. The final number of shares repurchased by us was based on the daily volume-weighted average stock price of our Class A common stock during the duration of the ASR Program, less a discount and subject to adjustments pursuant to the terms and conditions of the ASR Program agreement.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto and the other financial information included elsewhere in this Annual Report on Form 10-K. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in the section titled "Risk Factors."

Xponential Fitness LLC ("XPO LLC"), the principal operating subsidiary of Xponential Fitness, Inc. (the "Company" or "XPO Inc." "we", "us," and "our"), is the largest global franchisor of boutique fitness brands. On July 23, 2021, the Company completed an initial public offering ("IPO") of 10,000,000 shares of Class A common stock at an initial public offering price of $12.00 per share. Pursuant to a reorganization into a holding company structure, the Company is a holding company with its principal asset being a 65% ownership interest in XPO LLC through its ownership interest in Xponential Intermediate Holdings, LLC ("XPO Holdings"). Information for any period prior to July 23, 2021 relates to XPO LLC.

We operate a diversified platform of ten brands spanning across verticals including Pilates, indoor cycling, barre, stretching, rowing, dancing, boxing, running, functional training and yoga. In partnership with its franchisees and master franchisees, XPO LLC offers energetic, accessible, and personalized workout experiences led by highly qualified instructors in studio locations throughout North America and internationally, with franchise, master franchise and international expansion agreements in 49 U.S. states and 22 additional countries as of December 31, 2023. The Company's portfolio of brands includes Club Pilates, the largest Pilates brand in the United States; CycleBar, the largest indoor cycling brand in the United States; StretchLab, a concept offering one-on-one and group stretching services; Row House, the largest franchised indoor rowing brand in the United States; AKT, a dance-based cardio workout combining toning, interval and circuit training; YogaSix, the largest franchised yoga brand in the United States; Pure Barre, a total body workout that uses the ballet barre to perform small isometric movements, and the largest barre brand in the United States; Stride, a treadmill-based cardio and strength training concept; Rumble, a boxing-inspired full-body workout; and BFT, a functional training and strength-based program.

As of December 31, 2023, 2,651 studios were open in North America, and franchisees were contractually committed to open an additional 1,963 studios under existing franchise agreements. In addition, as of December 31, 2023, we had 411 studios open internationally, and our master franchisees were contractually obligated to sell licenses to franchisees to open an additional 1,055 new studios, of which master franchisees have sold 242 licenses for studios not yet opened as of December 31, 2023.

In the years ended December 31, 2023, 2022 and 2021, we generated revenue outside the United States of $13.4 million, $12.8 million, and $2.7 million, respectively. As of December 31, 2023 and 2022, we did not have material assets located outside of the United States. No franchisee accounted for more than 5% of our revenue. We operate in one segment for financial reporting purposes.

Lindora Acquisition

On December 1, 2023, we entered into an agreement to acquire Lindora Franchise, LLC, a Delaware limited liability company, the franchisor of the "Lindora" wellness brand (the "Lindora Franchisor"), for cash consideration of $8.5 million. The transaction also includes up to $1.0 million of contingent consideration which is subject to the achievement of certain milestones. The Lindora Franchisor was a subsidiary of Lindora Wellness, Inc. Lindora Wellness, Inc. has owned and operated each of the Lindora Clinics in California for at least 25 years and currently owns and operates 30 Lindora Clinics in California and a single Lindora Clinic in the state of Washington. Immediately prior to the execution of the purchase agreement on December 1, 2023, Lindora Wellness, Inc. signed 31 franchise agreements with the Lindora Franchisor pursuant to which Lindora Wellness, Inc. will continue to operate its Lindora Clinics as a franchisee of the Lindora Franchisor. The acquisition of the Lindora Franchisor was completed on January 2, 2024. Lindora complements our existing brands and will help us deliver on consumers' increasing demand for a holistic approach to health. Given the strong cashflow of the existing Lindora locations, the acquisition is anticipated to be immediately accretive on both an Average Unit Volume ("AUV") and an adjusted EBITDA basis.

Xponential Procurement Services Acquisition

On December 29, 2023, we entered into a Membership Interest Purchase Agreement with C&R Components, LLC (the "Seller") whereby we acquired 100% of the membership rights in Xponential Procurement Services, LLC ("XPS") from the Seller. The aggregate purchase consideration for the acquisition was $9.9 million. The purchase price consisted of cash consideration of $3.5 million and a promissory note with a fair value of approximately $6.4 million payable in two equal installments due on July 1, 2024 and July 1, 2025. XPS specializes in the custom manufacturing of display cases, engraved wood signs, point of sale displays, custom acrylic panels, and other products. Prior to the acquisition we were XPS's sole customer. The acquisition expands our product offerings to our franchisees. See Note 3 of Notes to Consolidated Financial Statements for additional information.

Divestiture of Stride brand

On February 13, 2024, we entered into an asset purchase agreement with a buyer, pursuant to which we divested the Stride brand, including the intellectual property, franchise rights and franchise agreements for open studios. The buyer of the Stride brand is a member of management and one of our stockholders. We received no consideration from the divestiture of the Stride brand and will assist the buyer with transition support including cash payments of approximately $0.3 million payable over the next twelve months. The divestiture allows us to better focus and utilize our resources on our other brands.

Restructuring Plan

In the third quarter of 2023, we began a restructuring plan that involves exiting company-owned transition studios and other measures designed to reduce costs to achieve our long-term margin goals and focus on pure franchise operations. The plan was approved and initiated in the third quarter of 2023 and is expected to continue throughout 2024, however ultimate timing will depend on lease termination negotiations. During the fourth quarter of 2023 our restructuring plan was expanded due to the addition of Rumble company-owned transition studios to the restructuring plan and a refranchising plan that was terminated by the Company due to the refranchisor's non-compliance with the franchise agreements, and the subsequent closure of certain studios. This refranchise termination resulted in us incurring losses for contract termination expenses, other expenses associated with exiting the studios, and loss contingencies related to the refranchisor's unpaid payroll. During the year ended December 31, 2023, we recognized total restructuring charges of $13.8 million, net of gains, primarily for write off of abandoned right-of-use assets, contract termination and other associated costs, loss on lease terminations and sale or disposal of assets, and other restructuring charges.

We expect to recognize additional restructuring charges throughout 2024 totaling approximately $23.0 million to $27.0 million, for rent expense, including amortization of the right-of-use asset and accretion of the operating lease liability, lease termination gains or losses, and other variable lease costs related to company-owned transition studios and other restructuring charges. We are negotiating lease terminations for operating leases for certain studios for which we have lease liabilities recorded and the expected cash payments and expenses to exit the lease may be greater than expected rent expense for that period, depending on the outcome of lease termination negotiations. Cash outflows related to these lease terminations are expected to be incurred throughout 2024.

Once completed we estimate annualized gross savings of approximately $13.0 million to $15.0 million under the restructuring plan. Additionally, we may not be able to fully realize the cost savings and benefits initially anticipated from the restructuring plan, the expected charges may be greater than expected, and we may not be able to reach agreement with contractual counterparties, any of which could negatively impact our business. See Note 18 of Notes to Consolidated Financial Statements for additional information.

Factors Affecting Our Results of Operations

In addition to the impact of the risks described above under "Risk Factors", we believe that the most significant factors affecting our results of operations include:

- *Licensing new qualified franchisees, selling additional licenses to existing franchisees and opening studios.* Our growth depends upon our success in licensing new studios to new and existing franchisees. We believe our success in attracting new franchisees and attracting existing franchisees to invest in additional studios has resulted from our diverse offering of attractive brands, corporate level support, training provided to franchisees and the opportunity to realize attractive returns on their invested capital.

We believe our significant investments in centralized systems and infrastructure help support new and existing franchisees. To continue to attract qualified new franchisees, sell additional studios to existing franchisees and assist franchisees in opening their studios, we plan to continue to invest in our brands to enable them to deliver positive consumer experiences and in our integrated services at the brand level to support franchisees.

- *Timing of studio openings.* Our revenue growth depends to a significant extent on the number of studios that are open and operating. Many factors affect whether a new studio will be opened on time, if at all, including the availability and cost of financing, selection and availability of suitable studio locations, delays in hiring personnel as well as any delays in equipment delivery or installation. To the extent franchisees are unable to open new studios on the timeline we anticipate, or at all, we will not realize the revenue growth that we expect. We believe our investments in centralized systems and infrastructure, including real estate site selection, studio build-out and design assistance help enable franchisees to open studios in a timely manner, and we plan to continue to invest in our systems to continue to provide assistance during the opening process.

- *Increasing same store sales.* Our long-term revenue prospects are driven in part by franchisees' ability to increase same store sales (discussed below). Several factors affect our same store sales in any given period, including the number of stores that have been in operation for a significant period of time, growth in total memberships and marketing and promotional efforts. We expect to continue to seek to grow same store sales and AUVs by helping franchisees acquire new members, increase studio utilization and drive increased spend from consumers. We also intend to expand ancillary revenue streams, such as our digital platform offerings and retail merchandise.

- *International and domestic expansion.* We continue to invest in increasing the number of franchisees outside of North America. We have developed strong relationships and executed committed development contracts with master franchisees to propel our international growth. We plan to continue to invest in these relationships and seek new relationships and opportunities, including through acquisitions and partnerships, in countries that we have targeted for expansion. In the U.S., we may from time to time consider acquisition of and partnership with certain complimentary assets or businesses that can enhance and expand our brands and operations.

- *Demand and competition for consumer income*. Our revenue and future success will depend in part on the attractiveness of our brands and the services provided by franchisees relative to other fitness and entertainment options available to consumers. Our franchisees' AUVs are dependent upon the performance of studios and may be impacted by reduced capacity as a result of various factors, including shifting consumer demand and behavior for fitness services. Macroeconomic factors such as inflation and recession, and economic factors affecting a particular geographic territory, may also increase competition for discretionary income, impact the returns generated by franchisees and therefore impact our operating results.

Key Performance Indicators

In addition to our financial statements prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), we regularly review the following key metrics to measure performance, identify trends, formulate financial projections, compensate our employees, and monitor our business. While we believe that these metrics are useful in evaluating our business, other companies may not use similar metrics or may not calculate similarly titled metrics in a consistent manner.

Beginning in the quarter ended June 30, 2023, we introduced an additional definition for studios no longer operating to better capture the composition of our studios in operation. A studio is considered no longer operating and excluded from the total number of studios in operation if it has no sales for nine consecutive months or more. If a studio deemed to be no longer operating subsequently generates sales at a future date, it re-enters the operating studio count (and the number of studios no longer operating is reduced). All prior periods presented have been updated to reflect this additional definition.

The following table sets forth the total number of operating studios in North America for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,		
	2023	2022	2021
Franchisee-owned studios:			
Studios operated at beginning of period	2,269	1,925	1,669
New studio openings	438	366	240
Refranchised studios[1]	79	21	52
Defranchised studios[2]	(68)	(41)	(37)
Studios no longer operating	(89)	(2)	1
Studios operated at end of period	2,629	2,269	1,925
Company-owned transition studios:			
Studios operated at beginning of period	55	25	39
New studio openings	—	10	1
Franchise acquisitions[2]	68	41	37
Refranchised studios[1]	(79)	(21)	(52)
Studios no longer operating	(22)	—	—
Studios operated at end of period	22	55	25
Total Studios:			
Studios operated at beginning of period	2,324	1,950	1,708
New studio openings	438	376	241
Studios no longer operating	(111)	(2)	1
Studios operated at end of period	2,651	2,324	1,950
Studios contributing to AUV			
Operating studios (end of period)	2,651	2,324	1,950
Studios no longer operating but generated sales in the period	88	—	—
Less: studios less than 6 months old	(354)	(299)	(187)
Less: non-traditional studio locations	(18)	(3)	—
Less: studios with no sales in the period	(14)	(8)	(4)
Total	2,353	2,014	1,759
Studios contributing to same store sales			
Operating studios (end of period)	2,651	2,324	1,950
Studios no longer operating but generated sales in the period	76	1	1
Less: studios less than 13 months old	(498)	(403)	(252)
Less: non-traditional studio locations	(10)	—	—
Less: studios without 13 months of consecutive sales	(13)	(17)	(39)
Total	2,206	1,905	1,660

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(1) Includes previously franchised company-owned studios that were converted to franchisee-owned studios in the period.

(2) Includes previously franchisee-owned studios that were converted to company-owned studios in the period.

The following table sets forth the total number of operating studios internationally for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,		
	2023	2022	2021
Total Studios			
Studios operated at beginning of period	312	176	82
New studio openings	119	137	94
Studios no longer operating	(20)	(1)	—
Studios operated at end of period	411	312	176

The following table sets forth the total number of operating studios globally for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,		
	2023	2022	2021
Total Studios			
Studios operated at beginning of period	2,636	2,126	1,790
New studio openings	557	513	335
Studios no longer operating	(131)	(3)	1
Studios operated at end of period	3,062	2,636	2,126

The following table sets forth our key performance indicators for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,		
	2023	2022	2021
	($ in thousands)		
System-wide sales	$1,400,335	$1,033,240	$709,657
Number of new studio openings globally, gross	557	513	335
Number of studios operating globally (cumulative total as of period end)	3,062	2,636	2,126
Number of licenses sold globally (cumulative total as of period end)[1]	6,255	5,450	4,424
Number of licenses contractually obligated to open internationally (cumulative total as of period end)	1,055	1,094	956
AUV (LTM as of period end)	$ 596	$ 494	$ 394
Quarterly AUV (run rate)	$ 590	$ 522	$ 446
Same store sales	16%	25%	41%

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(1) Global franchise licenses sold are presented gross of terminations.

The following tables present additional information related to our studio and license key performance indicators for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,		
	2023		
	North America	International	Global
Total Operating Studios:			
Studios operating at beginning of period	2,324	312	2,636
New studio openings, net	327	99	426
Studios operating at end of period	2,651	411	3,062
Franchise Licenses Sold:[1]			
Franchise licenses sold (total beginning of period)	4,868	582	5,450
New franchise license sales	628	177	805
Franchise licenses sold (total end of period)	5,496	759	6,255

	December 31, 2023
Studios Obligated to Open Internationally under MFAs:	
Gross studios obligated to open under MFAs	1,451
Less: studios opened under MFAs	396
Remaining studios obligated to open under MFAs	1,055
Licenses sold by master franchisees, net[2]	242

| | Year Ended December 31, | | |
| | **2022** | | |
	North America	**International**	**Global**
Total Operating Studios:			
Studios operating at beginning of period	1,950	176	2,126
New studio openings, net.	374	136	510
Studios operating at end of period	2,324	312	2,636
Franchise Licenses Sold:[1]			
Franchise licenses sold (total beginning of period)	4,062	362	4,424
New franchise license sales	806	220	1,026
Franchise licenses sold (total end of period)	4,868	582	5,450

	December 31, 2022
Studios Obligated to Open Internationally under MFAs:	
Gross studios obligated to open under MFAs	1,406
Less: studios opened under MFAs	312
Remaining studios obligated to open under MFAs	1,094
Licenses sold by master franchisees, net[2]	236

| | Year Ended December 31, | | |
| | **2021** | | |
	North America	**International**	**Global**
Total Operating Studios:			
Studios operating at beginning of period	1,708	82	1,790
New studio openings, net	242	94	336
Studios operating at end of period	1,950	176	2,126
Franchise Licenses Sold:[1]			
Franchise licenses sold (total beginning of period)	3,275	194	3,469
New franchise license sales	787	168	955
Franchise licenses sold (total end of period)	4,062	362	4,424

	December 31, 2021
Studios Obligated to Open Internationally under MFAs:	
Gross studios obligated to open under MFAs	1,132
Less: studios opened under MFAs	176
Remaining studios obligated to open under MFAs	956
Licenses sold by master franchisees, net[2]	184

(1)   Global franchise licenses sold are presented gross of terminations.

(2)   Reflects the number of licenses for studios which have already been sold, but not yet opened, by master franchisees under master franchise agreements, net of terminations.

All metrics above are presented on an adjusted basis to reflect historical information of Rumble and BFT prior to the acquisition by the Company in March and October 2021, respectively. All references to these metrics in this Form 10-K use this same basis of reporting.

System-Wide Sales

System-wide sales represent gross sales by all studios in North America. System-wide sales includes sales by franchisees that are not revenue realized by us in accordance with GAAP. While we do not record sales by franchisees as revenue, and such sales are not included in our consolidated financial statements, this operating metric relates to our revenue because we receive approximately 7% and 2% of the sales by franchisees as royalty revenue and marketing fund revenue, respectively. We believe that this operating measure aids in understanding how we derive our royalty revenue and marketing fund revenue and is important in evaluating our performance. System-wide sales growth is driven by new studio openings and increases in same store sales. Management reviews system-wide sales weekly, which enables us to assess changes in our franchise revenue, overall studio performance, the health of our brands and the strength of our market position relative to competitors.

New Studio Openings

The number of new studio openings reflects the number of studios opened during a particular reporting period. We consider a new studio to be open once the studio begins offering classes. Opening new studios is an important part of our growth strategy. New studios may not generate material revenue in the early period following an opening and their revenue may not follow historical patterns. Management reviews the number of new studio openings in order to help forecast operating results and to monitor studio opening processes.

Studios No Longer Operating

A studio is considered no longer operating and excluded from the total number of studios operating if it has no sales for nine consecutive months or more. If a studio deemed to be no longer operating subsequently generates sales at a future date, it re-enters the operating studio count (and the number of studios no longer operating is reduced).

Number of Studios Operating

In addition to the number of new studios opened and studios no longer operating during a period, we track the number of total studios operating at the end of a reporting period. While nearly all our franchised studios are licensed to franchisees, from time to time we operate a limited number of company-owned transition studios (typically as we take possession of a studio following a franchisee ceasing to operate it and as we prepare it to be licensed to a new franchisee). Management reviews the number of studios operating at a given point in time in order to help forecast system-wide sales, franchise revenue and other revenue streams.

Non-Traditional Studio Locations

Non-traditional studio locations refers to studios that are not operated as standalone studio locations. There are currently 33 non-traditional studio locations globally, which are comprised of studios operated inside of other fitness facilities and on cruise ships.

Licenses Sold

The number of licenses sold in North America and globally reflect the cumulative number of licenses sold by us (or, outside of North America, by our master franchisees), since inception through the date indicated. Licenses contractually obligated to open refer to licenses sold net of opened studios and terminations. Licenses contractually obligated to be sold internationally reflect the number of licenses that master franchisees are contractually obligated to sell to franchisees to open internationally that have not yet opened as of the date indicated. The number of licenses sold is a useful indicator of the number of studios that have opened and that are expected to open in the future, which management reviews in order to monitor and forecast our revenue streams. Of the franchisees that entered into the system in 2021 or later and opened their first studio in 2023 on average it took approximately 15.0 months from signing the franchise agreement to open a studio. Of the franchisees that entered into the system in 2021 or later and opened their first studio in 2022, on average it took approximately 10.5 months from signing the franchise agreement to open a studio. Management also reviews the number of licenses sold globally and the number of licenses contractually obligated to open internationally in order to help forecast studio growth and system-wide sales.

Average Unit Volume

AUV is calculated by dividing sales during the applicable period for all studios contributing to AUV by the number of studios contributing to AUV. LTM AUV (last twelve months as of period end) consists of the average sales for the trailing 12 calendar months for all traditional studio locations in North America that have been open for at least 13 calendar months as of the measurement date and that have generated sales for the last 13 calendar months as of the measurement date. Quarterly run-rate AUV consists of average quarterly sales for all traditional studio locations in North America that are at least six months old at the beginning of the respective quarter, and that have sales in the period, multiplied by four. We measure sales for AUV based solely upon monthly sales as reported by franchisees. AUV growth is primarily driven by changes in same store sales and is also influenced by new studio openings. Management reviews AUV to assess studio economics.

Same Store Sales

Same store sales refer to period-over-period sales comparisons for the base of studios. We define the same store sales base to include studios in North America that are in traditional studio locations and that have generated sales for the last 13 consecutive calendar months as of the measurement date. Any transfer of ownership of a studio does not affect this metric. We measure same store sales based solely upon monthly sales as reported by franchisees. This measure highlights the performance of existing studios, while excluding the impact of new studio openings. Management reviews same store sales to assess the health of the franchised studios.

Results of Operations

The following table presents our consolidated results of operations for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,		
	2023	2022	2021
	($ in thousands)		
Revenue, net:			
Franchise revenue.	$143,615	$115,286	$ 74,459
Equipment revenue.	56,454	43,461	22,583
Merchandise revenue	34,146	27,073	20,140
Franchise marketing fund revenue.	27,292	20,384	13,623
Other service revenue.	57,153	38,750	24,274
Total revenue, net.	318,660	244,954	155,079
Operating costs and expenses:			
Costs of product revenue	57,979	47,220	28,550
Costs of franchise and service revenue	15,911	18,447	12,716
Selling, general and administrative expenses	166,828	125,452	94,017
Impairment of goodwill and other assets	16,667	3,656	781
Depreciation and amortization.	16,883	15,315	10,172
Marketing fund expense.	22,683	17,290	13,044
Acquisition and transaction expenses (income)	(17,964)	2,438	26,618
Total operating costs and expenses	278,987	229,818	185,898
Operating income (loss).	39,673	15,136	(30,819)
Other (income) expense:			
Interest income.	(1,611)	(1,805)	(1,164)
Interest expense	38,733	13,017	24,709
Other expense.	3,193	523	—
Gain on debt extinguishment.	—	—	(3,707)
Total other expense	40,315	11,735	19,838
Income (loss) before income taxes	(642)	3,401	(50,657)
Income taxes.	1,071	526	783
Net income (loss).	$ (1,713)	$ 2,875	$ (51,440)

The following table presents our consolidated results of operations for the years ended December 31, 2023, 2022 and 2021 as a percentage of revenue:

	Years Ended December 31,		
	2023	2022	2021
Revenue, net:			
Franchise revenue.	45.1%	47.1%	48.0%
Equipment revenue.	17.7%	17.7%	14.6%
Merchandise revenue	10.7%	11.1%	13.0%
Franchise marketing fund revenue.	8.6%	8.3%	8.8%
Other service revenue.	17.9%	15.8%	15.6%
Total revenue, net.	100.0%	100.0%	100.0%

	Years Ended December 31,		
	2023	2022	2021
Operating costs and expenses:			
Costs of product revenue	18.2%	19.3%	18.4%
Costs of franchise and service revenue	5.0%	7.5%	8.2%
Selling, general and administrative expenses	52.4%	51.2%	60.6%
Impairment of goodwill and other assets	5.2%	1.5%	0.5%
Depreciation and amortization	5.3%	6.2%	6.6%
Marketing fund expense	7.1%	7.1%	8.4%
Acquisition and transaction expenses (income)	(5.6)%	1.0%	17.2%
Total operating costs and expenses	87.6%	93.8%	119.9%
Operating income (loss)	12.4%	6.2%	(19.9)%
Other (income) expense:			
Interest income	(0.5)%	(0.7)%	(0.8)%
Interest expense	12.2%	5.3%	15.9%
Other expense	1.0%	0.2%	—%
Gain on debt extinguishment	—%	—%	(2.4)%
Total other expense	12.7%	4.8%	12.7%
Income (loss) before income taxes	(0.3)%	1.4%	(32.6)%
Income taxes	0.2%	0.2%	0.5%
Net income (loss)	(0.5)%	1.2%	(33.2)%

Comparison of the years ended December 31, 2023 and December 31, 2022

The following is a discussion of our consolidated results of operations for the year ended December 31, 2023 versus the year ended December 31, 2022. For a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 6, 2023.

Revenue

	Years Ended December 31,		Change from Prior Year	
	2023	2022	$	%
	($ in thousands)			
Franchise revenue	$143,615	$115,286	$28,329	24.6%
Equipment revenue	56,454	43,461	12,993	29.9%
Merchandise revenue	34,146	27,073	7,073	26.1%
Franchise marketing fund revenue	27,292	20,384	6,908	33.9%
Other service revenue	57,153	38,750	18,403	47.5%
Total revenue, net	$318,660	$244,954	$73,706	30.1%

Total revenue. Total revenue was $318.7 million in the year ended December 31, 2023, compared to $245.0 million in the year ended December 31, 2022, an increase of $73.7 million, or 30%. The increase in total revenue was primarily due to an increase in the number of open studios.

Franchise revenue. Franchise revenue was $143.6 million in the year ended December 31, 2023, compared to $115.3 million in the year ended December 31, 2022, an increase of $28.3 million, or 25%. Franchise revenue consisted of franchise royalty fees of $95.0 million, franchise territory fees of $21.9 million, technology fees of $15.7 million and training fees of $11.0 million in the year ended December 31, 2023, compared to franchise royalty fees of $70.0 million, franchise territory fees of $27.1 million, technology fees of $10.2 million and training fees of $8.0 million in the year ended December 31, 2022. The increase in franchise royalty fees, technology fees and training fees was primarily due to a 16% increase in same store sales and to 426 net new studio openings globally since December 31, 2022. Franchise territory fees decreased due to a decrease in franchise agreement terminations in the current year.

Equipment revenue. Equipment revenue was $56.5 million in the year ended December 31, 2023, compared to $43.5 million in the year ended December 31, 2022, an increase of $13.0 million, or 30%. Most equipment revenue is recognized in the period when the equipment is installed. Global equipment installations in the year ended December 31, 2023, totaled 539 compared to 525 in the year ended December 31, 2022, primarily due to the increase of gross studio openings compared to the prior year period. The average price of equipment installed increased in the year ended December 31, 2023, when compared to the year ended December 31, 2022. The increase in average price is due to a brand mix, international versus North America mix and a higher proportion of equipment installed with brands with higher equipment prices.

Merchandise revenue. Merchandise revenue was $34.1 million in the year ended December 31, 2023, compared to $27.1 million in the year ended December 31, 2022, an increase of $7.1 million, or 26%. The increase was due primarily to a higher number of operating studios in the current year period.

Franchise marketing fund revenue. Franchise marketing fund revenue was $27.3 million in the year ended December 31, 2023, compared to $20.4 million in the year ended December 31, 2022, an increase of $6.9 million, or 34%. The increase was primarily due to an increase in same store sales and to 327 new studio openings in North America since December 31, 2022.

Other service revenue. Other service revenue was $57.2 million in the year ended December 31, 2023, compared to $38.8 million in the year ended December 31, 2022, an increase of $18.4 million, or 47%. The increase was primarily due to a $15.5 million increase in package and memberships revenue due to a higher average number of company-owned transition studios and a $3.9 million increase in other preferred vendor commission revenue and brand fee revenue, offset by a $1.3 million decrease in on-demand revenue. We have been actively seeking to refranchise or close company-owned transition studios under our restructuring plan that started in the third quarter of 2023.

Operating Costs and Expenses

	Years Ended December 31,		Change from Prior Year	
	2023	**2022**	**$**	**%**
	($ in thousands)			
Costs of product revenue	$ 57,979	$ 47,220	$ 10,759	22.8%
Costs of franchise and service revenue	15,911	18,447	(2,536)	(13.7)%
Selling, general and administrative expenses	166,828	125,452	41,376	33.0%
Impairment of goodwill and other assets	16,667	3,656	13,011	355.9%
Depreciation and amortization	16,883	15,315	1,568	10.2%
Marketing fund expense	22,683	17,290	5,393	31.2%
Acquisition and transaction expenses (income)	(17,964)	2,438	(20,402)	(836.8)%
Total operating costs and expenses	$278,987	$229,818	$ 49,169	21.4%

Costs of product revenue. Costs of product revenue was $58.0 million in the year ended December 31, 2023, compared to $47.2 million in the year ended December 31, 2022, an increase of $10.8 million, or 23%, compared to an increase in related revenues of 28%. Costs of product revenue as a percentage of related revenue decreased to 64% in the year ended December 31, 2023, from 67% in the year ended December 31, 2022. The decrease was due to an increase in company-owned transition studio merchandise revenue, which generates higher gross margin.

Costs of franchise and service revenue. Costs of franchise and service revenue was $15.9 million in the year ended December 31, 2023, compared to $18.4 million in the year ended December 31, 2022, a decrease of $2.5 million, or 14%. The decrease was primarily due to a $3.7 million decrease in franchise sales commissions, consistent with the related franchise territory revenue decrease, partially offset by a $1.1 million increase in cost of technology fees.

Selling, general and administrative expenses. Selling, general and administrative expenses were $166.8 million in the year ended December 31, 2023, compared to $125.5 million in the year ended December 31, 2022, an increase of $41.4 million, or 33%. The increase was primarily attributable to restructuring and related charges of $15.2 million in the current year; an increase in salaries and wages of $18.6 million related to a higher average number of company-owned transition studios and to a one-time $2.6 million employee retention payroll tax credit in the prior year period; increase in occupancy expenses of $9.6 million primarily related to company-owned transition studios;

increase in financial transaction fees and related expenses of $8.2 million primarily related to expenses incurred in completed and terminated financing transactions; increase in bad debt expense of $2.9 million; increase in marketing and promotion expense of $2.1 million; increase in state and local taxes of $1.5 million and a net increase in other variable expenses in 2023 of $4.8 million, partially offset by a decrease in equity-based compensation expense of $11.0 million primarily due to vesting of performance-based awards in the prior year period offset by an increase in expense related to RSUs granted since December 31, 2022; a decrease in legal expenses of $3.7 million related to various legal matters; mutual termination agreement income of $3.5 million related to the acquisition of 14 Rumble studios; a decrease in information technology expenses of $3.3 million primarily related to a one-time credit from a vendor.

Impairment of goodwill and other assets. Impairment of goodwill and other assets was $16.7 million in the year ended December 31, 2023, compared to $3.7 million in the year ended December 31, 2022. an increase of $13.0 million, or 356%. The increase was primarily due to an increase in goodwill impairment of $3.4 million, impairment of franchise agreement intangible asset net of reacquired franchise rights of $7.2 million upon acquisition of 14 Rumble studios in the current year, and an aggregate $2.2 million impairment of reacquired franchise rights and property and equipment related to the Rumble held for sale studios in the current year.

Depreciation and amortization. Depreciation and amortization expense was $16.9 million in the year ended December 31, 2023, compared to $15.3 million in the year ended December 31, 2022, an increase of $1.6 million, or 10%. The increase was due primarily to amortization of intangibles related to the BodyFit trademark acquired in the second quarter of 2022 and to an increase in fixed assets to support our online offerings.

Marketing fund expense. Marketing fund expense was $22.7 million in the year ended December 31, 2023, compared to $17.3 million in the year ended December 31, 2022, an increase of $5.4 million, or 31% and is consistent with the increase in franchise marketing fund revenue.

Acquisition and transaction expenses (income). Acquisition and transaction expenses (income) were ($18.0) million in the year ended December 31, 2023, compared to $2.4 million in the year ended December 31, 2022, a change of ($20.4) million. These expenses (income) represent the non-cash change in contingent consideration related to 2017 and 2021 business acquisitions and $1.0 million of acquisition related expenses in the current year.

Other (Income) Expense, net

	Years Ended December 31,		Change from Prior Year	
	2023	**2022**	**$**	**%**
	($ in thousands)			
Interest income	$ (1,611)	$ (1,805)	$ 194	(10.7)%
Interest expense...	38,733	13,017	25,716	197.6%
Other expense	3,193	523	2,670	510.5%
Total other expense, net	$40,315	$11,735	$28,580	243.5%

Interest income. Interest income primarily consists of interest on notes receivable, which was $1.6 million in the year ended December 31, 2023, compared to $1.8 million in the year ended December 31, 2022.

Interest expense. Interest expense was $38.7 million in the year ended December 31, 2023, compared to $13.0 million in the year ended December 31, 2022, an increase of $25.7 million, or 198%. Interest expense consists of interest on long-term debt, accretion of earn-out liabilities and amortization of deferred loan costs and debt discount. The increase in interest expense is due to higher average debt balances and higher interest rates in the current year.

Other expense. Other expense consists of Tax Receivable Agreement ("TRA") expense, which was $3.2 million in the year ended December 31, 2023, compared to $0.5 million in the year ended December 31, 2022, an increase of $2.7 million.

Income Taxes

	Years Ended December 31,		Change from Prior Year	
	2023	**2022**	**$**	**%**
	($ in thousands)			
Income taxes	$1,071	$526	$545	103.6%

Income taxes. Income taxes were $1.1 million in the year ended December 31, 2023, compared to $0.5 million in the year ended December 31, 2022.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate and present similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as tools for comparison. A reconciliation is provided below for the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

We believe that the non-GAAP financial measures presented below, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook.

Adjusted EBITDA

We define adjusted EBITDA as EBITDA (net income/loss before interest, taxes, depreciation and amortization), adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include equity-based compensation and related employer payroll taxes, acquisition and transaction expenses (income) (including change in contingent consideration), management fees and expenses (that were discontinued after July 2021), litigation expenses (consisting of legal and related fees for specific proceedings that arise outside of the ordinary course of our business), employee retention credit (a tax credit for retaining employees throughout the COVID-19 pandemic), fees for financial transactions, such as secondary public offerings expenses for which we do not receive proceeds (including bonuses paid to executives related to completion of such transactions) and other contemplated corporate transactions, expense related to the remeasurement of our TRA obligation, expense related to loss on impairment or write down of goodwill and other assets, and restructuring and related charges incurred in connection with our restructuring plan that we do not believe reflect our underlying business performance and affect comparability. EBITDA and adjusted EBITDA are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

We believe that adjusted EBITDA, viewed in addition to, and not in lieu of, our reported GAAP results, provides useful information to investors regarding our performance and overall results of operations because it eliminates the impact of other items that we believe reduce the comparability of our underlying core business performance from period to period and is therefore useful to our investors in comparing the core performance of our business from period to period.

The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated in accordance with GAAP, to adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,		
	2023	2022	2021
	($ in thousands)		
Net income (loss)	$ (1,713)	$ 2,875	$(51,440)
Interest expense, net	37,122	11,212	23,545
Income taxes	1,071	526	783
Depreciation and amortization	16,883	15,315	10,172
EBITDA	53,363	29,928	(16,940)
Equity-based compensation	17,997	29,044	9,699
Employer payroll taxes related to equity-based compensation	672	123	—
Acquisition and transaction expenses (income)	(17,964)	2,438	26,618
Management fees and expenses	—	—	462
Litigation expenses	6,839	10,301	8,312
Employee retention credit	—	(2,597)	(2,269)
Financial transaction fees and related expenses	9,038	836	—
TRA remeasurement	3,193	523	1,441
Impairment of goodwill and other assets	16,667	3,656	—
Restructuring and related charges	15,520	—	—
Adjusted EBITDA	$105,325	$74,252	$ 27,323

Liquidity and Capital Resources

As of December 31, 2023, we had $27.8 million of cash and cash equivalents, excluding $9.3 million of restricted cash consisting of marketing fund restricted cash and a guarantee of standby letter of credit.

We require cash principally to fund day-to-day operations, finance capital investments, service our outstanding debt and address our working capital needs. Based on our current level of operations and anticipated growth, we believe that our available cash balance and the cash generated from our operations will be adequate to meet our anticipated debt service requirements and obligations under our TRA, capital expenditures, payment of tax distributions and working capital needs for at least the next twelve months. Our ability to continue to fund these items and continue to reduce debt could be adversely affected by the occurrence of any of the events described under "Risk Factors." There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our credit facility or otherwise to enable us to service our indebtedness, including our credit facility, or to make anticipated capital expenditures. Our future operating performance and our ability to service, extend or refinance the credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Credit Facility

On April 19, 2021, we entered into a Financing Agreement with Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders party thereto (the "Credit Agreement"), which consists of a $212 million senior secured term loan facility (the "Term Loan Facility", and the loans thereunder, each a "Term Loan" and together, the "Term Loans") maturing on February 28, 2025. Affiliates of the lenders also separately purchased 200,000 shares of our 6.50% Series A Convertible Preferred Stock (the "Convertible Preferred") for $200 million. Our obligations under the Credit Agreement are guaranteed by Xponential Intermediate Holdings, LLC and certain of our material subsidiaries, and are secured by substantially all of the assets of Xponential Intermediate Holdings, LLC and certain of our material subsidiaries.

The Credit Agreement contains customary affirmative and negative covenants, including, among other things: (i) to maintain certain total leverage ratios, liquidity levels and EBITDA levels (in each case, as discussed further in the Credit Agreement); (ii) to use the proceeds of borrowings only for certain specified purposes; (iii) to refrain from entering into certain agreements outside of the ordinary course of business, including with respect to consolidation or mergers; (iv) restricting further indebtedness or liens; (v) restricting certain transactions with our affiliates; (vi) restricting investments; (vii) restricting prepayments of subordinated indebtedness; (viii) restricting certain payments, including certain payments to our affiliates or equity holders and distributions to equity holders; and (ix) restricting the issuance of equity. As of December 31, 2023, we were in compliance with these covenants.

On January 9, 2023, we entered into a fourth amendment (the "Fourth Amendment") to the Credit Agreement. The Fourth Amendment provides for, among other things, additional Term Loans in an aggregate principal amount of $130.0 million (the "January 2023 Incremental Term Loan"), the proceeds of which were used to fund the repurchase of a portion of our outstanding Convertible Preferred (the "Repurchase Transactions") and the payment of fees, costs and expenses related to the Amendment and the Repurchase Transactions. The Fourth Amendment also (i) increased the amount of the quarterly principal payments of the loans provided pursuant to the Credit Agreement (including the January 2023 Incremental Term Loan) commencing on June 30, 2023 and (ii) amended the amount of the prepayment premium applicable in the event the January 2023 Incremental Term Loan is prepaid.

On August 3, 2023, we entered into a fifth amendment (the "Fifth Amendment") to the Credit Agreement. The Fifth Amendment provides for, among other things, additional Term Loans in an aggregate principal amount of $65.0 million (the "August 2023 Incremental Term Loan"), the proceeds of which were used for funding the accelerated share repurchase program; the payment of fees, costs and expenses related to the Fifth Amendment; and general corporate purposes. The Fifth Amendment also (i) increased the amount of the quarterly principal payments of the loans provided pursuant to the Credit Agreement (including the August 2023 Incremental Term Loan) commencing on September 30, 2023 and (ii) replaces the benchmark interest rate based on the LIBOR rate (and related LIBOR-based mechanics) applicable to the loans under the Credit Agreement with a benchmark interest rate based on the forward-looking Term SOFR (and related Term SOFR-based mechanics).

The total principal amount outstanding on the Term Loans was $328.5 million at December 31, 2023. Quarterly principal payments on the Term Loan are $1.2 million as of December 31, 2023. See Note 8 of Notes to Consolidated Financial Statements for additional information about our debt.

On February 13, 2024, we entered into a sixth amendment to the Credit Agreement which extended the maturity date of the Credit Agreement to March 15, 2026. The amendment provides for, among other things, additional term loans in an aggregate principal amount of approximately $38.7 million (the "Sixth Amendment Incremental Term Loans"), the proceeds of which will be used to repay an aggregate of $38.7 million in existing term loans under Credit Agreement and for the payment of fees, costs and expenses related to the making of the Sixth Amendment Incremental Term Loans. The Amendment also extends the maturity date for all outstanding term loans under the Credit Agreement to March 15, 2026.

On January 9, 2023, we entered into a preferred stock repurchase agreement (the "Repurchase Agreement") with certain holders of the Convertible Preferred, pursuant to which we agreed to repurchase 85,340 shares of Convertible Preferred. On January 13, 2023, the repurchase was completed for an aggregate payment of $130.8 million. The excess of fair market value of $12.7 million over the consideration transferred was treated as deemed contribution and resulted in an increase to our accumulated deficit. See Note 11 of Notes to Consolidated Financial Statements for additional information about our Convertible Preferred Stock.

Accelerated Share Repurchase Program

On August 1, 2023, our board of directors approved a $50.0 million accelerated share repurchase program (the "ASR Program") to repurchase shares of our Class A common stock. Under the ASR Program, we paid a fixed amount of $50.0 million on August 9, 2023, to a third-party financial institution and received an initial delivery of 2,010,050 shares of our Class A common stock, which were retired immediately. On October 2, 2023, the final settlement of our ASR Program occurred, and we received an additional 588,827 shares of our Class A common stock from the third-party financial institution, which were retired immediately. Under the ASR Program, we also incurred $0.4 million in associated expenses, consisting primarily of legal fees and a 1% excise tax liability in accordance with the Inflation Reduction Act of 2022. In total under the ASR Program, we repurchased and immediately retired 2,598,877 shares of Class A common stock at an average price of $19.24 per share for $50.0 million, exclusive of legal fees and excise tax.

Cash Flows

The following table presents summary cash flow information for the years ended December 31, 2023 and 2022. Analysis of our cash flows for the year ended December 31, 2021 is included in our Annual Report on Form 10-K for the year ended December 31, 2022.

	Years Ended December 31,	
	2023	**2022**
	($ in thousands)	
Net cash provided by (used in) operating activities	$ 35,422	$ 51,670
Net cash provided by (used in) investing activities	(12,589)	(14,613)
Net cash provided by (used in) financing activities	(23,109)	(21,007)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ (276)	$ 16,050

Cash Flows from Operating Activities

In the year ended December 31, 2023, cash provided by operating activities was $35.4 million, compared to $51.7 million in the year ended December 31, 2022, a decrease in cash provided of $16.2 million. Of the decrease, $8.7 million was due to lower net income after adjustments to reconcile net income (loss) to net cash provided by operating activities, and $7.6 million due to unfavorable changes in working capital primarily related to lease liabilities, deferred costs, and deferred revenue, partially offset by favorable changes in working capital related to accounts receivable, accounts payable and accrued expenses in the year ended December 31, 2023, compared to the year ended December 31, 2022.

Cash Flows from Investing Activities

In the year ended December 31, 2023, cash used in investing activities was $12.6 million, compared to $14.6 million in the year ended December 31, 2022, a decrease of $2.0 million. The change year over year in cash used was primarily attributable to a decrease of cash used to purchase property and equipment and intangibles assets and a decrease in issuing notes receivables; partially offset by a decrease in cash received from collection of notes receivable and cash used for our acquisition of XPS.

Cash Flows from Financing Activities

In the year ended December 31, 2023, cash used by financing activities was $23.1 million, compared to $21.0 million in the year ended December 31, 2022, an increase in cash used of $2.1 million. The increase in cash used was primarily attributable to an increase in cash received from borrowings on long-term debt of $181.7 million, payment received from a shareholder of $8.1 million, and a decrease of $9.2 million in payments related to preferred stock dividend; partially offset by cash used of $50.4 million related to the ASR Program, an increase in tax payments of $6.2 million related to vesting of restricted stock units, distributions to Pre-IPO LLC Members of $12.9 million, and payment of $130.8 million related to the repurchase of convertible preferred stock.

Material Cash Commitments

The table below represents our material cash commitments, including the scheduled maturities of our contractual obligations as of December 31, 2023. The table excludes certain potential cash requirements because they may involve future cash payments that are considered uncertain and cannot be estimated because they vary based upon future conditions; however, the exclusion of these obligations should not be construed as an implication that they are immaterial, as they could significantly affect our short- and long-term liquidity and capital resource needs depending on a variety of future events, facts and conditions.

| | Payments due during the years ending December 31, | | | | |
	Total	2024	2025-2026	2027-2028	Thereafter
	($ in thousands)				
Operating lease obligations[1]	$108,707	$16,809	$ 32,697	$28,973	$30,228
Debt, principal[2]	328,518	4,760	323,758	—	—
Debt, interest[3]	44,348	39,770	4,578	—	—
Contingent consideration payments[4]	2,474	1,564	910	—	—
Loan to shareholder (Note 10)[5]	640	240	400	—	—
Acquisition-related payments[6]	15,434	11,967	3,467	—	—
Total	$500,121	$75,110	$365,810	$28,973	$30,228

(1) We lease our facilities under non-cancelable operating leases.

(2) Represents scheduled debt obligation payments on debt outstanding as of December 31, 2023.

(3) Represents scheduled interest payments on debt outstanding as of December 31, 2023.

(4) Includes current and noncurrent estimated contingent consideration liabilities at December 31, 2023, based on expected achievement dates for earn-out targets, which includes the contingent consideration relating to purchase of BFT.

(5) Represents the additional loans obligated to fund under agreements with shareholders (see Note 10 of Notes to Consolidated Financial Statements).

(6) Represents payments related to Lindora acquisition and the Xponential Procurement Services acquisition (see Note 3 and Note 19 of Notes to Consolidated Financial Statements).

Off-Balance Sheet Arrangements

As of December 31, 2023, our off-balance sheet arrangements consisted of guarantees of lease agreements for certain franchisees. Our maximum total commitment under these agreements is approximately $2.8 million and would only require payment upon default by the primary obligor. We determined the fair value of these guarantees at inception was not material, and as of December 31, 2023 no accrual has been recorded for our potential obligation under the guaranty arrangements. See Note 17 of Notes to Consolidated Financial Statements for more information regarding these operating leases and guarantees.

In July 2022, we issued a standby letter of credit to a third-party financing company, who provides loans to our qualified franchisees. The standby letter of credit is contingent upon the failure of our franchisees to perform according to the terms of underlying contracts with the third party. We deposited cash in a restricted account as collateral for the standby letter of credit. The estimated fair value of these guarantees at inception was not material, and as of December 31, 2023, a $0.5 million accrual has been recorded for our potential obligation under this guaranty arrangement. See Note 17 of Notes to Consolidated Financial Statements for more information.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements, including those that involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below are those that are most important to our results of operations or involve the most difficult management decisions related to the use of significant estimates and assumptions as described above. For a more detailed summary of our significant accounting policies, see the notes to our consolidated financial statements included elsewhere in this Form 10-K.

Revenue Recognition

Our contracts with customers consist of franchise agreements with franchisees. We also enter into agreements to sell merchandise and equipment, training, digital platform services and membership to company-owned studios. Our revenue consists of franchise revenue, merchandise revenue and franchise marketing fund revenue which we consider recurring revenue, as well as equipment revenue and other service revenue. In addition, we earn on-demand revenue, service revenue and other revenue.

Each of our primary sources of revenue and their respective revenue policies are discussed further below.

Franchise revenue

We enter into franchise agreements for each studio. Our performance obligation under the franchise license is granting certain rights to access our intellectual property; all other services we provide under the franchise agreement are highly interrelated, not distinct within the contract, and therefore accounted for as a single performance obligation, which is satisfied over the term of each franchise agreement. Those services include initial development, operational training, preopening support and access to our technology throughout the franchise term. Fees generated related to the franchise license include development fees, royalty fees, marketing fees, technology fees and transfer fees which are discussed further below. Variable fees are not estimated at contract inception, and are recognized as revenue when invoiced, which occurs monthly. We have concluded that our agreements do not contain any financing components.

Franchise development fee revenue: Our franchise agreements typically operate under ten-year terms with the option to renew for up to two additional five-year successor terms. We determined the renewal options are neither qualitatively nor quantitatively material and do not represent a material right. Initial franchise fees are non-refundable and are typically collected upon signing of the franchise agreement. Initial franchise fees are recorded as deferred revenue when received and are recognized on a straight-line basis over the franchise life, which we have determined to be ten years (and five years for renewals) as we fulfill our promise to grant the franchisee the rights to access and benefit from our intellectual property and to support and maintain the intellectual property.

We may enter into an area development agreement with certain franchisees. Area development agreements are for a territory in which a developer has agreed to develop and operate a certain number of franchise locations over a stipulated period of time. The related territory is unavailable to any other party and is no longer marketed to future franchisees by us. Depending on the number of studios purchased, under franchise agreements or area development agreements, the initial franchise fee ranges from $60,000 (single studio), to $350,000 (ten studios) and is paid to us when a franchisee signs the area development agreement. Area development fees are initially recorded as deferred revenue. The development fees are allocated to the number of studios purchased under the development agreement. The revenue is recognized on a straight-line basis over the franchise life for each studio under the development agreement. Development fees and franchise fees are generally recognized as revenue upon the termination of the development agreement with the franchisee.

We may enter into master franchise agreements with master franchisees, under which the master franchisee sells licenses to franchisees in one or more countries outside of North America. The master franchise agreements generally provide a ten-year period under which the master franchisee may sell licenses. The master franchise agreement term ends on the earlier of the expiration or termination of the last franchise agreement sold by the master franchisee. Initial master franchise fees are recorded as deferred revenue when received and are recognized on a straight-line basis over 20 years.

Franchise royalty fee revenue: Royalty revenue represents royalties earned from each of the franchised studios in accordance with the franchise disclosure document and the franchise agreement for use of the various brands' names, processes and procedures. The royalty rate in the franchise agreement is typically 7% of the gross sales of each location operated by each franchisee. Royalties are billed on a monthly basis. The royalties are entirely related to our performance obligation under the franchise agreement and are billed and recognized as franchisee sales occur.

Technology fees: We may provide access to third-party or other proprietary technology solutions to the franchisee for a fee. The technology solution may include various software licenses for statistical tracking, scheduling, allowing club members to record their personal workout statistics, music and technology support. We bill and recognize the technology fee as earned each month as the technology solution service is performed.

Transfer fees: Transfer fees are paid to us when one franchisee transfers a franchise agreement to a different franchisee. Transfer fees are recognized as revenue on a straight-line basis over the term of the new or assumed franchise agreement, unless the original franchise agreement for an existing studio is terminated, in which case the transfer fee is recognized immediately.

Training revenue: We provide coach training services either through direct training of the coaches who are hired by franchisees or by providing the materials and curriculum directly to the franchisees who utilize the materials to train their hired coaches. Direct training fees are recognized over time as training is provided. Training fees for materials and curriculum are recognized at the point in time of delivery of the materials.

We also offer coach training and final coach certification through online classes. Fees received by us for online class training are recognized as revenue over time for the twelve-month period that we are obligated to provide access to the online training content.

Franchise marketing fund revenue

Franchisees are required to pay marketing fees of 2% of their gross sales. The marketing fees are collected by us monthly and are to be used for the advertising, marketing, market research, product development, public relations programs and materials deemed appropriate to benefit brands. Our promise to provide the marketing services funded through the marketing fund is considered a component of our performance obligation to grant the franchise license. We bill and recognize marketing fund fees as revenue each month as gross sales occur. Marketing fund expenses are recognized as incurred, and any marketing fund expenditures in excess of marketing fund fees are reclassified as selling, general and administrative expenses in the consolidated statements of operations.

Equipment and merchandise revenue

The following revenues are generated as a result of transactions with or related to franchisees.

Equipment revenue: We also sell authorized equipment to franchisees to be used in the franchised studios. Certain franchisees may prepay for equipment, and in that circumstance, the revenue is deferred until delivery. Equipment revenue is recognized when control of the equipment is transferred to the franchisee, which is at the point in time when delivery and installation of the equipment at the studio is complete.

Merchandise revenue: We sell branded and non-branded merchandise to franchisees for retail sales to members at studios. For branded merchandise sales, the performance obligation is satisfied at the point in time of shipment of the ordered branded merchandise to the franchisee. For such branded merchandise sales, we are the principal in the transaction as we control the merchandise prior to it being delivered to the franchisee. We record branded merchandise revenue and related costs upon shipment on a gross basis. Franchisees have the right to return and/or receive credit for defective merchandise. Returns and credit for defective merchandise were not significant for the years ended years ended December 31, 2023, 2022 and 2021.

For certain non-branded merchandise sales, we earn a commission to facilitate the transaction between the franchisee and the supplier. For such non-branded merchandise sales, we are the agent in the transaction, facilitating the transaction between the franchisee and the supplier, as we do not obtain control of the non-branded merchandise during the order fulfillment process. We record non-branded merchandise commissions revenue at the time of shipment.

Other service revenue

Service revenue: For company-owned transition studios, our distinct performance obligation is to provide fitness classes to the member. The company-owned transition studios sell memberships by individual class and by class packages. Revenue from the sale of classes and class packages for a specified number of classes are recognized over time as the member attends and utilizes the classes. Revenues from the sale of class packages for an unlimited number of classes are recognized over time on a straight-line basis over the duration of the contract period.

Digital platform revenue: We grant subscribers access to an online platform, which contains a library of virtual classes that is continually updated, through monthly or annual subscription packages. Revenue is recognized over time on a straight-line basis over the subscription period.

Additionally, we earn commission income from certain of our franchisees' use of certain preferred vendors other than from merchandise and equipment described above. In these arrangements, we are the agent as we are not primarily responsible for fulfilling the orders. Commissions are earned and recognized at the point in time the vendor ships the product to franchisees. In addition, the Company grants vendors access to franchisees' members to provide certain services to the members. Revenue is recognized over time on a straight-line basis over the access period.

Sales taxes, value added taxes and other taxes that are collected in connection with revenue transactions are withheld and remitted to the respective taxing authorities. As such, these taxes are excluded from revenue. We account for shipping and handling as activities to fulfill the promise to transfer the goods. Therefore, shipping and handling fees that are billed to customers, who are primarily franchisees, are recognized in revenue and the associated shipping and handling costs are recognized in cost of product sold as soon as control of the goods transfers to the customer.

Contract Costs

Contract costs consist of deferred commissions resulting from franchise and area development sales by third-party and affiliate brokers and sales personnel. The total commission charged by the broker is deferred at the point of a franchise sale. The commissions are evenly split among the number of studios purchased under the development agreement and begin to be amortized when a subsequent franchise agreement is executed. The commissions are recognized on a straight-line basis over the initial ten-year franchise agreement term to align with the recognition of the franchise agreement or area development fees.

Leases

The below discussions of lease accounting policies are the policies that went into effect beginning on January 1, 2022 with the adoption of ASC 842. For periods prior to January 1, 2022 we applied the policies under ASC 840.

We lease office space, company-owned transition studios, warehouse, training centers and a video recording studio. Certain real estate leases include one or more options to renew. The exercise of lease renewal options is at our sole discretion. When deemed reasonably certain of exercise, the renewal options are included in the determination of the lease term and lease payment obligation, respectively. The depreciable life of assets and leasehold improvements are limited by the expected lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. When readily determinable, we use the rate implicit in the lease contract in determining the present value of lease payments. If the implicit rate is not provided, we use our incremental borrowing rate based on information available at the lease commencement date, including the lease term. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease. Currently, it is not reasonably certain that we will exercise those options and therefore, we utilized the initial, noncancelable, lease term to calculate the lease assets and corresponding liabilities for all leases. We have certain insignificant short-term leases with an initial term of twelve months or less that are not recorded in the consolidated balance sheets. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We applied the practical expedient as an accounting policy for classes of underlying assets that have fixed payments for non-lease components, to not separate non-lease components from lease components and instead to account for them together as a single lease component, which increases the amount of lease assets and corresponding liabilities.

Business Combinations

We account for business combinations using the acquisition method of accounting, which results in the assets acquired and liabilities assumed being recorded at fair value.

The valuation methodologies used are based upon the nature of the asset or liability. The significant assets measured at fair value include intangible assets. The fair value of trademarks is estimated by following the relief from royalty method. The fair value of franchise agreements is based upon following the excess earnings method. The fair value of internal use software is based upon following the cost method. Inputs used in the methodologies primarily included sales forecasts, projected future cash flows, royalty rate and discount rate commensurate with the risk involved.

Amortization of definite-lived trademarks, franchise agreements and internal use software is recorded over the estimated useful lives of the assets using the straight-line method, which we believe approximates the period during which we expect to receive the related benefits.

Acquisition-Related Contingent Consideration

Some of the business combinations that we have consummated include contingent consideration to be potentially paid based upon the occurrence of future events. Acquisition-related contingent consideration associated with a business combination is initially recognized at fair value and remeasured each reporting period, with changes in fair value recorded in the consolidated statement of operations. The estimates of fair value involve the use of acceptable valuation methods, such as probability-weighted discounted cash flow analysis, and contain uncertainties as they require assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance and assumed discount rates. Changes in the fair value of the acquisition-related contingent consideration result from several factors including changes in the timing and amount of revenue estimates, changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria, changes in discount rates and changes in our stock price. A change in any of these assumptions could produce a different fair value, which could have a material impact on our results of operations. Assuming there had been a 10% increase in the fair value, contingent consideration would have increased by $2.1 million for the year ended December 31, 2023.

Impairment of Long-Lived Assets, Including Goodwill and Intangible Assets

Goodwill has been assigned to our reporting units for purposes of impairment testing. Our reporting units are each of the brand names under which we sell franchises. We test for impairment of goodwill annually or sooner whenever events or circumstances indicate that goodwill might be impaired. The annual impairment test is performed as of the first day of our fourth quarter. When evaluating goodwill for impairment, we may decide to first perform a qualitative assessment, or "step zero" impairment test, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we do not perform a qualitative assessment, or if we determine that it is not more likely than not that the fair value of a reporting unit exceeds its carrying amount, we perform a quantitative assessment and calculate the estimated fair value of the respective reporting unit. We generally determine the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in the amount the carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

During the quarter ended September 30, 2023, we determined it was necessary to re-evaluate goodwill of the Stride and Row House reporting units for impairment due to indicators of potential impairment resulting from a decline in forecasted and actual cash flows. Therefore, we performed a quantitative assessment of the fair value of the reporting units using an income approach with assumptions that are considered Level 3 inputs and concluded that the carrying value of the Stride and Row House reporting units exceeded their fair value, resulting in a goodwill impairment of $3.5 million and $0.7 million, respectively, resulting in no goodwill remaining for the Stride and Row House reporting units. The fair value of the reporting units was determined by discounting estimated future cash flows, which were calculated based on revenue and expense long-term growth assumptions ranging from 8.0% to 43.0%, at a weighted average cost of capital (discount rate) of 16.0%.

During the third quarter of 2022, we determined it was necessary to re-evaluate goodwill of the AKT reporting unit for impairment due to declines in forecasted and actual cash flows. Therefore, we performed a quantitative assessment of the fair value of the reporting unit using an income approach with assumptions that are considered Level 3 inputs and concluded that the carrying value of the AKT reporting unit exceeded its fair value, resulting in a goodwill impairment of $3.4 million. The fair value of the reporting unit was determined by discounting estimated future cash flows, which were calculated based on revenue and expense long-term growth assumptions ranging from 2.0% to 5.0%, at a weighted average cost of capital (discount rate) of 16.0%. There were no further impairments recognized over the remainder of 2022. There were no impairments recorded for the year ended December 31, 2021.

We test for impairment of indefinite-lived trademarks annually or sooner whenever events or circumstances indicate that trademarks might be impaired. We first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the trademarks is less than the carrying amount. In the absence of sufficient qualitative factors, trademark impairment is determined utilizing a two-step analysis. The two-step analysis involves comparing the fair value to the carrying value of the trademarks. We determine the estimated fair value using a relief from royalty approach. If the carrying amount exceeds the fair value, we impair the trademarks to their fair value.

We assess potential impairments to our long-lived assets, which include property and equipment, operating lease ROU assets, and amortizable intangible assets, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

We evaluate our property and equipment and other long-lived assets for impairment based on our classification as assets held for sale. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a formal plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, we compare the carrying value of the disposal group to fair value less costs to sell. The impairment is the excess of the carrying value over the fair value of the asset. During the year ended December 31, 2023, in connection with the held for sale classification of the Rumble Held for Sale Studios, as defined and discussed in Note 3 of Notes to Consolidated Financial Statements, we reclassified $2.6 million of goodwill related to our Rumble brand and $2.2 million of studio assets related to the Rumble Held for Sale Studios, consisting of property and equipment of $1.0 million and reacquired franchise assets of $1.2 million, to assets held for sale. Based on the expected net sales proceeds from the Rumble Held for Sale Studios transaction we determined the Rumble Held for Sale Studios to be fully impaired and immediately recorded an impairment of the goodwill reclassified to assets held for sale in the amount of $2.6 million and an impairment of the studio assets reclassified to assets held for sale in the amount of $2.2 million.

As a result of our restructuring plan that started in the third quarter of 2023, we are exiting company-owned transition studios. Restructuring charges associated with closing company-owned transition studios include accelerated amortization of right-of-use assets. For studio operating leases where we will derive no economic benefit from leased space, that will be vacated at a cease use date, we record accelerated amortization to fully reduce the carrying value of the right-of-use assets between the decision date and the cease use date. During the year ended December 31, 2023, we recognized $6.0 million of accelerated amortization of right-of-use assets.

During the year ended December 31, 2023, we recorded impairments of trademark and franchise agreements intangible assets related to the Stride and Row House reporting units aggregating $0.2 million for the franchise agreements and an aggregate impairment loss of $0.2 million for the trademarks. Additionally, during the year ended December 31, 2023, we recorded a write down of franchise agreements, net of reacquired franchise rights, in the amount of $7.2 million in connection with the acquisition of 14 Rumble studios on June 5, 2023. During the year ended December 31, 2022, we recorded impairments of trademark and franchise agreements intangible assets related to the AKT reporting unit aggregating $0.3 million. During the year ended December 31, 2021, we recorded aggregate impairments of property and equipment and amortizing intangible assets related to company-owned transition studios aggregating $0.8 million. The estimated fair value of the respective reporting units substantially exceeds their carrying value.

Equity-Based Compensation

We have equity-based compensation plans under which we receive services from our employees as consideration for equity instruments, including profit interest units and restricted stock units ("RSUs"). The compensation expense is determined based on the fair value of the award as of the grant date. Prior to going public, we were issuing shares that were valued based on the underlying units of the parent entity. We utilized a discounted cash flow analysis, a market approach of comparable companies in our industry and a comparable acquisitions analysis. The market approach involves companies in our industry that we determine to be comparable. Comparable acquisitions analysis involves analyzing sales of controlling interests in companies that we determine are comparable. In conducting this valuation, we also took into consideration recent valuation reports of third-party valuation specialists prepared for us, as well as any significant internal and external events occurring subsequent to those reports that may have caused the value of the units to increase or decrease since the dates of those reports. Estimates used in our valuation of equity-based compensation are highly complex and subjective. Valuations and estimates of our common stock value is no longer necessary as we are a publicly traded company and at this point we rely on market price to determine the market value of our shares.

Compensation expense for time-based units is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. Compensation expense for performance-based units is recorded over the requisite service period, and only if performance-based conditions are considered probable to be satisfied. If any performance goals are not met, no compensation expense is ultimately recognized and, to the extent previously recognized, compensation expense is reversed.

During the fourth quarter of 2023, we determined that it is no longer probable that the performance targets will be achieved for performance RSU awards granted in November 2021 with performance conditions of meeting certain EBITDA targets through the year ending December 31, 2024. Accordingly, we reversed $3.4 million of previously recognized stock-based compensation expense including $1.3 million recognized in 2023 through the quarter ended September 30, 2023.

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8.   Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Xponential Fitness, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xponential Fitness, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, changes to stockholders'/member's equity (deficit) and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Costa Mesa, California
March 1, 2024
We have served as the Company's auditor since 2019.

Xponential Fitness, Inc.

Consolidated Balance Sheets
(amounts in thousands, except per share amounts)

	December 31,	
	2023	**2022**
Assets		
Current Assets:		
Cash, cash equivalents and restricted cash	$ 37,094	$ 37,370
Accounts receivable, net (Note 10)	32,751	25,555
Inventories	14,724	10,864
Prepaid expenses and other current assets	5,856	6,294
Deferred costs, current portion	6,620	4,131
Notes receivable from franchisees, net	203	1,520
Total current assets	97,248	85,734
Property and equipment, net	19,502	18,524
Right-of-use assets	71,413	30,079
Goodwill	171,601	165,697
Intangible assets, net	120,149	137,175
Deferred costs, net of current portion	46,541	43,620
Notes receivable from franchisees, net of current portion	802	1,067
Other assets	1,442	795
Total assets	$ 528,698	$ 482,691
Liabilities, redeemable convertible preferred stock and equity (deficit)		
Current Liabilities:		
Accounts payable	$ 19,119	$ 16,185
Accrued expenses	14,088	12,295
Deferred revenue, current portion	34,674	31,996
Current portion of long-term debt	4,760	3,035
Other current liabilities	19,666	9,265
Total current liabilities	92,307	72,776
Deferred revenue, net of current portion	117,305	109,465
Contingent consideration from acquisitions (Note 17)	8,666	28,182
Long-term debt, net of current portion, discount and issuance costs	319,261	133,039
Lease liability	70,141	30,583
Other liabilities	9,152	8,633
Total liabilities	616,832	382,678
Commitments and contingencies (Note 17)		
Redeemable convertible preferred stock, $0.0001 par value, 400 shares authorized, 115 and 200 shares issued and outstanding as of December 31, 2023 and 2022, respectively	114,660	308,075
Stockholders' equity (deficit):		
Undesignated preferred stock, $0.0001 par value, 4,600 shares authorized, none issued and outstanding as of December 31, 2023 and 2022	—	—
Class A common stock, $0.0001 par value, 500,000 shares authorized, 30,897 and 27,571 shares issued and outstanding as of December 31, 2023 and 2022, respectively	3	3
Class B common stock, $0.0001 par value, 500,000 shares authorized, 16,566 and 21,647 shares issued, and 16,491 and 21,572 shares outstanding as of December 31, 2023 and 2022, respectively	2	2
Additional paid-in capital	521,998	505,186
Receivable from shareholder (Note 10)	(15,426)	(16,369)
Accumulated deficit	(630,127)	(641,903)
Treasury stock, at cost, 75 shares outstanding as of December 31, 2023 and 2022	(1,697)	(1,697)
Total stockholders' deficit attributable to Xponential Fitness, Inc.	(125,247)	(154,778)
Noncontrolling interests	(77,547)	(53,284)
Total stockholders' deficit	(202,794)	(208,062)
Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$ 528,698	$ 482,691

See accompanying notes to consolidated financial statements.

Xponential Fitness, Inc.

Consolidated Statements of Operations
(amounts in thousands, except per share amounts)

	Years Ended December 31,		
	2023	2022	2021
Revenue, net:			
Franchise revenue	$143,615	$115,286	$ 74,459
Equipment revenue	56,454	43,461	22,583
Merchandise revenue	34,146	27,073	20,140
Franchise marketing fund revenue	27,292	20,384	13,623
Other service revenue	57,153	38,750	24,274
Total revenue, net	318,660	244,954	155,079
Operating costs and expenses:			
Costs of product revenue	57,979	47,220	28,550
Costs of franchise and service revenue	15,911	18,447	12,716
Selling, general and administrative expenses (Note 10)	166,828	125,452	94,017
Impairment of goodwill and other assets	16,667	3,656	781
Depreciation and amortization	16,883	15,315	10,172
Marketing fund expense	22,683	17,290	13,044
Acquisition and transaction expenses (income)	(17,964)	2,438	26,618
Total operating costs and expenses	278,987	229,818	185,898
Operating income (loss)	39,673	15,136	(30,819)
Other (income) expense:			
Interest income	(1,611)	(1,805)	(1,164)
Interest expense	38,733	13,017	24,709
Other expense	3,193	523	—
Gain on debt extinguishment	—	—	(3,707)
Total other expense	40,315	11,735	19,838
Income (loss) before income taxes	(642)	3,401	(50,657)
Income taxes	1,071	526	783
Net income (loss)	(1,713)	2,875	(51,440)
Less: Net income (loss) attributable to noncontrolling interests	(810)	945	(32,611)
Net income (loss) attributable to Xponential Fitness, Inc.	$ (903)	$ 1,930	$ (18,829)
Net income (loss) per share of Class A common stock:			
Basic	$ 1.18	$ (0.87)	$ (2.85)
Diluted	$ (0.44)	$ (0.87)	$ (2.85)
Weighted average shares of Class A common stock outstanding:			
Basic	31,742	25,295	22,403
Diluted	39,705	25,295	22,403

See accompanying notes to consolidated financial statements.

Xponential Fitness, Inc.

Consolidated Statements of Changes to Stockholders'/Member's Equity (Deficit)
(amounts in thousands)

	Class A Common Stock Shares	Amount	Class B Common Stock Shares	Amount	Treasury Stock Shares	Amount	Additional Paid-In Capital	Member's Contribution	Receivable from Member/ Shareholder	Accumulated Deficit	Noncontrolling interests	Total Equity (Deficit)	Redeemable noncontrolling interests
Balance at January 1, 2021	—	$—	—	$—	—	$ —	$ —	$ 113,697	$ (1,456)	$(107,492)	$ —	$ 4,749	$ —
Activity prior to Reorganization Transactions and IPO													
Equity-based compensation	—	—	—	—	—	—	—	708	—	—	—	708	—
Parent contribution of Rumble assets	—	—	—	—	—	—	—	20,483	—	—	—	20,483	—
Distributions to Member	—	—	—	—	—	—	—	(10,600)	—	—	—	(10,600)	—
Payment received from Member, net	—	—	—	—	—	—	—	—	1,456	—	—	1,456	—
Net loss	—	—	—	—	—	—	—	—	—	(13,342)	—	(13,342)	—
Balance prior to Reorganization Transactions and IPO	—	—	—	—	—	—	—	124,288	—	(120,834)	—	3,454	—
Activity in connection with Reorganization Transactions and IPO													
Effect of Reorganization Transactions	12,994	1	23,543	2	—	—	—	(124,288)	(10,600)	(202,374)	—	(337,259)	282,513
Issuance of Class A common stock at the IPO, net of underwriting and offering costs	10,000	1	—	—	—	—	104,387	—	—	—	—	104,388	—
Purchase of shares from LCAT shareholders	—	—	—	—	—	—	(104,387)	—	—	(46,598)	—	(150,985)	—
Issuance of Class A common stock for underwriters' option to purchase additional shares	904	—	—	—	—	—	10,116	—	—	—	—	10,116	—
Redemption of Class B shares	—	—	(750)	—	—	—	(9,000)	—	—	—	—	(9,000)	—
Balance post the Reorganization Transactions and IPO	23,898	2	22,793	2	—	—	1,116	—	(10,600)	(369,806)	—	(379,286)	282,513
Activity after the Reorganization Transactions and IPO but prior to the amendment of the LLC agreement													
Net loss	—	—	—	—	—	—	—	—	—	(17,155)	—	(17,155)	(17,568)
Equity-based compensation	—	—	—	—	—	—	2,089	—	—	—	—	2,089	5,731
Fair value adjustment for redeemable noncontrolling interest	—	—	—	—	—	—	(2,065)	—	—	(172,385)	—	(174,450)	174,450
Removing the redeemable feature of the noncontrolling interest	—	—	—	—	—	—	—	—	—	—	445,126	445,126	(445,126)
Balance subsequent to the amendment of the LLC agreement	23,898	2	22,793	2	—	—	1,140	—	(10,600)	(559,346)	445,126	(123,676)	—
Activity subsequent to the amendment of the LLC agreement													
Vesting of Class B shares	—	—	176	—	—	—	—	—	—	—	—	—	—
Adjustment of preferred stock to redemption value	—	—	—	—	—	—	(1,116)	—	—	(77,378)	—	(78,494)	—
Equity-based compensation	—	—	—	—	—	—	283	—	—	—	535	818	—
Payment of preferred stock dividends	—	—	—	—	—	—	(307)	—	—	(5,435)	—	(5,742)	—
Net loss	—	—	—	—	—	—	—	—	—	(1,674)	(1,701)	(3,375)	—
Balance at December 31, 2021	23,898	2	22,969	2	—	—	—	—	(10,600)	(643,833)	443,960	(210,469)	—
Equity based compensation	—	—	—	—	—	—	12,925	—	—	—	12,193	25,118	—
Net income	—	—	—	—	—	—	—	—	—	1,930	945	2,875	—
Conversion of Class B shares to Class A shares	3,303	—	(3,303)	—	—	—	510,382	—	—	—	(510,382)	—	—
Vesting of Class B shares	—	—	1,981	—	—	—	—	—	—	—	—	—	—
Vesting of restricted share units, net of shares withheld for taxes	370	1	—	—	—	—	(1,909)	—	—	—	—	(1,908)	—
Loan to shareholder and accumulated interest	—	—	—	—	—	—	—	—	(5,769)	—	—	(5,769)	—
Payment of preferred stock dividend	—	—	—	—	—	—	(13,000)	—	—	—	—	(13,000)	—
Adjustment of preferred stock to redemption value	—	—	—	—	—	—	(31,185)	—	—	—	—	(31,185)	—
Settlement of contingent consideration	—	—	—	—	—	—	29,070	—	—	—	—	29,070	—
Purchase of treasury stock	—	—	—	—	75	(1,697)	(1,097)	—	—	—	—	(2,794)	—
Balance at December 31, 2022	27,571	$ 3	21,647	$ 2	75	$(1,697)	$ 505,186	$ —	$(16,369)	$(641,903)	$ (53,284)	$(208,062)	$ —

See accompanying notes to consolidated financial statements.

Xponential Fitness, Inc.

Consolidated Statements of Changes to Stockholders'/Member's Equity (Deficit)
(amounts in thousands)

	Class A Common Stock		Class B Common Stock		Treasury Stock		Additional Paid-In Capital	Receivable from Shareholder	Accumulated Deficit	Noncontrolling interests	Total Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance at December 31, 2022	27,571	$ 3	21,647	$ 2	75	$(1,697)	$505,186	$(16,369)	$(641,903)	$(53,284)	$(208,062)
Equity-based compensation	—	—	—	—	—	—	20,006	—	—	19	20,025
Net loss	—	—	—	—	—	—	—	—	(903)	(810)	(1,713)
Conversion of Class B shares to Class A shares	5,094	—	(5,094)	—	—	—	10,571	—	—	(10,571)	—
Vesting of Class B shares	—	—	13	—	—	—	—	—	—	—	—
Vesting of restricted share units, net of shares withheld for taxes	831	—	—	—	—	—	(8,111)	—	—	—	(8,111)
Loan to shareholder and accumulated interest	—	—	—	—	—	—	—	(5,670)	—	—	(5,670)
Deemed contribution from redemption of preferred stock	—	—	—	—	—	—	—	—	12,679	—	12,679
Liability-classified restricted stock units vested	—	—	—	—	—	—	2,250	—	—	—	2,250
Receivable from shareholder arising from the Rumble studios acquisition	—	—	—	—	—	—	—	(1,450)	—	—	(1,450)
Consideration related to the Rumble studios acquisition	—	—	—	—	—	—	—	1	—	—	1
Repurchase and retirement of Class A common stock	(2,599)	—	—	—	—	—	(50,378)	—	—	—	(50,378)
Proceeds from disgorgement of stockholders short-swing profits (Note 10)	—	—	—	—	—	—	516	—	—	—	516
Distributions paid to Pre-IPO LLC Members	—	—	—	—	—	—	—	—	—	(12,901)	(12,901)
Excise tax on share repurchases	—	—	—	—	—	—	(360)	—	—	—	(360)
Payment received from shareholder	—	—	—	—	—	—	—	8,062	—	—	8,062
Payment of preferred stock dividend	—	—	—	—	—	—	(7,652)	—	—	—	(7,652)
Adjustment of preferred stock to redemption value	—	—	—	—	—	—	49,970	—	—	—	49,970
Balance at December 31, 2023	30,897	$ 3	16,566	$ 2	75	$(1,697)	$521,998	$(15,426)	$(630,127)	$(77,547)	$(202,794)

See accompanying notes to consolidated financial statements.

Xponential Fitness, Inc.

Consolidated Statements of Cash Flows
(amounts in thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income (loss)	$ (1,713)	$ 2,875	$ (51,440)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	16,883	15,315	10,172
Amortization and write off of debt issuance costs	463	126	5,749
Amortization and write off of discount on long-term debt	2,949	613	2,704
Change in contingent consideration from acquisitions	(18,933)	2,440	25,640
Amortization of right-of-use assets	13,005	2,655	—
Bad debt expense (recovery)	2,232	(712)	410
Equity-based compensation	17,997	29,044	9,699
Non-cash interest	(1,252)	(1,069)	583
Gain on debt extinguishment	—	—	(3,707)
Loss (gain) from disposal of assets	(2,120)	(78)	483
Impairment of goodwill and other assets	16,667	3,656	781
Changes in assets and liabilities, net of effect of acquisitions:			
Accounts receivable	(7,738)	(12,720)	(6,608)
Inventories	(3,525)	(3,936)	(768)
Prepaid expenses and other current assets	438	(1,023)	(4,220)
Operating lease liabilities	(9,049)	(2,496)	—
Deferred costs	(5,440)	(2,024)	(7,122)
Notes receivable, net	(3)	33	137
Accounts payable	1,390	469	(3,013)
Accrued expenses	1,959	(5,008)	3,596
Related party payable	—	—	(1)
Other current liabilities	2,896	2,226	1,449
Deferred revenue	7,287	18,223	30,011
Other assets	(648)	(240)	1
Other liabilities	1,677	3,301	(85)
Net cash provided by operating activities	35,422	51,670	14,451
Cash flows from investing activities:			
Purchases of property and equipment	(7,430)	(8,955)	(3,638)
Purchase of studios	(164)	—	(450)
Proceeds from sale of assets	60	65	433
Purchase of intangible assets	(1,783)	(7,177)	(1,220)
Notes receivable issued	(581)	(1,782)	(2,258)
Notes receivable payments received	776	3,236	820
Acquisition of businesses	(3,467)	—	(44,322)
Net cash used in investing activities	(12,589)	(14,613)	(50,635)
Cash flows from financing activities:			
Borrowings from long-term debt	189,150	7,425	255,980
Payments on long-term debt	(4,203)	(2,978)	(310,600)
Debt issuance costs	(411)	(55)	(996)
Proceeds from the issuance of Class A common stock, net of underwriting costs	—	—	122,016
Payments of costs related to IPO	—	—	(3,082)
Payments to purchase 750,000 LLC units/Class B Shares	—	—	(9,000)
Proceeds from issuance of redeemable convertible preferred stock, net of offering costs	—	—	198,396
Payment to purchase all of the shares of LCAT from LCAT shareholders	—	—	(144,485)
Payment of H&W Cash Merger Consideration	—	—	(11,720)
Payments to acquire the Preferred Units and LLC Units	—	—	(20,493)
Exchange of LLC units for Class B shares	—	—	2
Payment of preferred stock dividend and deemed cash dividend	(7,092)	(16,250)	(8,992)
Payment of contingent consideration	(1,412)	(2,190)	(12,154)
Payments on loans from related party (Note 10)	—	—	(85)
Member contributions	—	—	562
Payments for taxes related to net share settlement of restricted share units	(8,111)	(1,909)	—
Distributions to Member	—	—	(10,600)
Payment for tax receivable agreement	(1,163)	—	—
Payments for redemption of preferred stock	(130,766)	—	—
Payments for distributions to Pre-IPO LLC Members	(12,901)	—	—
Repurchase of Class A common stock	(50,378)	—	—
Payment received from shareholder (Note 10)	8,062	—	—
Loan to shareholder (Note 10)	(4,400)	(5,050)	—
Receipts from Member, net (Note 10)	—	—	1,456
Proceeds from disgorgement of stockholders short-swing profits (Note 10)	516	—	—
Net cash provided by (used in) financing activities	(23,109)	(21,007)	46,205
Increase (decrease) in cash, cash equivalents and restricted cash	(276)	16,050	10,021
Cash, cash equivalents and restricted cash, beginning of year	37,370	21,320	11,299
Cash, cash equivalents and restricted cash, end of year	$ 37,094	$ 37,370	$ 21,320

See accompanying notes to consolidated financial statements.

Xponential Fitness, Inc.

Consolidated Statements of Cash Flows
(amounts in thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
Supplemental cash flow information:			
Interest paid	$ 34,786	$11,631	$ 16,136
Income taxes paid, net	1,567	2,785	1,403
Noncash investing and financing activity:			
Capital expenditures accrued	$ 1,023	$ 1,407	$ 595
Contingent consideration converted to equity (Note 10)	—	29,070	—
Deemed contribution from redemption of convertible preferred stock	12,679	—	—
Parent contribution of Rumble assets	—	—	20,483
Original contingent consideration related to Rumble	—	—	23,100
Rumble note receivable from shareholder	—	—	10,600
Collateralization of note from shareholder with treasury shares (Note 10)	—	1,697	—
Adjustment of convertible preferred stock to redemption value	(49,970)	31,185	78,494
Fair value of promissory note entered into in connection with acquisition	6,463	—	—
Liability-classified restricted stock units vested	2,250	—	—
Accrued tax withholding related to convertible preferred stock dividend	112	—	—
Adjustment of redeemable noncontrolling interest	—	—	174,450
Deferred offering costs reclassified into equity	—	—	4,429
Accrued deemed dividend	—	—	3,250
Intangible asset acquired in exchange for deferred revenue	—	4,800	—
Receivable from shareholder arising from the Rumble studios acquisition	1,450	—	—
Excise tax liability accrued	360	—	—
Preferred stock dividend accrued	448	—	—

See accompanying notes to consolidated financial statements.

(amounts in thousands, except per share amounts)

Note 1 – Nature of Business and Operations

Xponential Fitness, Inc. (the "Company" or "XPO Inc."), was formed as a Delaware corporation on January 14, 2020. On July 23, 2021, the Company completed an initial public offering ("IPO") of 10,000 shares of Class A common stock and entered into a series of transactions to implement an internal reorganization. Pursuant to a reorganization into a holding company structure, the Company is a holding company with its principal asset being an ownership interest in Xponential Fitness LLC ("XPO LLC") through its ownership interest in Xponential Intermediate Holdings, LLC ("XPO Holdings"). Information for any period prior to July 23, 2021 relates to XPO LLC.

XPO LLC was formed on August 11, 2017 as a Delaware limited liability company for the sole purpose of franchising fitness brands in several verticals within the boutique fitness industry. XPO LLC is a wholly owned subsidiary of XPO Holdings, which was formed on February 24, 2020, and prior to the IPO, ultimately, H&W Franchise Holdings, LLC (the "Parent"). Prior to the formation of XPO Holdings, the Company was a wholly owned subsidiary of H&W Franchise Intermediate Holdings, LLC (the "Member").

As of December 31, 2023, the Company's portfolio of ten brands consists of: "Club Pilates," a Pilates facility franchisor; "CycleBar," a premier indoor cycling franchise; "StretchLab," a fitness concept offering one-on-one assisted stretching services; "Row House," a rowing concept that provides an effective and efficient workout centered around the sport of rowing; "YogaSix," a yoga concept that concentrates on connecting to one's body in a way that is energizing; "AKT," a dance-based cardio workout concept that combines toning, interval and circuit training; "Pure Barre," a total body workout concept that uses the ballet barre to perform small isometric movements; "Stride," a running concept that offers treadmill-based high-intensity interval training and strength-training; "Rumble," a boxing concept that offers boxing-inspired group fitness classes, and "BFT," a high-intensity interval training concept that combines functional, high-energy strength, cardio, and conditioning-based classes, designed to achieve the unique health goals of its members. The Company, through its brands, licenses its proprietary systems to franchisees who in turn operate studios to promote training and instruction programs to their club members within each vertical. In addition to franchised studios, the Company operated 22, 55 and 25 company-owned transition studios as of December 31, 2023, 2022 and 2021, respectively.

In connection with the IPO, XPO Inc. entered into a series of transactions to implement an internal reorganization (the "Reorganization Transactions"). The pre-IPO members of XPO Holdings (the "Pre-IPO LLC Members") who retained their equity ownership in the form of limited liability company units (the "LLC Units"), immediately following the consummation of the Reorganization Transactions are referred to as "Continuing Pre-IPO LLC Members."

Because XPO Inc. manages and operates the business and controls the strategic decisions and day-to-day operations of XPO LLC through its ownership of XPO Holdings and because it also has a substantial financial interest in XPO LLC through its ownership of XPO Holdings, it consolidates the financial results of XPO LLC and XPO Holdings, and a portion of its net income (loss) is allocated to the noncontrolling interest to reflect the entitlement of the Continuing Pre-IPO LLC Members to a portion of XPO Holdings' net income or loss.

Immediately following the closing of the IPO, XPO LLC is the predecessor of the Company for financial reporting purposes. As the sole managing member of XPO LLC, the Company operates and controls all of the business and affairs of XPO LLC. The Reorganization Transactions are accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of the Company recognize the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts, as reflected in the historical consolidated financial statements of XPO LLC. The Company consolidates XPO LLC on its consolidated financial statements and records a noncontrolling interest related to the Class B units held by the Class B stockholders on its consolidated balance sheet and statement of operations.

Basis of presentation – The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

(amounts in thousands, except per share amounts)

On October 13, 2021 and March 24, 2021, the Company acquired the rights to franchise the BFT and Rumble concepts, respectively, and has included the results of operations of BFT and Rumble in its consolidated statements of operations from the acquisition dates forward. See Note 3 for additional information.

Reclassifications – To conform with current year presentation, the Company has reclassified impairment charges of $3,656 and $781 from selling, general and administrative expenses to impairment of goodwill and other assets in the operating costs and expenses section of the consolidated statements of operations for the years ended December 31, 2022, and 2021, respectively.

Principles of consolidation – The Company's consolidated financial statements include the accounts of its wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Use of estimates – The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Actual results could differ from these estimates under different assumptions or conditions.

Note 2 – Summary of Significant Accounting Policies

Segment and geographic information – Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's Chief Executive Officer is the Company's CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it operates in one reportable and operating segment. During the years ended December 31, 2023, 2022 and 2021, the Company generated $13,398, $12,823 and $2,741 of revenue outside of the United States, respectively. As of December 31, 2023 and 2022, the Company did not have material assets located outside of the United States.

Cash, cash equivalents and restricted cash – The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company has marketing fund restricted cash, which can only be used for activities that promote the Company's brands. In July 2022, the Company issued a $750 standby letter of credit to a third-party financing company, who provides loans to the Company's qualified franchisees. The standby letter of credit is contingent upon the failure of franchisees to perform according to the terms of underlying contracts with the third party. The Company deposited cash in a restricted account as collateral for the standby letter of credit. In addition, the Company, as a guarantor, is required to recognize, at inception of the guaranty, a liability for the fair value of the obligation undertaken in issuing the guarantee. See Note 17 for further discussion of such obligations guaranteed.

The Company's restricted cash consists of marketing fund restricted cash and guarantee of standby letter of credit. Restricted cash was $9,333 and $5,381 at December 31, 2023 and 2022, respectively.

Concentration of credit risk—Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable and notes receivable. The Company maintains its cash with high-credit quality financial institutions. At December 31, 2023 and 2022, the Company had cash, cash equivalents and restricted cash that total $34,359 and $33,961, respectively, on deposit with high-credit quality financial institutions that exceed federally insured limits. The Company has not experienced any loss as a result of these or previous similar deposits. In addition, the Company closely monitors the extension of credit to its franchisees while maintaining allowances for potential credit losses.

Accounts receivable and allowance for expected credit losses – Accounts receivable primarily consist of amounts due from franchisees and vendors. These receivables primarily relate to royalties, advertising contributions, equipment and product sales, training, vendor commissions and other miscellaneous charges. Receivables are unsecured; however, the franchise agreements provide the Company the right to withdraw funds from the franchisee's bank account or to terminate the franchise for nonpayment. On a periodic basis, the Company evaluates its accounts receivable balance and establishes an allowance for expected credit losses based on a number of factors, including

evidence of the franchisee's ability to comply with credit terms, economic conditions and historical receivables. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories – Inventories are comprised of finished goods including equipment and branded merchandise primarily held for sale to franchisees. Cost is determined using the first-in-first-out method. Management analyzes obsolete, slow-moving and excess merchandise to determine adjustments that may be required to reduce the carrying value of such inventory to the lower of cost or net realizable value. Write-down of obsolete or slow-moving and excess inventory charges are included in costs of product revenue in the consolidated statements of operations.

Property and equipment, net – Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized on a straight-line method, based on the following estimated useful lives:

Furniture and equipment	5 years
Computers and software	3-5 years
Vehicles	5 years
Leasehold improvements	Lesser of useful life or lease term

Software consists primarily of costs associated with web development projects. The Company capitalizes eligible costs to acquire, develop, or modify digital platforms that are incurred subsequent to the preliminary project stage. Depreciation of these assets begins upon the initial usage of the digital platforms.

The cost and accumulated depreciation of assets sold or retired are removed from the accounts and any gain or loss is included in the results of operations during the period of sale or disposal. Costs for repairs and maintenance are expensed as incurred. Repairs and maintenance costs for the years ended December 31, 2023, 2022 and 2021 were insignificant.

Leases – The Company leases office space, company-owned transition studios, warehouse, training centers and a video recording studio. Certain real estate leases include one or more options to renew. The exercise of lease renewal options is at the Company's sole discretion. When deemed reasonably certain of exercise, the renewal options are included in the determination of the lease term and lease payment obligation, respectively. Currently, it is not reasonably certain that the Company will exercise those options and therefore, the Company utilized the initial, noncancelable, lease term to calculate the lease assets and corresponding liabilities for all leases. The depreciable life of assets and leasehold improvements are limited by the expected lease term. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company determines if an arrangement contains a lease at the inception of a contract. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. When readily determinable, the Company uses the rate implicit in the lease contract in determining the present value of lease payments. If the implicit rate is not provided, the Company uses its incremental borrowing rate based on information available at the lease commencement date, including the lease term. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company has certain insignificant short-term leases with an initial term of twelve months or less that are not recorded in the consolidated balance sheets. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company applied the practical expedient as an accounting policy for classes of underlying assets that have fixed payments for non-lease components, to not separate non-lease components from lease components and instead to account for them together as a single lease component, which increases the amount of lease assets and corresponding liabilities. Non-lease components primarily include payments for common area maintenance.

Goodwill and indefinite-lived intangible assets – Indefinite-lived intangible assets consist of goodwill and certain trademarks.

Goodwill – The Company tests for impairment of goodwill annually or sooner whenever events or circumstances indicate that goodwill might be impaired. Goodwill has been assigned to reporting units for purposes of impairment

(amounts in thousands, except per share amounts)

testing. The Company's reporting units are the brand names under which it sells franchises. The annual impairment test is performed as of the first day of the Company's fourth quarter. When evaluating goodwill for impairment, the Company may decide to first perform a qualitative assessment, or "step zero" impairment test, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company does not perform a qualitative assessment, or if the Company determines that it is not more likely than not that the fair value of its reporting units exceeds their carrying amounts, the Company performs a quantitative assessment and calculates the estimated fair value of the respective reporting unit. The Company generally determines the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in the amount the carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. During the year ended December 31, 2023, the Company determined that the Stride and Row House reporting units had indicators of impairment based on a qualitative assessment and performed a quantitative assessment. As a result, the Company recognized an impairment loss to write-off the goodwill associated with the Stride and Row House reporting units. Additionally, the Company recorded a goodwill impairment related to the assets held for sale classification of the Rumble Held for Sale Studios, as defined below in Note 3. During the year ended December 31, 2022, the Company recognized an impairment loss to write-off the goodwill associated with the AKT reporting unit. For further discussion related to goodwill impairments, see Note 7. There were no impairments recorded for the year ended December 31, 2021.

Trademarks – The Company tests for impairment of trademarks with an indefinite life annually or sooner whenever events or circumstances indicate that trademarks might be impaired. The Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the trademarks is less than the carrying amount. In the absence of sufficient qualitative factors, trademark impairment is determined utilizing a two-step analysis. The two-step analysis involves comparing the fair value to the carrying value of the trademarks. The Company determines the estimated fair value using a relief from royalty approach. If the carrying amount exceeds the fair value, the Company impairs the trademarks to their fair value. There were no impairments recorded for the years ended December 31, 2023, 2022 and 2021.

Definite-lived intangible assets – Definite-lived intangible assets, consisting of franchise agreements, reacquired franchise rights, customer relationships, non-compete agreements, certain trademarks and web design and domain, are amortized using the straight-line method over the estimated remaining economic lives. Deferred video production costs are amortized on an accelerated basis. Amortization expense related to intangible assets is included in depreciation and amortization expense. The recoverability of the carrying values of all intangible assets with finite lives is evaluated when events or changes in circumstances indicate an asset's value may be impaired. Impairment testing is based on a review of forecasted undiscounted operating cash flows. If such analysis indicates that the carrying value of these assets is not recoverable, the carrying value of such assets is reduced to fair value, which is determined based on discounted future cash flows, through a charge to the consolidated statements of operations.

Definite-lived intangible asset impairments of $8,853, $280 and $118 were recorded for the years ended December 31, 2023, 2022 and 2021, respectively. Definite-lived intangible asset impairments during the year ended December 31, 2023, related to a) trademark and franchise agreements of the Stride and Row House reporting units for which the carrying value was deemed not recoverable in the amount of $410, b) intangible assets related to franchise agreements, net of reacquired franchise rights, in the amount of $7,238 in connection with the acquisition of 14 Rumble studios as discussed below in Note 3, and c) impairment related to reacquired franchise rights in the amount of $1,205 in connection with the Rumble Held for Sale Studios, as defined and discussed further in Note 3. Definite-lived intangible asset impairments during the year ended December 31, 2022, related to trademark and franchise agreements of the AKT reporting unit for which the carrying value was deemed not recoverable. Definite-lived intangible asset impairments during the year ended December 31, 2021, related to company-owned transition studio assets for which the carrying value was deemed not recoverable.

Revenue recognition – The Company's contracts with customers consist of franchise agreements with franchisees. The Company also enters into agreements to sell merchandise and equipment, training, on-demand video services and membership to company-owned transition studios. The Company's revenues primarily consist of franchise license revenues, other franchise related revenues including equipment and merchandise sales and training revenue. In addition, the Company earns on-demand revenue, service revenue and other revenue.

Each of the Company's primary sources of revenue and their respective revenue policies are discussed further below.

Franchise revenue –

The Company enters into franchise agreements for each franchised studio. The Company's performance obligation under the franchise license is granting certain rights to access the Company's intellectual property; all other services the Company provides under the franchise agreement are highly interrelated, not distinct within the contract, and therefore accounted for as a single performance obligation, which is satisfied over the term of each franchise agreement. Those services include initial development, operational training, preopening support and access to the Company's technology throughout the franchise term. Fees generated related to the franchise license include development fees, royalty fees, marketing fees, technology fees and transfer fees, which are discussed further below. Variable fees are not estimated at contract inception, and are recognized as revenue when invoiced, which occurs monthly. The Company has concluded that its agreements do not contain any financing components.

Franchise development fee revenue – The Company's franchise agreements typically operate under ten-year terms with the option to renew for up to two additional five-year successor terms. The Company determined the renewal options are neither qualitatively nor quantitatively material and do not represent a material right. Initial franchise fees are non-refundable and are typically collected upon signing of the franchise agreement. Initial franchise fees are recorded as deferred revenue when received and are recognized on a straight-line basis over the franchise life, which the Company has determined to be ten years, as the Company fulfills its promise to grant the franchisee the rights to access and benefit from the Company's intellectual property and to support and maintain the intellectual property.

The Company may enter into an area development agreement with certain franchisees. Area development agreements are for a territory in which a developer has agreed to develop and operate a certain number of franchise locations over a stipulated period of time. The related territory is unavailable to any other party and is no longer marketed to future franchisees by the Company. Depending on the number of studios purchased under franchise agreements or area development agreements, the initial franchise fee ranges from $60 (single studio) to $350 (ten studios) and is paid to the Company when a franchisee signs the area development agreement. Area development fees are initially recorded as deferred revenue. The development fees are allocated to the number of studios purchased under the development agreement. The revenue is recognized on a straight-line basis over the franchise life for each studio under the development agreement. Development fees and franchise fees are generally recognized as revenue upon the termination of the development agreement with the franchisee.

The Company may enter into master franchise agreements with master franchisees, under which the master franchisee sells licenses to franchisees in one or more countries outside of North America. The master franchise agreements generally provide a ten-year period under which the master franchisee may sell licenses. The master franchise agreement term ends on the earlier of the expiration or termination of the last franchise agreement sold by the master franchisee. Initial master franchise fees are recorded as deferred revenue when received and are recognized on a straight-line basis over 20 years.

Franchise royalty fee revenue – Royalty revenue represents royalties earned from each of the franchised studios in accordance with the franchise disclosure document and the franchise agreement for use of the brands' names, processes and procedures. The royalty rate in the franchise agreement is typically 7% of the gross sales of each location operated by each franchisee. Royalties are billed on a monthly basis. The royalties are entirely related to the Company's performance obligation under the franchise agreement and are billed and recognized as franchisee sales occur.

Technology fees – The Company may provide access to third-party or other proprietary technology solutions to the franchisees for a fee. The technology solution may include various software licenses for statistical tracking, scheduling, allowing club members to record their personal workout statistics, music and technology support. The Company bills and recognizes the technology fee as earned each month as the technology solution service is performed.

Transfer fees – Transfer fees are paid to the Company when one franchisee transfers a franchise agreement to a different franchisee. Transfer fees are recognized as revenue on a straight-line basis over the term of the new or assumed franchise agreement, unless the original franchise agreement for an existing studio is terminated, in which case the transfer fee is recognized immediately.

Training revenue – The Company provides coach training services either through direct training of the coaches who are hired by franchisees or by providing the materials and curriculum directly to the franchisees who utilize the materials to train their hired coaches. Direct training fees are recognized over time as training is provided. Training fees for materials and curriculum are recognized at the point in time of delivery of the materials.

The Company also offers coach training and final coach certification through online classes. Fees received by the Company for online class training are recognized as revenue over time for the 12-month period that the Company is obligated to provide access to the online training content.

Franchise marketing fund revenue –

Franchisees are required to pay marketing fees of 2% of their gross sales. The marketing fees are collected by the Company on a monthly basis and are to be used for the advertising, marketing, market research, product development, public relations programs and materials deemed appropriate to benefit brands. The Company's promise to provide the marketing services funded through the marketing fund is considered a component of the Company's performance obligation to grant the franchise license. The Company bills and recognizes marketing fund fees as revenue each month as gross sales occur.

Equipment and merchandise revenue –

The following revenues are generated as a result of transactions with or related to the Company's franchisees.

Equipment revenue – The Company sells authorized equipment to franchisees to be used in the franchised studios. Certain franchisees may prepay for equipment, and in that circumstance, the revenue is deferred until delivery. Equipment revenue is recognized when control of the equipment is transferred to the franchisee, which is at the point in time when delivery and installation of the equipment at the studio is complete.

Merchandise revenue – The Company sells branded and non-branded merchandise to franchisees for retail sales to customers at studios. For branded merchandise sales, the performance obligation is satisfied at the point in time of shipment of the ordered branded merchandise to the franchisee. For such branded merchandise sales, the Company is the principal in the transaction as it controls the merchandise prior to it being delivered to the franchisee. The Company records branded merchandise revenue and related costs upon shipment on a gross basis. Customers have the right to return and/or receive credit for defective merchandise. Returns and credit for defective merchandise were insignificant for the years ended December 31, 2023, 2022 and 2021.

For certain non-branded merchandise sales, the Company earns a commission to facilitate the transaction between the franchisee and the supplier. For such non-branded merchandise sales, the Company is the agent in the transaction, facilitating the transaction between the franchisee and the supplier, as the Company does not obtain control of the non-branded merchandise during the order fulfillment process. The Company records non-branded merchandise commissions revenue at the time of shipment.

Other revenue –

Service revenue – Historically, the revenue from company-owned transition studios has been very limited as the Company typically only owns a small number of studios and only for a short period of time pending the resale of the license to a franchisee. For company-owned transition studios, the Company's distinct performance obligation is to provide fitness classes to the customer. The company-owned studios sell memberships by individual class and by class packages. Revenue from the sale of classes and class packages for a specified number of classes are recognized over time as the customer attends and utilizes the classes. Revenues from the sale of class packages for an unlimited number of classes are recognized over time on a straight-line basis over the duration of the contract period.

(amounts in thousands, except per share amounts)

On-demand revenue – The Company grants a subscriber access to an online hosted platform, which contains a library of web-based classes that is continually updated, through monthly or annual subscription packages. Revenue is recognized over time on a straight-line basis over the subscription period.

Other revenue – The Company earns commission income from certain of its franchisees' use of certain preferred vendors. In these arrangements, the Company is the agent as it is not primarily responsible for fulfilling the orders. Commissions are earned and recognized at the point in time the vendor ships the product to franchisees. In addition, the Company grants vendors access to franchisees' members to provide certain services to the members for a fee. Revenue is recognized over time on a straight-line basis over the access period.

Sales taxes, value added taxes and other taxes that are collected in connection with revenue transactions are withheld and remitted to the respective taxing authorities. As such, these taxes are excluded from revenue. The Company elected to account for shipping and handling as activities to fulfill the promise to transfer the goods. Therefore, shipping and handling fees that are billed to franchisees are recognized in revenue and the associated shipping and handling costs are recognized in cost of product sold as soon as control of the goods transfers to the franchisee.

Credit Losses – Effective January 1, 2023, the Company adopted Accounting Standards Update ("ASU") 2016-13, which required the recognition of expected credit losses for accounts and notes receivable. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements as the expected credit loss model was not significantly different from the Company's prior policy and methodology for determining the allowance for doubtful accounts. The Company's accounts and notes receivable are recorded at net realizable value, which includes an appropriate allowance for expected credit losses. The estimate of expected credit losses is based upon historical bad debts, current receivable balances, age of receivable balances, the customer's financial condition and current economic trends, all of which are subject to change. Actual uncollected amounts have historically been consistent with the Company's expectations. The Company's payment terms on its receivables from franchisees are generally 30 days.

The following table provides a reconciliation of the activity related to the Company's accounts receivable, other receivables and notes receivable allowance for credit losses:

	Accounts receivable	Other receivables	Notes receivable	Total
Balance at January 1, 2021	$2,405	$ 429	$ 1,909	$ 4,743
Bad debt expense recognized during the year	102	—	308	410
Write-off of uncollectible amounts	(314)	—	(78)	(392)
Balance at December 31, 2021	2,193	429	2,139	4,761
Bad debt expense (recovery) recognized during the year	(705)	(429)	422	(712)
Write-off of uncollectible amounts	(623)	—	(1,842)	(2,465)
Balance at December 31, 2022	865	—	719	1,584
Bad debt expense recognized during the year	696	—	1,536	2,232
Write-off of uncollectible amounts	(426)	—	(71)	(497)
Balance at December 31, 2023	$1,135	$ —	$ 2,184	$ 3,319

Shipping and handling fees – Shipping and handling fees billed to customers are recorded in merchandise and equipment revenues. The costs associated with shipping goods to customers are included in costs of product revenue in the consolidated statements of operations.

Costs of franchise and service revenue – Costs of franchise and service revenue consists of commissions related to the signing of franchise agreements, travel and personnel expenses related to the on-site training provided to the franchisees, and expenses related to the purchase of the technology packages and the related monthly fees. Costs of franchise and service revenue excludes depreciation and amortization.

(amounts in thousands, except per share amounts)

Costs of product revenue – Costs of product revenue consists of cost of equipment and merchandise and related freight charges. Costs of product revenue excludes depreciation and amortization.

Advertising costs – Advertising costs are expensed as incurred. Advertising costs are included in selling, general and administrative expenses. For the years ended December 31, 2023, 2022 and 2021, the Company had approximately $9,246, $7,685 and $6,890, respectively, of advertising costs, including amounts spent in excess of marketing fund revenue.

Selling, general and administrative expenses – The Company's selling, general and administrative ("SG&A") expenses primarily consist of salaries and wages, sales and marketing expenses, professional and legal fees, occupancy expenses, management fees, travel expenses and conference expenses.

Marketing fund expenses – Marketing fund expenses are recognized as incurred, and any marketing fund expenditures in excess of marketing fund revenue are reclassified as SG&A expenses in the consolidated statements of operations.

Acquisition and transaction expenses (income) – Acquisition and transaction expenses (income) include costs directly related to the acquisition of businesses, which include expenditures for advisory, legal, valuation, accounting and similar services, in addition to amounts recorded for changes in contingent consideration (see Note 17).

Accrued expenses – Accrued expenses consisted of the following:

	December 31,	
	2023	2022
Accrued compensation	$ 4,798	$ 4,611
Contingent consideration from acquisitions, current portion	1,564	2,203
Sales tax accruals	1,642	3,186
Legal accruals	1,343	464
Other accruals	4,741	1,831
Total accrued expenses	$14,088	$12,295

Other current liabilities – Other current liabilities consisted of the following:

	December 31,	
	2023	2022
Lease liabilities, short-term	$ 9,109	$3,786
Promissory note, current portion	3,345	—
Tax receivable agreement liability, current portion	2,892	1,163
Other current liabilities	4,320	4,316
Total other current liabilities	$19,666	$9,265

Comprehensive income – The Company does not have any components of other comprehensive income recorded within the consolidated financial statements and therefore does not separately present a consolidated statement of comprehensive income in the consolidated financial statements.

Fair value measurements – Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*, applies to all financial assets and financial liabilities that are measured and reported on a fair value basis and requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. ASC 820 establishes a valuation hierarchy for disclosures of the inputs to valuations used to measure fair value.

This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates and yield curves), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs that reflect assumptions about what market participants would use in pricing the asset or liability. These inputs would be based on the best information available, including the Company's own data.

The Company's financial instruments include cash, restricted cash, accounts receivable, notes receivable, accounts payable, accrued expenses and notes payable. The carrying amounts of these financial instruments approximate fair value due to their short maturities, proximity of issuance to the balance sheet date or variable interest rate.

Redeemable convertible preferred stock – The redeemable convertible preferred stock (the "Convertible Preferred") becomes redeemable at the option of the holder as of a specific date unless an event that is not probable of occurring happens before that date. Therefore, the Company determined that it is probable that the Convertible Preferred will become redeemable based on the passage of time. The Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period.

Noncontrolling interests – Noncontrolling interests represent the economic interests of XPO LLC held by Class B common stockholders. Income or loss is attributed to the noncontrolling interests based on the weighted average LLC interests outstanding during the period. The noncontrolling interests' ownership percentage can fluctuate over time as the Class B common stockholders may elect to exchange their shares of Class B common stock for Class A common stock.

In December 2021, the Company and the Continuing Pre-IPO LLC Members amended the LLC agreement where the redemption option in cash was removed, except to the extent the cash proceeds to be used to make the redemption in cash are immediately available and were directly raised from a secondary offering of Company's equity securities. The redeemable noncontrolling interest was adjusted to its fair value as of such date and recorded in equity as noncontrolling interest.

Earnings (loss) per share – Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to Class A common stockholders by the number of weighted-average shares of Class A common stock outstanding for the period. Shares of Class B common stock do not share in the earnings of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted earnings (loss) per share of Class B common stock under the two-class method has not been presented.

Diluted earnings per share adjusts the basic earnings per share calculation for the potential dilutive impact of common shares such as equity awards using the treasury-stock method. Diluted earnings per share considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potentially dilutive common shares would have an anti-dilutive effect. Shares of Class B common stock are considered potentially dilutive shares of Class A common stock; however, in loss periods related amounts are excluded from the computation of diluted earnings per share of Class A common stock because the effect would be anti-dilutive under the if-converted and two-class methods. For further discussion, see Note 15.

Income taxes – The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities ("DTAs" and "DTLs") for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax

(amounts in thousands, except per share amounts)

rates on DTAs and DTLs is recognized in income in the period that includes the enactment date. The Company recognizes DTAs to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If the Company determines that it would be able to realize DTAs in the future in excess of the net recorded amount, an adjustment to the DTA valuation allowance would be made, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC Topic 740 on the basis of a two-step process in which the Company a) determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and b) for those tax positions that meet the more-likely-than-not recognition threshold, recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax positions. The Company recognizes potential interest and penalties, if any, related to income tax matters in income tax expense.

Recently adopted accounting pronouncements –

Credit Losses – In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326).” This standard provides a new model for recognizing credit losses on financial instruments based on an estimate of expected credit losses and applies to trade and notes receivables. The adoption of this accounting standard on January 1, 2023 did not have a material impact on the Company’s consolidated financial statements as the expected credit loss model was not significantly different from the prior policy and methodology for determining the allowance for doubtful accounts. For additional information refer to the section above titled “Credit Losses.”

Reference Rate Reform – In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by the expected transition away from reference rates that are expected to be discontinued, such as London Interbank Offered Rate (“LIBOR”). ASU 2020-04 was effective upon issuance. In December 2022, the FASB issued ASU No. 2022-06, “Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848” (“ASU 2022-06”). ASU 2022-06 defers the sunset date of ASC Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in ASC Topic 848. ASU 2022-06 was effective upon issuance. The adoption of this accounting standard did not have a material impact on the Company’s consolidated financial statements.

Business Combinations – In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). ASU 2021-08 primarily addresses the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The amendment improves comparability by specifying for all acquired revenue contracts regardless of their timing of payment a) the circumstances in which the acquirer should recognize contract assets and contract liabilities that are acquired in a business combination and b) how to measure those contract assets and contract liabilities. This results in better comparability for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years with early adoption permitted. The adoption of this accounting standard, effective January 1, 2023, did not have an impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements –

The Company qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company the JOBS Act permits the Company an extended transition period for complying with new or revised accounting standards affecting public companies. The Company has elected to use this extended transition period.

(amounts in thousands, except per share amounts)

Segment Reporting – In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." ASU 2023-07 improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024 with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

Income Taxes Disclosures – In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for public entities with annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

Note 3 – Acquisitions and Dispositions

The Company completed the following acquisitions and dispositions which contain Level 3 fair value measurements related to the recognition of goodwill and intangibles.

Studios

On June 5, 2023, the Company entered into an Asset Purchase Agreement to purchase 14 studios to operate as company-owned transition studios from the original founder sellers of the Rumble brand, which was acquired by the Company in 2021, (the "Rumble Sellers") and were franchisees and shareholders of the Company. This acquisition is expected to enhance the operational performance of the 14 Rumble studios as the Company prepares them to be licensed to new franchisees. The transaction was accounted for as a business combination using the acquisition method of accounting, which requires the assets acquired to be recorded at their respective fair value as of the date of the transaction. The Company also entered into a mutual termination agreement with the Rumble Sellers to terminate their existing franchise agreements, resulting in cash received and a gain of $3,500, which is included within selling, general and administrative expenses.

Under the Asset Purchase Agreement, consideration for the acquisition included $1, which was recorded as a reduction to receivable from shareholder. The Company also agreed to assume liabilities aggregating $1,450, which is expected to be reimbursed to the Company upon the sale of XPO Inc. common stock owned by the Rumble Sellers. In connection with the transaction, the Company wrote down intangible assets related to franchise agreements, net of reacquired franchise rights, in the amount of $7,238 (see Note 7). The Company determined the estimated fair values assigned to assets acquired and liabilities assumed after review and consideration of relevant information as of the acquisition date. The fair values are based on management's estimates and assumptions, which include Level 3 unobservable inputs, and are determined using generally accepted valuation techniques.

The following summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date based on the purchase price allocation:

	Amount
Accounts receivable	$ 154
Inventories	98
Property and equipment	1,113
Right-of-use assets	42,016
Goodwill	4,133
Deferred revenue	(3,269)
Lease liabilities	(44,244)
Reduction to receivable from shareholder	$ 1

(amounts in thousands, except per share amounts)

The resulting goodwill is primarily attributable to synergies from the integration of studios, increased expansion for market opportunities and the expansion of studio membership and is expected to be tax deductible. The fair value of the property and equipment was based on the replacement cost method. The fair value of the right of use assets was determined using the income approach. The deferred revenue represents prepaid classes and class packages. The Company will recognize revenue over time as the members attend and utilize the classes. The fair value of the reacquired franchise rights after termination of the existing franchise agreements was based on the excess earnings method and is considered to have an eight-year life. The acquisition was not material to the results of operations of the Company.

During the year ended December 31, 2023, the Company entered into an agreement with a franchisee under which the Company repurchased one studio to operate as a company-owned transition studio. The purchase price for the acquisition was $164, less $8 of net deferred revenue and deferred costs resulting in total purchase consideration of $156. The following summarizes the aggregate fair values of the assets acquired and liabilities assumed:

	Amount
Property and equipment	$ 19
Reacquired franchise rights	137
Total purchase price	$156

The fair value of reacquired franchise rights was based on the excess earnings method and is considered to have an approximate six-year life. The acquisition was not material to the results of operations of the Company.

During the years ended December 31, 2023, 2022 and 2021, the Company refranchised operations at 79, 21, and 53 company-owned transition studios, respectively, received proceeds of $60, $0, and $433 respectively, and recorded a net loss of $635, $0, and $483 on disposal of the studio assets, respectively. During the years ended December 31, 2023, 2022 and 2021, the Company also ceased operations at 22, 0, and 0 company-owned transition studios, respectively. The Company is actively seeking to refranchise or close company-owned transition studios under its restructuring plan that started in the third quarter of 2023. See Note 18 for further discussion of the Company's restructuring plan.

When the Company believes that a studio will be refranchised for a price less than its carrying value, but does not believe the studio has met the criteria to be classified as held for sale, the Company reviews the studio for impairment. The Company evaluates the recoverability of the studio assets by comparing estimated sales proceeds plus holding period cash flows, if any, to the carrying value of the studio. For studio assets that are not deemed to be recoverable, the Company recognizes impairment for any excess of carrying value over the fair value of the studios, which is based on the expected net sales proceeds.

On December 31, 2023, the Company entered into agreements to sell six Rumble company-owned transition studios (the "Rumble Held for Sale Studios"). The transactions are expected to close during the first quarter of 2024. These agreements triggered the reclassification of Rumble Held for Sale Studios to assets held for sale. Based on the expected net sales proceeds the Company determined the Rumble Held for Sale Studios to be fully impaired and recognized an impairment of $2,190, within impairment of goodwill and other assets, for studio assets during the year ended December 31, 2023, consisting of property and equipment of $985 and reacquired franchise assets of $1,205. See Note 7 for discussion of goodwill impairment related to the Rumble Held for Sale Studios.

During the years ended December 31, 2022 and 2021, included within impairment of goodwill and other assets, the Company recorded $0 and $781 of impairment charges related to studio assets, respectively, which is a Level 3 measurement. See Note 9 for discussion of impairment charges related to right-of-use assets during the year ended December 31, 2023.

Xponential Procurement Services Acquisition

On December 29, 2023, the Company entered into a Membership Interest Purchase Agreement with C&R Components, LLC (the "Seller") whereby the Company acquired 100% of the membership rights in Xponential Procurement Services, LLC ("XPS") from the Seller. The aggregate purchase consideration for the acquisition was

(amounts in thousands, except per share amounts)

$9,930. The purchase price consisted of cash consideration of $3,467 and a promissory note with a fair value of $6,463 payable in two equal installments due on July 1, 2024 and July 1, 2025. The current portion of the promissory note is included in other current liabilities and the non-current portion is included in other liabilities in the Company's consolidated balance sheets.

XPS specializes in the custom manufacturing of display cases, engraved wood signs, point of sale displays, custom acrylic panels, and other products. Prior to the acquisition, the Company was XPS's sole customer. The acquisition contributes to the Company's vertical integration of its product offerings to its franchisees.

The transaction was accounted for as a business combination using the acquisition method of accounting, which requires the assets acquired to be recorded at their respective fair value as of the date of the transaction. The Company determined the estimated fair values after review and consideration of relevant information as of the acquisition date, including discounted cash flows, quoted market prices and estimates made by management. The fair values assigned to tangible and intangible assets acquired are based on management's estimates and assumptions. The acquisition was not material to the results of operations of the Company.

The following summarizes the preliminary fair values of the assets acquired and liabilities assumed as of the acquisition date based on the purchase price allocation:

Inventory	$ 237
Property and equipment	10
Goodwill	8,507
Intellectual property	671
Other intangible assets	560
Total assets acquired	9,985
Accounts payable and accrued expenses	55
Net assets acquired	$9,930

The goodwill recognized in this acquisition was attributable to the synergies that the Company expects to achieve. Goodwill and intangible assets recognized from this acquisition are expected to be tax deductible.

BodyFit Trademark

In the quarter ended June 30, 2022, the Company entered into a Trademark Acquisition Agreement with Vitalize, LLC dba Bodybuilding.com (the "Seller") whereby the Company acquired all rights, titles, and interests in and to the BodyFit trademark in the United States. The acquisition was recorded as an asset acquisition. The aggregate purchase consideration for the acquisition was $10,300. The purchase price consisted of $5,500 of cash consideration and $4,800 of noncash consideration, which was recorded as a contract liability. The noncash consideration relates to signing of a brand fee agreement (as defined in Note 4) where the Seller has access to the Company's franchisees to sell its products to franchisees over the term of the agreement. The fair value of the trademark was determined using the relief from royalty method and is considered to have a 10-year life. The fair value of the contract liability was determined using the total fair value of the asset acquired reduced by the amount of cash consideration provided, which is a Level 3 measurement. The Trademark Acquisition Agreement is subject to termination due to a third-party right of first refusal. The likelihood of exercise of the right of first refusal was considered remote as of December 31, 2023.

BFT

On October 13, 2021, the Company entered into an Asset Purchase Agreement ("APA") with GRPX Live Pty Ltd., an Australian corporation, and its affiliates (the "Seller") whereby the Company acquired certain assets relating to the concept and brand known as BFT™. Assets acquired include franchise rights, brand, intellectual property and the rights to manage and license the franchise business (the "Franchise System"). The Company also assumed certain contingent liabilities associated with the purchased assets and provided certain indemnifications to the Seller. This acquisition is expected to enhance the Company's franchise offerings and provide a platform for future growth, which the Company believes is complementary to its portfolio of franchises.

(amounts in thousands, except per share amounts)

Consideration for the transaction included cash of $60,000 AUD ($44,322 USD based on the currency exchange rate as of the purchase date). In addition, the Company agreed to pay contingent consideration to the Seller consisting of quarterly cash payments based on the sales of the Franchise System and equipment packages in the U.S. and Canada, as well as a percentage of royalties collected by the Company, provided that aggregate minimum payments of $5,000 AUD (approximately $3,694 USD based on the currency exchange rate as of the purchase date) are required to be paid to the Seller for the two-year period ending December 31, 2023. The aggregate amount of such payments is subject to a maximum of $14,000 AUD (approximately $10,342 USD based on the currency exchange rate as of the purchase date). At the acquisition date, the Company determined that the fair value of the estimated contingent consideration liability was $9,388. See Note 17 for additional information.

In addition, the Company entered into a Master Franchise Agreement (''MFA'') with an affiliate of the Seller (the ''Master Franchisee''), pursuant to which the Company granted the Master Franchisee the master franchise rights for the BFT™ brands in Australia, New Zealand and Singapore. In exchange, the Company will receive certain fees and royalties, including a percentage of the revenue generated by the Master Franchisee under the MFA. The MFA contains an option for the Company to repurchase the master franchise rights granted under the MFA in 2024 at a purchase price based on the Master Franchisee's EBITDA. If the Company (or a designee of the Company) does not exercise the option pursuant to the terms of the MFA, then the Company might be required to pay a cancellation fee to the Master Franchisee which might be material to the Company. If the Master Franchisee rejects an offer to repurchase the franchise rights, then the cancellation fee is not required to be paid. The Company believes the likelihood of a cancellation fee payment being required is remote as of December 31, 2023, and, therefore, no accrual has been recorded.

At the acquisition date, there were certain claims and lawsuits against the Seller for which the Company agreed to indemnify the Seller. See Note 17 for additional information.

As a part of the purchase accounting, the Company did not record any liability for the potential cancelation fee (which was evaluated in accordance with ASC 805, Business Combinations) and potential legal indemnification liability (which was evaluated in accordance with ASC 450, Contingencies).

Rumble

On March 24, 2021, the Parent entered into a contribution agreement with Rumble Holdings LLC; Rumble Parent LLC and Rumble Fitness LLC (the ''Selling Parties'') to acquire the franchise rights, brand, intellectual property and the rights to manage and license the ''Rumble'' franchise business. The Parent issued shares of the Parent's Class A units equivalent to 1,300 shares of Class A common stock, which were used to fund the acquisition. Additional units equivalent to 2,024 shares of Class A common stock were issued to the Selling Parties, which units will vest if share prices ranging from $50.62 to $75.56 are met, or if the Company or the Parent has a change of control. In connection with the contribution agreement, the Parent agreed to provide up to $20,000 in debt financing to the Selling Parties. See Note 8 for additional information. The Parent contributed all assets acquired from the Selling Parties to XPO LLC. The fair value of all the Parent's Class A units issued to the Selling Parties was determined to be $20,483 and is a Level 3 measurement. The Company estimated the value of the Parent's shares using Level 3 input factors including the fair value of the acquired entity, negotiated values with the sellers of the acquired entity, recent equity recapitalizations of the Parent, comparable industry transactions, adjusted EBITDA multiples ranging from 15 to 18 and the estimated fair value of the Company's reporting units.

The Selling Parties are engaged in the business of operating fitness studios under the ''Rumble'' name which offer their customers boxing-inspired group fitness classes under the ''Rumble'' trade name, in addition to offering at home on-demand and live workouts on Rumble TV. The Company will also offer its customers related ancillary products and services related to this concept. The transaction terms include purchasing exclusive rights to establish and operate franchises under the ''Rumble'' trade name and use certain related assets for the purpose of establishing a franchise system. This acquisition is expected to enhance the Company's franchise offerings and provide a platform for future growth, which the Company believes is complementary to its portfolio of franchises.

(amounts in thousands, except per share amounts)

In connection with the Reorganization Transactions, the Parent merged with and into XPO Holdings. As a result, the shares issued to Rumble Holdings LLC, are treated as a liability on the Company's balance sheet instead of equity and are therefore subject to a quarterly fair value remeasurement on a mark-to-market basis as a derivative liability. The contingent consideration liability recorded at the IPO date was $23,100. See Note 17 for additional information.

During the years ended December 31, 2023, 2022 and 2021, the Company incurred $969, $0 and $978, respectively, of transaction costs related to acquisitions, which is included in acquisition and transaction expenses in the consolidated statements of operations.

Pro forma financial information and revenue from the date of acquisition have not been provided for these acquisitions as they are not material either individually or in the aggregate.

Note 4 – Contract Liabilities and Costs from Contracts with Customers

Contract liabilities – Contract liabilities consist of deferred revenue resulting from franchise fees, development fees and master franchise fees paid by franchisees, which are recognized over time on a straight-line basis over the franchise agreement term. The Company also receives upfront payments from vendors under agreements that give the vendors access to franchisees' members to provide certain services to the members (''brand fees''). Revenue from the upfront payments is recognized on a straight-line basis over the agreement term and is reported in other service revenue. Also included in the deferred revenue balance are non-refundable prepayments for merchandise and equipment, as well as revenues for training, service revenue and on-demand fees for which the associated products or services have not yet been provided to the customer. The Company classifies these contract liabilities as either current deferred revenue or non-current deferred revenue in the consolidated balance sheets based on the anticipated timing of delivery. The following table reflects the change in franchise development and brand fee contract liabilities for the years ended December 31, 2023, 2022 and 2021. Other deferred revenue amounts of $22,277 and $18,576 for the years ended December 31, 2023 and 2022, respectively, are excluded from the table as the original expected duration of the contracts is one year or less.

	Franchise development fees	Brand fees	Total
Balance at January 1, 2021	$ 76,371	$ 5,385	$ 81,756
Revenue recognized that was included in deferred revenue at the beginning of the year	(11,320)	(1,897)	(13,217)
Deferred revenue recorded as settlement in purchase accounting	(667)	—	(667)
Increase, excluding amounts recognized as revenue during the year	36,269	2,492	38,761
Balance at December 31, 2021	100,653	5,980	106,633
Revenue recognized that was included in deferred revenue at the beginning of the year	(20,631)	(3,445)	(24,076)
Deferred revenue recorded as settlement in purchase accounting	(395)	—	(395)
Increase, excluding amounts recognized as revenue during the year	36,617	4,106	40,723
Balance at December 31, 2022	116,244	6,641	122,885
Revenue recognized that was included in deferred revenue at the beginning of the year	(16,435)	(4,250)	(20,685)
Deferred revenue recorded as settlement in purchase accounting	(1,278)	—	(1,278)
Increase, excluding amounts recognized as revenue during the year	28,631	149	28,780
Balance at December 31, 2023	$127,162	$ 2,540	$129,702

(amounts in thousands, except per share amounts)

The following table illustrates estimated revenue expected to be recognized in the future related to performance obligations that were unsatisfied (or partially unsatisfied) as of December 31, 2023. The expected future recognition period for deferred franchise development fees related to unopened studios is based on management's best estimate of the beginning of the franchise license term for those studios. The Company elected to not disclose short term contracts, sales and usage-based royalties, marketing fees and any other variable consideration recognized on an "as invoiced" basis.

Contract liabilities to be recognized in revenue in	Franchise development fees	Brand fees	Total
2024	$ 10,685	$ 1,712	$ 12,397
2025	11,232	414	11,646
2026	12,534	414	12,948
2027	13,347	13,347	
2028	13,316	—	13,316
Thereafter	66,048	—	66,048
	$127,162	$ 2,540	$129,702

The following table reflects the components of deferred revenue:

	December 31,	
	2023	2022
Franchise and area development fees	$127,162	$116,244
Brand fees	2,540	6,641
Equipment and other	22,277	18,576
Total deferred revenue	151,979	141,461
Non-current portion of deferred revenue	117,305	109,465
Current portion of deferred revenue	$ 34,674	$ 31,996

Contract costs – Contract costs consist of deferred commissions resulting from franchise and area development sales by third-party and affiliate brokers and sales personnel. The total commission is deferred at the point of a franchise sale. The commissions are evenly split among the number of studios purchased under the development agreement and begin to be amortized when a subsequent franchise agreement is executed. The commissions are recognized on a straight-line basis over the initial ten-year franchise agreement term to align with the recognition of the franchise agreement or area development fees. The Company classifies these deferred contract costs as either current deferred costs or non-current deferred costs in the consolidated balance sheets. The associated expense is classified within costs of franchise and service revenue in the consolidated statements of operations. At December 31, 2023 and 2022, there were approximately $4,126 and $3,589 of current deferred costs and approximately $46,221 and $43,445 in non-current deferred costs, respectively. The Company recognized approximately $7,327, $11,049 and $6,006 in franchise sales commission expense for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 5 – Notes Receivable

The Company previously provided unsecured advances or extended financing related to the purchase of the Company's equipment or franchise fees to various franchisees. These arrangements have terms of up to 18 months with interest typically based on LIBOR plus 700 basis points with an initial interest free period. The Company accrues the interest as an addition to the principal balance as the interest is earned. Activity related to these arrangements is presented within operating activities in the consolidated statements of cash flows.

(amounts in thousands, except per share amounts)

The Company has also provided loans for the establishment of new or transferred franchise studios to various franchisees. These loans have terms of up to ten years and bear interest at a stated fixed rate ranging from 0% to 15%, or variable rates based on LIBOR plus a specified margin. The Company accrues interest as an addition to the principal balance as the interest is earned. Activity related to these loans is presented within investing activities in the consolidated statements of cash flows.

At December 31, 2023 and 2022, the principal balance of the notes receivable was approximately $3,189 and $3,306, respectively. The Company evaluates loans for collectability upon issuance of the loan and records interest only if the loan is deemed collectable. To the extent a loan becomes past due, the Company ceases the recording of interest in the period that a reserve on the loan is established. On a periodic basis, the Company evaluates its notes receivable balance and establishes an allowance for doubtful accounts, based on a number of factors, including evidence of the franchisee's ability to comply with the terms of the notes, economic conditions and historical collections. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Note 6 – Property and Equipment

Property and equipment consisted of the following:

	December 31,	
	2023	2022
Furniture and equipment	$ 4,258	$ 4,182
Computers and software	20,231	14,075
Vehicles	635	171
Leasehold improvements	7,434	7,533
Construction in progress	2,505	3,115
Less: accumulated depreciation	(15,561)	(10,552)
Total property and equipment	$ 19,502	$ 18,524

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $5,560, $3,931 and $3,002, respectively.

Note 7 – Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of identifiable net assets acquired related to the original purchase of the various franchise businesses and acquisition of company-owned transition studios. Goodwill is not amortized but is tested annually for impairment or more frequently if indicators of potential impairment exist. During the year ended December 31, 2023, there was an increase of $12,641 in previously reported goodwill due to the acquisition of 14 Rumble studios and the acquisition of XPS as discussed in Note 3. The carrying value of goodwill at December 31, 2023 and 2022, totaled $171,601 and $165,697, respectively. Cumulative goodwill impairment was $10,113 and $3,376 at December 31, 2023 and 2022, respectively. The impairment charges are included within impairment of goodwill and other assets in the Company's consolidated statements of operations.

As discussed in Note 3, the Company determined that the Rumble Held for Sale Studios were considered assets held for sale as of December 31, 2023. Accordingly, based on a relative fair value allocation, the Company reclassified $2,568 of goodwill related to the Company's Rumble brand to assets held for sale. Based on the expected net sales proceeds from the Rumble Held for Sale Studios transaction the Company immediately recorded an impairment of the goodwill reclassified to assets held for sale in the amount of $2,568.

During the quarter ended September 30, 2023, the Company determined it was necessary to re-evaluate goodwill of the Stride and Row House reporting units for impairment due to indicators of potential impairment resulting from a decline in forecasted and actual cash flows. Therefore, the Company performed a quantitative assessment of the fair value of the reporting units using an income approach with assumptions that are considered Level 3 inputs and concluded that the carrying value of the Stride and Row House reporting units exceeded their fair value, resulting in

(amounts in thousands, except per share amounts)

a goodwill impairment of $3,469 and $700, respectively, resulting in no goodwill remaining for the Stride and Row House reporting units. The fair value of the reporting units was determined by discounting estimated future cash flows, which were calculated based on revenue and expense long-term growth assumptions ranging from 8.0% to 43.0%, at a weighted average cost of capital (discount rate) of 16.0%. In addition, the Company determined that the franchise agreements intangible assets and trademarks related to Stride and Row House were also impaired and recognized an aggregate impairment loss of $230 for the franchise agreements and an aggregate impairment loss of $180 for the trademarks in the third quarter of 2023.

During the third quarter of 2022, the Company determined it was necessary to re-evaluate goodwill of the AKT reporting unit for impairment due to declines in forecasted and actual cash flows. Therefore, the Company performed a quantitative assessment of the fair value of the reporting unit using an income approach with assumptions that are considered Level 3 inputs and concluded that the carrying value of the AKT reporting unit exceeded its fair value, resulting in a goodwill impairment of $3,376. The fair value of the reporting unit was determined by discounting estimated future cash flows, which were calculated based on revenue and expense long-term growth assumptions ranging from 2.0% to 5.0%, at a weighted average cost of capital (discount rate) of 16.0%. In addition, the Company determined that the trademark and franchise agreements intangible assets related to the AKT reporting unit were also impaired and recognized an impairment loss of $280 in the third quarter of 2022. There were no further impairment charges recognized on the Company's intangible assets for the remainder of 2022.

Intangible assets consisted of the following:

	Amortization period (years)	December 31, 2023			December 31, 2022		
		Gross amount	Accumulated amortization	Net amount	Gross amount	Accumulated amortization	Net amount
Trademarks	10	$ 20,710	$ (4,487)	$ 16,223	21,110	(2,606)	$ 18,504
Franchise agreements	7.5 – 10	57,700	(29,990)	27,710	69,100	(25,143)	43,957
Reacquired franchise rights	6.2	137	(13)	124	—	—	—
Intellectual property	5	671	—	671	—	—	—
Web design and domain	3 – 10	430	(307)	123	430	(196)	234
Deferred video production costs	3	5,829	(3,698)	2,131	4,046	(2,173)	1,873
Other intangible assets	1	560	—	560	—	—	—
Total definite-lived intangible assets		86,037	(38,495)	47,542	94,686	(30,118)	64,568
Indefinite-lived intangible assets:							
Trademarks	N/A	72,607	—	72,607	72,607	—	72,607
Total intangible assets		$158,644	$(38,495)	$120,149	$167,293	$(30,118)	$137,175

Amortization expense for the years ended December 31, 2023, 2022 and 2021 was $11,323, $11,384 and $7,170, respectively. During the year ended December 31, 2023, the Company recorded a write down of franchise agreements, net of reacquired franchise rights, in the amount of $7,238 in connection with the acquisition of 14 Rumble studios and a write down of reacquired franchise rights in the amount of $1,205 in connection with the Rumble Held for Sale Studios, as discussed in Note 3, which are included within impairment of goodwill and other assets.

The anticipated future amortization expense of intangible assets is as follows:

Year ending December 31,	
2024	$11,110
2025	9,810
2026	6,672
2027	5,259
2028	5,112
Thereafter	9,579
Total	$47,542

(amounts in thousands, except per share amounts)

Note 8 – Debt

On April 19, 2021, the Company entered into a Financing Agreement with Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders party thereto (the ''Credit Agreement''), which consists of a $212,000 senior secured term loan facility (the ''Term Loan Facility'', and the loans thereunder, each a ''Term Loan'' and, together, the ''Term Loans'') maturing on February 28, 2025. The Company's obligations under the Credit Agreement are guaranteed by XPO Holdings and certain of the Company's material subsidiaries and are secured by substantially all of the assets of XPO Holdings and certain of the Company's material subsidiaries.

Under the Credit Agreement, the Company is required to make: (i) monthly payments of interest on the Term Loans and (ii) quarterly principal payments equal to 0.25% of the original principal amount of the Term Loans. Borrowings under the Term Loan Facility bear interest at a per annum rate of, at the Company's option, either (a) the term secured overnight financing rate (''Term SOFR'') plus a Term SOFR Adjustment (as defined in the Credit Agreement per the fifth amendment discussed below), plus a margin of 6.50% or (b) the Reference Rate (as defined in the Credit Agreement) plus a margin of 5.50% (12.14% at December 31, 2023).

The Credit Agreement also contains mandatory prepayments of the Term Loans with: (i) 50% of XPO Holdings' and its subsidiaries' Excess Cash Flow (as defined in the Credit Agreement), subject to certain exceptions; (ii) 100% of the net proceeds of certain asset sales and insurance/condemnation events, subject to reinvestment rights and certain other exceptions; (iii) 100% of the net proceeds of certain extraordinary receipts, subject to reinvestment rights and certain other exceptions; (iv) 100% of the net proceeds of any incurrence of debt, excluding certain permitted debt issuances; and (v) up to $60,000 of net proceeds in connection with an initial public offering of at least $200,000, subject to certain exceptions.

Unless agreed in advance, all voluntary prepayments and certain mandatory prepayments of the Term Loan made (i) on or prior to the first anniversary of the closing date are subject to a 2.0% premium on the principal amount of such prepayment and (ii) after the first anniversary of the closing date and on or prior to the second anniversary of the closing date are subject to a 0.50% premium on the principal amount of such prepayment. Otherwise, the Term Loans may be paid without premium or penalty, other than customary breakage costs with respect to SOFR Term Loans.

The Credit Agreement contains customary affirmative and negative covenants, including, among other things: (i) to maintain certain total leverage ratios, liquidity levels and EBITDA levels; (ii) to use the proceeds of borrowings only for certain specified purposes; (iii) to refrain from entering into certain agreements outside of the ordinary course of business, including with respect to consolidation or mergers; (iv) restricting further indebtedness or liens; (v) restricting certain transactions with affiliates; (vi) restricting investments; (vii) restricting prepayments of subordinated indebtedness; (viii) restricting certain payments, including certain payments to affiliates or equity holders and distributions to equity holders; and (ix) restricting the issuance of equity. As of December 31, 2023, the Company was in compliance with these covenants.

The Credit Agreement also contains customary events of default, which could result in acceleration of amounts due under the Credit Agreement. Such events of default include, subject to the grace periods specified therein, failure to pay principal or interest when due, failure to satisfy or comply with covenants, a change of control, the imposition of certain judgments and the invalidation of liens the Company has granted.

The Company received net proceeds of $207,760 after deducting original issue discount equal to 2.0% of the gross amount of the borrowings under the Credit Agreement. The proceeds of the Term Loan were used to repay principal, interest and fees outstanding under the Company's previous credit facility aggregating $195,633 (including a prepayment penalty of approximately $1,929, which is included in interest expense for the year ended December 31, 2021) and for working capital and other corporate purposes. Principal payments of the Term Loan were initially $530 and due quarterly.

In July 2021, the Company repaid $115,000 of the principal balance of the Term Loans from proceeds of the IPO and Convertible Preferred. In connection with the repayment, the Company incurred a prepayment penalty of $413 and wrote off a pro rata portion of debt issuance costs and debt discount aggregating $2,454, which is included in interest expense for the year ended December 31, 2021.

(amounts in thousands, except per share amounts)

On October 8, 2021, the Company entered into an amendment (the ‘‘Amendment’’) to the Credit Agreement. The Amendment provides for, among other things, additional term loans in an aggregate principal amount of $38,000 (the ‘‘2021 Incremental Term Loan’’). The Amendment also (i) increased the amount of the quarterly principal payments of the loans provided pursuant to the Credit Agreement (including the 2021 Incremental Term Loan) commencing on December 31, 2021 and (ii) amended the amount of the prepayment premium applicable in the event the 2021 Incremental Term Loan is prepaid within two years of the effective date of the Amendment.

On September 30, 2022, the Company entered into a third amendment (the ‘‘Third Amendment’’) to the Credit Agreement. The Third Amendment provides for, among other things, additional term loans in an aggregate principal amount of $7,500 (the ‘‘2022 Incremental Term Loan’’). The Third Amendment also (i) increased the amount of the quarterly principal payments of the loans provided pursuant to the Credit Agreement (including the 2022 Incremental Term Loan) commencing on December 31, 2022 to $759 and (ii) amended the amount of the prepayment premium applicable in the event the 2022 Incremental Term Loan is prepaid within two years of the effective date of the Third Amendment.

On January 9, 2023, the Company entered into a fourth amendment (the ‘‘Fourth Amendment’’) to the Credit Agreement. The Fourth Amendment provides for, among other things, additional Term Loans in an aggregate principal amount of $130,000, with an original issuance discount of $3,900, (the ‘‘January 2023 Incremental Term Loan’’), the proceeds of which were used to fund the repurchase of a portion of our outstanding Convertible Preferred (the ‘‘Repurchase Transactions’’) and the payment of fees, costs and expenses related to the Amendment and the Repurchase Transactions (see Note 11). The Fourth Amendment also (i) increased the amount of the quarterly principal payments of the loans provided pursuant to the Credit Agreement (including the January 2023 Incremental Term Loan) to $1,065 commencing on June 30, 2023 and (ii) amended the amount of the prepayment premium applicable in the event the January 2023 Incremental Term Loan is prepaid.

In connection with the Fourth Amendment, the Company wrote off a pro rata portion of debt issuance costs related to the Term Loans aggregating $265, which was included in interest expense for year ended December 31, 2023.

On August 3, 2023, the Company entered into a fifth amendment (the ‘‘Fifth Amendment’’) to the Credit Agreement. The Fifth Amendment provides for, among other things, additional Term Loans in an aggregate principal amount of $65,000, with an original issuance discount of $1,950, (the ‘‘August 2023 Incremental Term Loan’’), the proceeds of which were used for funding the accelerated share repurchase program (see Note 12); the payment of fees, costs and expenses related to the Fifth Amendment; and general corporate purposes. The Fifth Amendment also (i) increased the amount of the quarterly principal payments of the loans provided pursuant to the Credit Agreement (including the August 2023 Incremental Term Loan) to $1,190 commencing on September 30, 2023 and (ii) replaces the benchmark interest rate based on the LIBOR rate (and related LIBOR-based mechanics) applicable to the loans under the Credit Agreement with a benchmark interest rate based on the forward-looking Term SOFR (and related Term SOFR-based mechanics).

In connection with the Fifth Amendment, the Company wrote off a pro rata portion of debt issuance costs related to the Term Loans aggregating $84, which was included in interest expense for year ended December 31, 2023.

In April 2020, the Company received a loan in the amount of $3,665, pursuant to the Paycheck Protection Program (the ‘‘PPP’’) administered by the U.S. Small Business Administration. The PPP is part of the Coronavirus Aid, Relief, and Economic Security Act (‘‘CARES Act’’), which provides for forgiveness of up to the full principal amount and accrued interest of qualifying loans guaranteed under the PPP. The loan was scheduled to mature April 17, 2022, bore interest at 1% per annum and required no payments during the first 16 months from the date of the loan. In June 2021, the Company was notified that the PPP loan was forgiven. The Company recorded the forgiveness, including accrued interest, as a gain on debt extinguishment in the consolidated statement of operations for $3,707 for the year ended December 31, 2021.

The Company incurred debt issuance costs of $411, $55 and $996 for the years ended December 31, 2023, 2022 and 2021, respectively. Debt issuance cost amortization and write off amounted to $463, $126 and $5,749 for the years ended December 31, 2023, 2022 and 2021, respectively.

(amounts in thousands, except per share amounts)

Unamortized debt issuance costs as of December 31, 2023 and 2022, were $218 and $270, respectively, and are presented as a reduction to long-term debt in the consolidated balance sheets. Unamortized original issue discount as of December 31, 2023 and 2022, was $4,279 and $1,378, respectively, and is presented as a reduction to long-term debt in the consolidated balance sheets.

Principal payments on outstanding balances of long-term debt as of December 31, 2023 were as follows:

Year ending December 31,	Amount
2024	$ 4,760
2025	323,758
Total	$328,518

The carrying value of the Company's long-term debt approximated fair value as of December 31, 2023 and 2022, due to the variable interest rate, which is a Level 2 input, or proximity of debt issuance date to the balance sheet date.

Note 9 – Leases

The Company leases office space, company-owned transition studios, warehouse, training centers and a video recording studio.

ROU assets from operating leases are subject to the impairment guidance in ASC 360, Property, Plant, and Equipment, and are reviewed for impairment when indicators of impairment are present. ASC 360 requires three steps to identify, recognize and measure impairment. If indicators of impairment are present (Step 1), the Company performs a recoverability test (Step 2) comparing the sum of the estimated undiscounted cash flows attributable to the ROU asset in question to the carrying amount. If the undiscounted cash flows used in the recoverability test are less than the carrying amount, the Company estimates the fair value of the ROU asset and recognizes an impairment loss when the carrying amount exceeds the estimated fair value (Step 3). When determining the fair value of the ROU asset, the Company estimated what market participants would pay to lease the assets assuming the highest and best use in the assets' current forms. During the year ended December 31, 2023, the Company recognized ROU asset impairment charges of $92, related to studio exits in conjunction with its restructuring plan (see Note 18). The impairment charges were recorded within impairment of goodwill and other assets in the consolidated statements of operations. There were no ROU asset impairment charges during the year ended December 31, 2022.

Supplemental balance sheet information related to leases are summarized as follows:

Operating leases	Balance Sheet Location	December 31, 2023	December 31, 2022
ROU assets, net[(1)]	Right-of-use assets	$71,413	$30,079
Lease liabilities, short-term	Other current liabilities	$ 9,109	$ 3,786
Lease liabilities, long-term	Lease liability	$70,141	$30,583

(1) For December 31, 2023, includes impact of write off of abandoned right-of-use assets and impairment charge related to the restructuring plan. See Note 18 for additional information.

Components of lease expense during the years ended December 31, 2023 and 2022, are summarized as follows:

	December 31, 2023		December 31, 2022	
	Amount	Related-party lease	Third-party leases	Total
Operating lease costs[(1)]	$20,822	$239	$4,666	$4,905
Variable lease costs	1,699	—	856	856
Short-term lease costs	—	—	108	108
Total	$22,521	$239	$5,630	$5,869

(1) For the year ended December 31, 2023, includes impact of accelerated expense on abandoned right-of-use assets and impairment charge related to the restructuring plan. See Note 18 for additional information.

(amounts in thousands, except per share amounts)

For periods prior to January 1, 2022, the Company recognized rent expense related to leases on a straight-line basis over the term of the lease. Rent expense was $5,651 for the year ended December 31, 2021.

Supplemental cash flow information related to operating leases during the years ended December 31, 2023 and 2022, are summarized as follows:

	Years Ended December 31,	
	2023	2022
Cash paid for amounts included in the measurement of operating lease liabilities	$14,525	$ 4,717
Lease liabilities arising from new ROU assets	$70,455	$20,966

Other information related to leases for the years ended December 31, 2023 and 2022, are summarized as follows:

	Years Ended December 31,	
	2023	2022
Weighted average remaining lease term (years)	6.7	7.5
Weighted average discount rate	8.4%	8.8%

Maturities of lease liabilities as of December 31, 2023 are summarized as follows:

	Amount
2024	$ 16,809
2025	16,253
2026	16,444
2027	15,704
2028	13,269
Thereafter	30,228
Total future lease payments	108,707
Less: imputed interest	29,457
Total	$ 79,250

Note 10 – Related Party Transactions

The Company had numerous transactions with the pre-IPO Member and pre-IPO Parent and its affiliates. The significant related party transactions consisted of borrowings from and payments to the Member and other related parties that were under common control of the Parent.

The Parent entered into a management services agreement with H&W Investco Management LLC (‘‘H&W Investco’’), which is beneficially owned by a member of the Company’s board of directors. During the years ended December 31, 2023, 2022 and 2021, the Company recorded approximately $0, $0 and $462, respectively, of management fees included within selling, general and administrative expenses for services received from H&W Investco, including reimbursement for reasonable out-of-pocket expenses. The management services agreement was terminated following the IPO in July 2021.

During 2020, the Company provided net funds to a subsidiary of the Parent aggregating $1,456 and recorded a corresponding reduction to member’s equity for this same amount. During the year ended December 31, 2021, the Parent repaid the balance of the receivable. The aggregate receivable from the Parent at December 31, 2021 was $0.

In March 2021, the Company recorded a distribution to the Parent of $10,600, which the Parent used to fund a note payable under a debt financing obligation in connection with the acquisition of Rumble. The Company earned interest at the rate of 11% per annum on the receivable from the Parent. In connection with the Reorganization Transactions, the Parent merged with and into the Member. XPO Inc. recorded $10,600 receivable from shareholder, as the Rumble Seller is a shareholder of XPO Inc., for the debt financing provided to the Rumble Seller. In July 2022, the Company entered into a settlement agreement with the Rumble Sellers to resolve disputes related to the acquisition and related agreements. Under the terms of the settlement, the Company will prospectively reduce the

(amounts in thousands, except per share amounts)

interest rate on the debt financing provided to the Rumble Sellers from 11% per annum to 7.5% per annum if payment is in cash or 10% per annum if payment is in payment in kind and extend the maturity date of the debt financing. In 2023 and 2022, the Rumble Sellers borrowed an additional $4,400 and $5,050, respectively, under the debt financing agreement which was recorded as receivable from shareholder within equity. During the year ended December 31, 2023, the Company recorded $1,270 of interest in kind, which was recorded as an increase to receivable from shareholder within equity. During the year ended December 31, 2023, the Company received $8,062 cash as partial payment for the receivable from shareholder.

In September 2019, the Company entered into a five-year building lease agreement, expiring August 31, 2024, with Von Karman Production LLC, which is owned by the Company's Chief Executive Officer. Pursuant to the lease, the Company was obligated to pay monthly rent of $25 for the initial twelve months of the lease term with subsequent 3% annual rent increases. During the years ended December 31, 2023, 2022 and 2021, the Company recorded expense related to this lease of $0, $239 and $319, respectively. In September 2022, the Company's Chief Executive Officer sold the building to an unaffiliated third party. The Company entered into a building lease agreement with the new owner.

In December 2022, the Company entered into an agreement with the former owner of Row House, pursuant to which contingent consideration relating to the 2017 acquisition of Row House was settled in exchange for the issuance of 105 restricted stock units ("RSU") which vest in full on the fourth anniversary of the grant date. As a result of the agreement, the Company recorded a reduction to the contingent consideration liability of $1,220 with an offsetting increase in additional paid-in capital and reclassified the former owner's outstanding note receivable of $1,834 to additional paid-in capital. In addition, pursuant to the agreement, the Company issued a four-year multi-tranche term loan with an option to borrow up to $20 per month in the aggregate principal amount of $960 bearing interest of 8.5% per annum, which was recorded as a liability and offsetting reduction in additional paid-in capital. The outstanding receivable from shareholder and the multi-tranche term loan are collateralized by 75 shares of Class B common stock held by the former owner, which were reclassified to treasury stock, and by the 105 RSUs. As of December 31, 2023, the former owner of Row House borrowed $320, which was recorded as a reduction to liability.

In March 2023, Spartan Fitness Holdings, LLC ("Spartan Fitness"), which currently owns and operates 78 Club Pilates studios, entered into a unit purchase agreement with Snapdragon Spartan Investco LP (the "Spartan SPV"), a special purpose vehicle controlled and managed by a member of the Company's board of directors, pursuant to which Spartan SPV agreed to invest in the equity of Spartan Fitness. In addition, the same member of the Company's board of directors also invested as a limited partner in the Spartan SPV. Spartan Fitness intends to use the investment from Spartan SPV to fund expansion of Club Pilates studios, among other concepts. Spartan Fitness also owns the rights to 89 Club Pilates licenses to open additional new units. The Company recorded franchise, equipment and marketing fund revenue aggregating $6,389 during the year ended December 31, 2023 from studios owned by Spartan Fitness.

The Company earns revenues and has accounts receivable from a franchisee who is also a part of senior management of the Company. Revenues from this affiliate, primarily related to franchise revenue, marketing fund revenue, package and memberships revenue and merchandise revenue, were $506, $577 and $507 for the years ended December 31, 2023, 2022 and 2021, respectively. Included in accounts receivable as of December 31, 2023 and 2022, is $2 and $4, respectively, for such sales. The Company provided $120 of studio support during the year ended December 31, 2023 to this franchisee.

In August 2023, the Company received payments from an officer and a director of the Company totaling $516 related to disgorgement of short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended. The Company recognized these proceeds as a capital contribution from stockholders and the amounts were recorded as increases to additional paid-in capital on the consolidated balance sheets.

Note 11 – Redeemable Convertible Preferred Stock

On July 23, 2021, the Company issued and sold in a private placement 200 newly issued shares of Series A-1 Convertible Preferred Stock, par value $0.0001 per share (the "Convertible Preferred"), for aggregate cash proceeds of $200,000, before deduction for offering costs. Holders of shares of Convertible Preferred are entitled to quarterly

(amounts in thousands, except per share amounts)

coupon payments at the rate of 6.50% of the fixed liquidation preference per share, initially $1,000 per share. In the event the quarterly preferential coupon is not paid in cash, the fixed liquidation preference automatically increases at the Paid-in-Kind rate of 7.50%. The Convertible Preferred has an initial conversion price equal to $14.40 per share, is mandatorily convertible in certain circumstances, and is redeemable at the option of the holder beginning on the date that is eight years from the IPO or upon change of control.

At issuance, the Company assessed the Convertible Preferred for any embedded derivatives. The Company determined that the Convertible Preferred represented an equity host under ASC Topic 815, Derivatives and Hedging. The Company's analysis was based on consideration of all stated and implied substantive terms and features of the hybrid financial instrument and weighing those terms and features on the basis of the relevant facts and circumstances. Certain embedded features in the Convertible Preferred require bifurcation. However, the fair value of such embedded features was immaterial upon issuance and as of December 31, 2023.

The Convertible Preferred ranks senior to the Company's common stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution and winding up. It is entitled to receive any dividends or distributions paid in respect of the common stock on an as-converted basis and has no stated maturity and will remain outstanding indefinitely unless converted into common stock or repurchased by the Company. Series A preferred stock will vote on an as-converted basis with the Class A and Class B common stock and will have certain rights to appoint additional directors, including up to a majority of the Company's board of directors, under certain limited circumstances relating to an event of default or the Company's failure to repay amounts due to the Convertible Preferred holders upon a redemption. Shares of Series A-1 preferred stock are non-voting; however, any shares of Series A-1 preferred stock issued to any of the lenders party to the Credit Agreement will convert on a one-to-one basis to shares of Series A preferred stock when permitted under relevant antitrust restrictions.

At any time after July 23, 2029, upon a sale of the Company, or at any time after the occurrence and continuance of an event of default, holders of the Convertible Preferred have the right to require the Company to redeem all, but not less than all, of the Preferred shares then outstanding at a redemption price in cash equal to the greater of (i) the fair market value per share of Preferred Stock (based on the average volume-weighted average price per share of Class A common stock for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the redemption notice), and (ii) the fixed liquidation preference, plus accrued and unpaid dividends.

The Convertible Preferred is recorded as mezzanine equity (temporary equity) on the consolidated balance sheets because it is not mandatorily redeemable but does contain a redemption feature at the option of the Preferred holders that is considered not solely within the Company's control.

On January 9, 2023, pursuant to a preferred stock repurchase agreement (the "Repurchase Agreement") between the Company and certain holders of the Convertible Preferred, the Company repurchased 85 shares of Convertible Preferred for an aggregate payment of $130,766. The excess of fair market value of $12,679 over the consideration transferred was treated as deemed contribution and resulted in a decrease to accumulated deficit and was included in the calculation of earnings (loss) per share.

At December 31, 2023 and 2022, the Company recognized the preferred maximum redemption value of $114,660 and $308,075, respectively, which is the maximum redemption value on the earliest redemption date based on fair market value per share of Convertible Preferred (based on the average volume-weighted average price per share of Class A common stock for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the redemption notice and 115 and 200 outstanding shares of Convertible Preferred at December 31, 2023 and December 31, 2022, respectively). In 2023, the recording of the preferred maximum redemption value was treated as deemed contribution, which was included in the calculation of earnings (loss) per share and resulted in a net increase of $49,970 to additional paid-in capital as of December 31, 2023. In 2022, the recording of the preferred maximum redemption value was treated as deemed dividend, which was not included in the calculation of earnings (loss) per share, and resulted in a net decrease of $31,185 to additional paid-in capital as of December 31, 2022 (see Note 15).

(amounts in thousands, except per share amounts)

Note 12 – Member's/Stockholder's Equity (Deficit)

Member's contributions – As described in Note 3 and presented in the consolidated statements of changes to stockholders'/member's equity (deficit), during the year ended December 31, 2021, the Parent contributed assets related to the Rumble acquisition. The fair value of assets contributed was $20,483.

Common stock – As described in Note 1, in connection with the IPO in July 2021, the Company issued 10,000 shares of Class A common stock, at a price of $12.00 per share. Immediately after the IPO, 22,994 shares of Class A common stock were outstanding, including 12,994 shares issued to historical owners of the Parent. Also on July 23, 2021, in connection with the completion of the Reorganization Transactions, 23,543 shares of Class B common stock were issued to the Continuing Pre-IPO LLC Members. In August 2021, the Company sold 904 shares of Class A common stock to the underwriters pursuant to the underwriter's option to purchase additional shares. After underwriter discounts and commissions, the Company received net proceeds of approximately $10,116 on August 24, 2021, which were used (i) $9,000 to purchase 750 LLC Units from the Company's Chief Executive Officer and (ii) $1,116 for working capital. On April 6, 2022, the Company entered into an underwriting agreement with certain existing stockholders, affiliates of H&W Investco (the "Selling Stockholders") and certain underwriters named therein, pursuant to which the Selling Stockholders sold 4,500 shares of Class A common stock at a price of $20.00 per share. All of the shares sold in this offering were offered by the Selling Stockholders. In addition, the Selling Stockholders granted the underwriters a 30-day option to purchase up to an additional 675 shares of the Company's Class A common stock, which was exercised on April 7, 2022. The shares sold in the offering consisted of (i) 2,479 existing shares of Class A common stock and (ii) 2,696 newly-issued shares of Class A common stock issued in connection with the exchange of LLC units held by the Selling Stockholders. The Company did not receive any proceeds from the sale of shares of Class A common stock offered by the Selling Stockholders. Simultaneously, 2,696 Class B shares were surrendered by the Selling Stockholders and canceled.

In February 2023, the Company entered into an underwriting agreement with certain existing stockholders, affiliates of H&W Investco and our Chief Executive Officer (collectively the "Selling Stockholders") and certain underwriters named therein, pursuant to which the Selling Stockholders sold an aggregate of 5,000 shares of Class A common stock in a secondary public offering at a public offering price of $24.50 per share. All of the shares sold in this offering were offered by the Selling Stockholders. In addition, the Selling Stockholders granted the underwriters a 30-day option to purchase up to an additional 750 shares of the Company's Class A common stock, which was fully exercised on February 15, 2023. The shares sold in the offering consisted of (i) 2,276 existing shares of Class A common stock and (ii) 3,474 newly-issued shares of Class A common stock issued in connection with the exchange of LLC units held by the Selling Stockholders. Simultaneously, 3,474 shares of Class B common stock were surrendered by the Selling Stockholders and canceled. The Company did not receive any proceeds from the sale of shares of Class A common stock offered by the Selling Stockholders. Additionally, during the years ended December 31, 2023 and 2022, pursuant to the Amended Limited Liability Company Agreement of XPO Holdings ("Amended LLC Agreement"), certain Continuing Pre-IPO LLC Members exchanged their LLC units for 1,620 and 607 shares of Class A common stock on a one-for-one basis, respectively.

Noncontrolling interests – Following the IPO, XPO Inc. is the sole managing member of XPO LLC and, as a result, consolidates the financial results of XPO LLC. The Company reported noncontrolling interests representing the economic interests in XPO LLC held by the Continuing Pre-IPO LLC Members. Under the Amended LLC agreement, the Continuing Pre-IPO LLC Members are able to exchange their LLC Units for shares of Class A common stock on a one-for-one basis (simultaneously cancelling an equal number of shares of Class B common stock of the exchanging member), or at the option of the Company for cash.

Prior to the second amendment of the LLC agreement the Company's decision of whether to exchange LLC Units for Class A common stock or cash was made at the discretion of the Continuing Pre-IPO LLC Members through their control of the Company's board of directors. Accordingly, the redeemable noncontrolling interest was reported as temporary equity at the greater of the redemption value of the units or the carrying value as of the balance sheet date, with a corresponding adjustment to additional paid-in capital.

In December 2021, the Company and the Continuing Pre-IPO LLC Members amended the LLC agreement of XPO Holdings, removing the redemption option in cash, except to the extent that the cash proceeds to be used to

(amounts in thousands, except per share amounts)

make the redemption in cash are immediately available and were directly raised from a secondary offering of the Company's equity securities. The redeemable noncontrolling interest was adjusted to its fair value as of such date and recorded in equity as noncontrolling interest. Future redemptions or exchanges of LLC Units by the Continuing Pre-IPO LLC Members will result in a change in ownership and reduce the amount recorded as noncontrolling interest and increase additional paid-in capital.

During 2023 and 2022, the Company experienced a change in noncontrolling interests ownership due to the conversion of Class B to Class A shares and as such, has rebalanced the related noncontrolling interests balance. The Company calculated the rebalancing based on the net assets of XPO LLC, after considering the preferred shareholders' claim on the net assets of XPO LLC. The Company used the liquidation value of the preferred shares for such rebalancing.

The following table summarizes the ownership of XPO LLC as of December 31, 2023:

Owner	Units Owned	Ownership percentage
XPO Inc.	30,897	65.1%
Noncontrolling interests	16,566	34.9%
Total	47,463	100.0%

Accelerated Share Repurchase program – On August 1, 2023, the Company's board of directors approved a $50,000 accelerated share repurchase program (the "ASR Program") to repurchase shares of the Company's Class A common stock. The Company accounted for the ASR Program as two separate transactions, a repurchase of the Company's Class A common stock and an equity-linked contract indexed to the Company's Class A common stock that met certain accounting criteria for classification in stockholders' equity. Under the ASR Program, the Company paid a fixed amount of $50,000 on August 9, 2023, to a third-party financial institution and received an initial delivery of 2,010 shares of the Company's Class A common stock, which were retired immediately. The initial delivery of shares of the Company's Class A common stock represented approximately 80% of the fixed amount paid of $50,000, which was based on the share price of the Company's Class A common stock on the date of ASR Program execution. On October 2, 2023, the final settlement of the Company's ASR Program occurred, and the Company received an additional 589 shares of the Company's Class A common stock from the third-party financial institution. The payment of $50,000 was recorded as reductions to stockholders' equity, consisting of a $40,000 decrease in additional paid-in capital, which reflects the value of the initial shares received and immediately retired, and a $10,000 decrease in additional paid-in capital, which reflects the value of the Class A common stock that was delivered by the financial institution upon final settlement. Under the ASR Program, the Company also incurred $439 in associated costs, consisting primarily of legal fees and a 1% excise tax, which were recorded as a decrease in additional paid-in capital on the Company's consolidated statements of stockholders' equity.

In total under the ASR Program, the Company repurchased and immediately retired 2,599 shares of Class A common stock. The final number of shares received by the Company was based on the daily volume-weighted average stock price of the Company's Class A common stock during the duration of the ASR Program, less a discount and adjustments pursuant to the terms and conditions of the ASR Program agreement.

Note 13 – Equity Compensation

Profit interest units –

Under the pre-IPO plan, the Parent granted time-based and performance-based profit interest units to certain key employees of the Company and its subsidiaries. Subsequent to the IPO, the profit interest units converted to Class B shares. Stock-based compensation related to profit interest units increases noncontrolling interests.

The performance-based grants were awarded with vesting conditions based on performance targets connected to the value received from change of control of the Parent and were subject to certain forfeiture provisions prior to vesting. In June 2021, the Parent amended previously issued profit interest units with performance-based vesting conditions that were based on performance targets connected to the value received from change of control of the Parent. The vesting condition, as amended, was based on the average trading price of XPO Inc. common stock

(amounts in thousands, except per share amounts)

exceeding the IPO threshold price, as defined in the amendment. The amendment of these units was treated as a modification with the compensation cost of the amended units of $18,127 recognized over the new estimated service period through November 2022. In March 2022, the units vested when the average trading price condition was met. During the years ended December 31, 2022, and 2021, the Company recognized $12,003 and $6,069 of expenses, respectively.

The fair value of the time-based grants was recognized as compensation expense over the vesting period (generally four years) and was calculated using a Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31, 2021
Risk free interest rate	0.05% – 0.16%
Weighted average volatility	47.3%
Dividend yield	—%
Expected terms (in years)[(1)]	0.86

(1) The Company had limited historical information regarding the expected term. Accordingly, the Company determined the expected life of the units using the simplified method.

During the years ended December 31, 2023, 2022 and 2021, the Company recognized $19, $190 and $906 of compensation expenses, respectively, which was included within selling, general and administration expenses. At December 31, 2023, the Company had $3 of unrecognized compensation expense. The unrecognized compensation expense is expected to be recognized over a weighted average period of approximately 0.61 years for the time-based grants.

The following table summarizes activity for profit interest units for the years ended December 31, 2023, 2022 and 2021:

	Performance-based profit interests	Time-based profit interests
	Number of units	Number of units
Outstanding at January 1, 2021	1,932	477
Issued	3	3
Vested	—	(406)
Forfeited, expired, or canceled	—	—
Outstanding at December 31, 2021	1,935	74
Issued	—	—
Vested	(1,921)	(61)
Forfeited, expired, or canceled	(14)	—
Outstanding at December 31, 2022	—	13
Issued	—	—
Vested	—	(12)
Forfeited, expired, or canceled	—	—
Outstanding at December 31, 2023	—	1
Expected to vest	—	1

Phantom stock –

Club Pilates issued 14 phantom stock units to certain employees that settle, or were expected to settle, with cash payments. The phantom stock units were awarded with vesting conditions that include a service period and/or performance targets and a change of control and were subject to certain forfeiture provisions prior to vesting. There

(amounts in thousands, except per share amounts)

was no expense recorded for the year ended December 31, 2021 related to the phantom stock units as vesting was not considered probable. During the year ended December 31, 2021 the 14 phantom stock units issued by Club Pilates were cancelled.

Liability classified restricted stock units –

In November 2021, the Company granted RSU awards with performance conditions of meeting certain EBITDA targets through the year ending December 31, 2024. The awards were granted with fixed dollar valuation and the number of shares granted depends on the trading price at the closing date of the period in which the EBITDA target is met. As such, these awards are classified as a liability. Management performs a regular assessment to determine the likelihood of meeting the targets and adjusts the expense recognized if necessary. During the first quarter of 2023, the performance condition of an award with a total fixed dollar value of $2,250 was met and 101 units were earned and issued as shares. During the fourth quarter of 2023, the Company determined that it is no longer probable that the EBITDA targets will be achieved for the remaining RSU awards granted in November 2021. Accordingly, the Company reversed $3,360 of previously recognized stock-based compensation expense including $1,332 recognized in 2023 through the quarter ended September 30, 2023. During the years ended December 31, 2023, 2022 and 2021, the Company recognized ($2,028), $3,926, and $352 of expense (benefit), respectively.

Equity classified restricted stock units –

In June 2021, the Company adopted the 2021 Omnibus Incentive Plan (the "2021 Plan") under which the Company may grant options, restricted stock units and other equity-based awards. The number of shares available for issuance under the 2021 Plan shall not exceed in the aggregate the sum of (i) 5,746 shares of Class A common stock, (ii) the number of shares of Class A common stock issuable pursuant to awards previously granted under the First Amended and Restated Profits Interest Plan of H&W Franchise Holdings LLC ("Pre-IPO Plan") (taking into account any conversion of such outstanding Awards) and (iii) an additional number of shares of Class A common stock that shall become available on the first day of each fiscal year of the Company in an amount equal to the lesser of a) 511, b) 2% of the outstanding shares of Class A common stock on the last day of the immediately prior fiscal year or c) such number of shares of Class A common stock as determined by the board of directors in its discretion. As of December 31, 2023, there were 3,644 shares available for future grants under the 2021 Plan, less the variable number of shares relating to RSU awards granted with performance conditions classified as a liability. As an accounting policy election, the Company recognizes forfeitures as they occur.

The following table summarizes activity for RSUs for the year ended December 31, 2023:

	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding at January 1, 2023	2,102	$18.25
Issued	571	$21.60
Vested	(1,016)	$17.58
Forfeited, expired, or canceled	(70)	$20.05
Outstanding at December 31, 2023	1,587	$18.27

Restricted stock units are valued at the Company's closing stock price on the date of grant, and generally vest over a one- to four-year period. Compensation expense for restricted stock units is recognized on a straight-line basis. For the years ended December 31, 2023, 2022 and 2021, the weighted average grant-date fair value per share of RSUs granted was $21.60, $19.82 and $13.76, respectively. The total fair value of RSUs vested during the years ended December 31, 2023, 2022 and 2021 was $17,858, $6,635 and $0, respectively.

During 2022, included in the RSUs described above, the Company granted 171 performance-based RSUs at a weighted average grant-date closing price of $18.25 per share. The performance-based RSUs are recognized as expense on a straight-line basis over the vesting period of three to four years. Management performs a regular assessment to determine the likelihood of meeting the related metrics and adjusts the expense recognized if necessary.

(amounts in thousands, except per share amounts)

During 2022, the performance metrics related to 18 performance-based RSUs fell below the minimum threshold and as a result, the Company cancelled these previously granted performance-based RSUs and reversed previously recorded expense. During the first quarter of 2023, 36 performance-based RSUs were earned and issued as shares. During 2023, an additional 7 performance-based RSUs were cancelled or forfeited. As of December 31, 2023, the achievement of remaining performance metrics is considered probable.

Total compensation expense recognized for RSUs was $20,006, $12,925, and $2,372 for the years ended December 31, 2023, 2022 and 2021, respectively. Due to the Company's full valuation allowance on its net deferred tax assets, there is no income tax benefit on the unvested RSUs. During the years ended December 31, 2023 and 2022, the Company recognized income tax benefits of $1,049 and $445 on vested RSUs, respectively.

Included in the total compensation for RSUs described above, the Company recorded $2,489 of stock-based compensation for the year ended December 31, 2023, related to a stock-based incentive bonus plan that the Company plans to settle by issuing fully-vested restricted stock units to employees. The $2,489 recorded for the year ended December 31, 2023 is for the eligible employees included in the Company's 2023 annual bonus plan and is expected to be settled during the first quarter of 2024.

At December 31, 2023, the Company had $23,211 of total unamortized compensation expense related to non-vested RSUs. That cost is expected to be recognized over a weighted-average period of 2.22 years.

Note 14 – Income Taxes and Tax Receivable Agreement

The Company is the managing member of XPO Holdings and, as a result, consolidates the financial results of XPO Holdings in the consolidated financial statements. XPO Holdings is a pass-through entity for U.S. federal and most applicable state and local income tax purposes following a corporate reorganization effected in connection with the IPO. As an entity classified as a partnership for tax purposes, XPO Holdings is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by XPO Holdings is passed through to and included in the taxable income or loss of its members, including the Company. The Company is taxed as a corporation and pays corporate federal, state and local taxes with respect to income allocated from XPO Holdings, based on its 65.1% economic interest in XPO Holdings.

Income (loss) before income taxes is as follows for the years ended December 31:

	2023	2022	2021
U.S. income (loss) before income taxes	$(736)	$3,421	$(50,599)
Foreign income (loss) before income taxes	94	(20)	(58)
Income (loss) before income taxes	$(642)	$3,401	$(50,657)

Income tax expense (benefit) consists of the following for the years ended December 31:

	2023	2022	2021
Current tax expense (benefit):			
Federal	$ 359	$(142)	$322
State	509	450	274
Foreign	160	262	187
Total current tax expense (benefit)	1,028	570	783
Deferred tax expense (benefit):			
Federal	30	(31)	—
State	8	(8)	—
Foreign	5	(5)	—
Total deferred tax expense (benefit)	43	(44)	—
Income tax expense	$1,071	$ 526	$783

(amounts in thousands, except per share amounts)

A reconciliation between the Company's effective tax rate and the applicable U.S. federal statutory income tax rate is as follows for the years ended December 31:

	2023	2022	2021
Tax computed at federal statutory rate	21.0%	21.0%	21.0%
State tax, net of federal tax benefit	53.1%	3.0%	(0.1)%
Non-controlling interests	(144.1)%	(31.1)%	(2.1)%
Income (loss) from pass-through entities	—%	—%	(5.3)%
Permanent items	13.3%	—%	(1.5)%
TRA liability	(27.5)%	(3.6)%	—%
Executive compensation	(148.3)%	3.8%	—%
Contingent consideration	647.8%	45.4%	(10.4)%
Preferred stock dividend	—%	—%	(1.5)%
State rate differential	(186.2)%	22.5%	—%
Other	21.1%	5.7%	(0.0)%
Valuation allowance	(417.0)%	(51.2)%	(1.6)%
Effective tax rate	(166.8)%	15.5%	(1.6)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. The components that comprise the Company's net deferred tax assets consist of the following as of December 31:

	2023	2022
Deferred tax assets:		
Investment in partnership	$ 28,535	$ 40,827
Net operating losses	23,056	26,361
Tax receivable agreement	930	332
Interest expense	7,681	3,265
Deferred revenue	1,443	1,383
Other	311	279
Total deferred tax assets	61,956	72,447
Valuation allowance for deferred tax assets	(61,924)	(72,403)
Total deferred tax assets, net of valuation allowance	32	44
Deferred tax liabilities:		
Property and equipment and intangible assets	(12)	—
Other	(20)	—
Total deferred tax liabilities	(32)	—
Net deferred tax assets (liabilities)	$ —	$ 44

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred. Such objective evidence limits the ability to consider other subjective evidence, such as projections for future growth.

On the basis of this evaluation, as of December 31, 2023 and 2022, a valuation allowance of $61,924 and $72,403 has been applied against the Company's net deferred tax assets that are not more likely than not to be realized. The amount of the DTA considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for growth.

(amounts in thousands, except per share amounts)

The Company recorded a valuation allowance to equity at the IPO date against its deferred tax assets related to its investment in XPO Holdings of approximately $60,197.

As of December 31, 2023, the Company had federal and state net operating loss carryforwards of $92,378 and $67,308, respectively. Of the total federal net operating losses, approximately $92,267 were generated after January 1, 2018, and therefore do not expire. Federal net operating losses generated after January 1, 2018 are subject to a taxable income limitation of 80% in accordance with the Tax Cuts and Jobs Act of 2017. The remaining federal and state net operating loss carryforwards will begin to expire in 2036 and 2035, respectively, unless previously utilized by the Company. As of December 31, 2023, the Company has foreign tax credits of $278 that begin to expire in 2030.

Utilization of the net operating losses and credit carryforwards may be subject to annual limitations due to ownership changes that have occurred or that could occur in the future, as required by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), as well as similar state and foreign provisions. These ownership changes may limit the amount of net operating losses and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ‘‘ownership change’’ as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of outstanding stock of a company by certain stockholders.

The Company is subject to taxation and files income tax returns in the United States federal jurisdiction, many state and foreign jurisdictions. The Company is not currently under examination by income tax authorities in federal, state or other jurisdictions. The Company's tax returns remain open for examination in the U.S for years 2020 through 2023.

The Company's foreign subsidiaries are generally subject to examination four years following the year in which the tax obligation originated. The years subject to audit may be extended if the entity substantially understates corporate income tax.

The Company did not have any unrecognized tax benefits as of December 31, 2023, and 2022. Accordingly, no interest and penalties related to unrecognized tax benefits were accrued on the consolidated balance sheets as of December 31, 2023 and 2022. Additionally, the Company did not recognize any income tax expense related to interest and penalties on uncertain tax positions in the consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021.

The Company does not expect a significant change in unrecognized tax benefits during the next 12 months.

Tax Receivable Agreement – In connection with the IPO, the Company entered into a Tax Receivable Agreement (‘‘TRA’’) pursuant to which the Company is generally required to pay to the other parties thereto in the aggregate 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that the Company actually realizes as a result of (i) certain favorable tax attributes acquired from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies' allocable share of existing tax basis), (ii) increases in the Company's allocable share of existing tax basis and tax basis adjustments that resulted or may result from (x) the IPO Contribution and the Class A-5 Unit Redemption, (y) future taxable redemptions and exchanges of LLC Units by Continuing Pre-IPO LLC Members and (z) certain payments made under the TRA, and (iii) deductions attributable to imputed interest pursuant to the TRA (the ‘‘TRA Payments’’). The Company expects to benefit from the remaining 15% of any tax benefits that it may actually realize. The TRA Payments are not conditioned upon any continued ownership interest in XPO Holdings or the Company. To the extent that the Company is unable to timely make payments under the TRA for any reason, such payments generally will be deferred and will accrue interest until paid.

The timing and amount of aggregate payments due under the TRA may vary based on a number of factors, including the amount and timing of the taxable income the Company generates each year and the tax rate then applicable. The Company calculates the liability under the TRA using a complex TRA model, which includes an assumption related to the fair market value of assets. The payment obligations under the TRA are obligations of XPO Inc. and not of XPO Holdings. Payments are generally due under the TRA within a specified period of time

(amounts in thousands, except per share amounts)

following the filing of the Company's tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR (or a replacement rate) plus 100 basis points from the due date (without extensions) of such tax return.

The TRA provides that if (i) there is a material breach of any material obligations under the TRA; or (ii) the Company elects an early termination of the TRA, then the TRA will terminate and the Company's obligations, or the Company's successor's obligations, under the TRA will accelerate and become due and payable, based on certain assumptions, including an assumption that the Company would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA and that any LLC Units that have not been exchanged are deemed exchanged for the fair market value of the Company's Class A common stock at the time of termination. The TRA also provides that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, the TRA will not terminate but the Company's or the Company's successor's obligations with respect to tax benefits would be based on certain assumptions, including that the Company or the Company's successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the TRA.

As of December 31, 2023, the Company has concluded, based on applicable accounting standards, that it was more likely than not that its deferred tax assets subject to the TRA would not be realized. Therefore, the Company has not recorded a liability related to the tax savings it may realize from utilization of such deferred tax assets. Except for $2,892 and $1,103 of the current and non-current portions of the TRA, respectively, $78,327 of the TRA liability was not recorded as of December 31, 2023. If utilization of the deferred tax asset subject to the TRA becomes more likely than not in the future, the Company will record a liability related to the TRA which will be recognized as expense within its consolidated statements of operations.

Note 15 – Earnings (Loss) Per Share

For the years ended December 31, 2023 and 2022, and the period from July 23, 2021 through December 31, 2021, the period following the Reorganization Transactions and IPO, basic earnings (loss) per share has been calculated by dividing net income (loss) attributable to Class A common stockholders by the weighted average number of shares of Class A common stock outstanding for the period. There were no shares of Class A or Class B common stock outstanding prior to July 23, 2021. Diluted earnings (loss) per share of Class A common stock has been computed by dividing net income attributable to XPO Inc. by the weighted average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive securities.

Because a portion of XPO Holdings is owned by parties other than the Company, those parties participate in earnings and losses at the XPO Holdings level. Additionally, given the organizational structure of XPO Inc, a parallel capital structure exists at XPO Holdings such that the shares of XPO Holdings are redeemable on a one-to-one basis with the XPO Inc. shares. In order to maintain the one-to-one ratio, the preferred stock issued at the XPO Inc. level also exists at the XPO Holdings level. The Company applies the two-class method to allocate undistributed earnings or losses of XPO Holdings, and in doing so, determines the portion of XPO Holdings' income or loss that is attributable to the Company and accordingly reflected in income or loss available to common stockholders in the Company's calculation of basic earnings (loss) per share. Due to the attribution of only a portion of the preferred stock dividends issued by XPO Holdings to the Company in first determining basic earnings (loss) per share at the subsidiary level, the amounts presented as net income (loss) attributable to noncontrolling interests and net income (loss) attributable to XPO Inc. presented below will not agree to the amounts presented on the consolidated statement of operations.

Diluted earnings (loss) per share attributable to common stockholders adjusts the basic earnings or losses per share attributable to common stockholders and the weighted average number of shares of Class A common stock outstanding to give effect to potentially dilutive securities. The potential dilutive impact of redeemable Convertible Preferred shares and Class B common stock is evaluated using the as-if-converted method. Weighted average shares of Class B common stock were 17,026 shares, 22,146 shares and 23,084 shares for the years ended December 31, 2023, 2022 and 2021, respectively. The potentially dilutive impact of restricted stock units is calculated using the treasury stock method.

(amounts in thousands, except per share amounts)

The following table presents the calculation of basic earnings (loss) per share and diluted earnings (loss) per share of Class A common stock:

	Years Ended December 31,		
	2023	2022	2021
Numerator:			
Net income (loss)	$ (1,713)	$ 2,875	$(51,440)
Less: net (income) loss attributable to noncontrolling interests	(15,765)	19,284	78,417
Less: dividends on preferred shares	(7,652)	(13,000)	(5,742)
Less: deemed contribution (dividend)	49,970	(31,185)	(84,994)
Add: deemed contribution from redemption of convertible preferred stock	12,679	—	—
Net income (loss) attributable to XPO Inc. - basic	$ 37,519	$(22,026)	$(63,759)
Add: dividends on preferred shares	7,652	—	—
Less: deemed (contribution) dividend	(49,970)	—	—
Less: deemed contribution from redemption of convertible preferred stock	(12,679)	—	—
Net income (loss) attributable to XPO Inc. - diluted	$(17,478)	$(22,026)	$(63,759)
Denominator:			
Weighted average shares of Class A common stock outstanding - basic	31,742	25,295	22,403
Effect of dilutive securities:			
Convertible preferred stock	7,963	—	—
Weighted average shares of Class A common stock outstanding - diluted	39,705	25,295	22,403
Net earnings (loss) per share attributable to Class A common stock - basic	$ 1.18	$ (0.87)	$ (2.85)
Net earnings (loss) per share attributable to Class A common stock - diluted	$ (0.44)	$ (0.87)	$ (2.85)
Anti-dilutive shares excluded from diluted loss per share of Class A common stock:			
Rumble Class A common stock	—	—	1,300
Restricted stock units	1,477	2,102	1,123
Convertible preferred stock	—	13,889	13,889
Conversion of Class B common stock to Class A common stock	16,491	21,572	22,969
Treasury share options	75	75	—
Rumble contingent shares	2,024	2,024	2,024
Profits interests, time vesting	1	14	74
Profits interests, performance vesting	—	—	1,935

Note 16 – Employee Benefit Plan

The Company maintains the Xponential Fitness, Inc. 401(k) Profit Sharing Plan and Trust (the "401(k) Plan"). Employees who have completed one month of service and have attained age 18 are eligible to participate in elective deferrals under the 401(k) Plan. Employees are eligible to participate for purposes of matching contributions upon completion of one year of service. On an annual basis, the Company will determine the formula for the discretionary matching contribution. In addition, the Company may make a discretionary nonelective contribution to the 401(k) Plan. During the years ended December 31, 2023, 2022 and 2021, the Company recorded expense for matching contributions to the 401(k) Plan of $739, $481 and $483, respectively.

Note 17 – Contingencies and Litigation

Litigation – In connection with the October 2021 acquisition of BFT, the Company agreed to indemnify the seller for certain claims and lawsuits against the seller that existed at the acquisition date. The claims and lawsuits related to alleged patent and trademark infringements. Plaintiff alleged that plaintiff had suffered, and was likely to continue to suffer, loss and damage due to breach of the patents by the seller and was seeking damages or in the alternative an account of profits. The seller had filed a cross-claim alleging that the defendant's two Australian patents

(amounts in thousands, except per share amounts)

were, and always had been, invalid and that they should be revoked. The Court held a trial in December 2020, and on February 14, 2022, the Court issued a decision holding that the plaintiff's claims of infringement were invalid and that even if they were valid, the seller did not infringe upon these patents and trademarks. In addition, plaintiff had brought related claims for patent infringement against the seller in the United States District Court for Delaware. In November 2022, the Court ruled in favor of the seller on a motion for summary judgment. In April 2023, plaintiff dismissed their appeal of that ruling, concluding the matter.

On November 22, 2023, former employees of a former franchisee of the Company filed a putative class action complaint in the United States District Court for the Southern District of Ohio, captioned Shannon McGill et al. v. Xponential Fitness LLC, et al., Case No. 2:23-cv-03909, against the Company, as well as against a former franchisee of the Company and the franchisee's legal entity, MD Pro Fitness, LLC. The complaint alleges violations of the Fair Labor Standards Act, as well as employment laws from different states in connection with the franchisee's owner-operated studio locations. The Company was served with the complaint on December 4, 2023. The Company intends to defend itself in this litigation. The Company recorded an accrual for estimated loss contingencies associated with this matter in an amount equal to $900, which is included in accrued expenses in the consolidated balance sheets as of December 31, 2023, based on currently available information. The accrual does not reflect the Company's views of the merits of claims in this action.

On February 9, 2024, a federal securities class action lawsuit was filed against the Company and certain of the Company's officers in the United States District Court for the Central District of California. The complaint alleges, among other things, violations of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, alleging misstatements and/or omissions in certain of the Company's financial statements, press releases, and SEC filings made during the putative class period of July 26, 2021 through December 7, 2023. The Company intends to defend itself against this action. At this stage, the Company is unable to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss, if any.

SEC investigation – On December 5, 2023 the Company was contacted by the Securities and Exchange Commission (the "SEC"), requesting that the Company provide it with certain information and documents. The Company intends to cooperate fully with the SEC in this matter. The Company has incurred, and may continue to incur, significant expenses related to legal and other professional services in connection with matters relating to or arising from the SEC investigation. At this stage, the Company is unable to assess whether any material loss or adverse effect is reasonably possible as a result of the SEC's investigation or estimate the range of any potential loss.

The Company is subject to normal and routine litigation brought by former or current employees, customers, franchisees, vendors, landlords or others. The Company intends to defend itself in any such matters. The Company believes that the ultimate determination of liability in connection with legal claims pending against it, if any, will not have a material adverse effect on its business, annual results of operations, liquidity or financial position; however, it is possible that the Company's business, results of operations, liquidity or financial condition could be materially affected in a particular future reporting period by the unfavorable resolution of one or more matters or contingencies during such period. The Company accrued for estimated legal liabilities and has entered into certain settlement agreements to resolve legal disputes and recorded $443 and $464, which is included in accrued expenses in the consolidated balance sheets as of December 31, 2023 and 2022, respectively.

Contingent consideration from acquisitions – In connection with the 2017 acquisition of CycleBar from a then affiliate of the Member, the Company recorded contingent consideration of $4,390 for the estimated fair value of the contingent payment. Payment of additional consideration is contingent on CycleBar reaching two milestones based on a number of operating franchise studios and average monthly revenues by September 2022. The first milestone payout was $5,000 and the second milestone was $10,000. The contingent consideration is measured at estimated fair value using a probability weighted discounted cash flow analysis. These inputs include the probability of achievement, the projected payment date and the discount rate of 8.5% used to present value the projected cash flows. In March 2020, the Parent entered into an agreement with the former owners of CycleBar, which (i) reduced the second milestone amount to $2,500, (ii) imposed interest at 10% per annum on the first and second milestones beginning March 5, 2020 and April 2, 2020, respectively, and (iii) increased the interest rate to 14% on the first milestone if not paid prior to January 1, 2021. As a result, in March 2020, the Company recorded a reduction to the

(amounts in thousands, except per share amounts)

contingent consideration liability of $5,598 with an offsetting increase in Member's equity. The Company recorded approximately $744 of additional contingent consideration as interest expense for the year ended December 31, 2021. During the year ended December 31, 2021, the Company paid the contingent consideration in full.

In connection with the 2017 acquisition of Row House, the Company agreed to pay to the sellers 20% of operational or change of control distributions, subject to distribution thresholds, until the date on which a change in control or liquidation of Row House occurs. The Company determines the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach, which is a Level 3 measurement. Inputs used in the methodology primarily included sales forecasts, projected future cash flows and discount rate commensurate with the risk involved. During the years ended December 31, 2022 and 2021, the Company recorded $380 and $540 of additional contingent consideration, which was recorded as acquisition and transaction expenses, respectively. In December 2022, the Company entered into an agreement with the former owner of Row House (see Note 10), which settled the contingent consideration. As a result of the agreement, in December 2022, the Company recorded a reduction to the contingent consideration liability of $1,220 with an offsetting increase in additional paid-in capital.

In connection with the Reorganization Transactions, the Parent merged with and into the Member. The Company recorded contingent consideration equal to the fair value of the shares issued in connection with the Rumble acquisition of $23,100 and $10,600 receivable from shareholder for debt financing provided to the Rumble Seller. The shares issued to the Rumble Seller are treated as a liability on the Company's balance sheet as they are subject to vesting conditions. The fair value of the contingent consideration is measured at estimated fair value using a Monte Carlo simulation analysis. During the years ended December 31, 2023, 2022 and 2021, the Company recorded a decrease of $19,811, an increase of $7,340, and an increase of $25,100 to contingent consideration, respectively, which was recorded as acquisition and transaction expense (income). During the year ended December 31, 2022, the contingency related to 1,300 shares of Class A common stock expired and the $27,850 contingent consideration related to those shares was reclassified to additional paid-in capital. At December 31, 2023 and 2022, contingent consideration totals $7,879 and $27,690, recorded as contingent consideration from acquisitions in the consolidated balance sheets, respectively.

In connection with the October 2021 acquisition of BFT, the Company agreed to pay contingent consideration to the Seller consisting of quarterly cash payments based on the sales of the Franchise System and equipment packages in the U.S. and Canada, as well as a percentage of royalties collected by the Company, provided that aggregate minimum payments of $5,000 AUD (approximately $3,694 USD based on the currency exchange rate as of the purchase date) are required to be paid to the Seller for the two-year period ending December 31, 2023. The aggregate amount of such payments is subject to a maximum of $14,000 AUD (approximately $10,342 USD based on the currency exchange rate as of the purchase date). At the acquisition date, the Company determined that the fair value of the estimated contingent consideration liability was $9,388. During the years ended December 31, 2023, 2022 and 2021, the Company recorded an increase of $1,042, a decrease of $4,634, and an increase of $130 of contingent consideration, respectively, which was recorded as interest expense of $164, $646, and $130, and acquisition and transaction expense (income) of $878, ($5,280), and $0, respectively. In addition, during the years ended December 31, 2023 and 2022, the Company paid $1,412 and $2,190 of contingent consideration, respectively. At December 31, 2023 and 2022, contingent consideration was $1,564 and $2,203 recorded as accrued expenses, respectively, and $787 and $492 recorded as contingent consideration from acquisitions, respectively, in the consolidated balance sheets.

Letter of credit –In July 2022, the Company issued a $750 standby letter of credit to a third-party financing company, who provides loans to the Company's qualified franchisees. The standby letter of credit is contingent upon the failure of franchisees to perform according to the terms of underlying contracts with the third party. The Company deposited cash in a restricted account as collateral for the standby letter of credit. The Company has determined the fair value of these guarantees at inception was not material, and as of December 31, 2023 and 2022, $536 and $0 accrual has been recorded for the Company's potential obligation under its guaranty arrangement, respectively.

Lease guarantees – The Company has guaranteed lease agreements for certain franchisees. The Company's maximum obligation, as a result of its guarantees of leases, is approximately $2,755 and $1,357 as of December 31,

(amounts in thousands, except per share amounts)

2023 and 2022, respectively, and would only require payment upon default by the primary obligor. The Company has determined the fair value of these guarantees at inception is not material, and as of December 31, 2023 and 2022, no accrual has been recorded for the Company's potential obligation under its guaranty arrangement.

Note 18 – Restructuring

In the third quarter of 2023, the Company began a restructuring plan that involves exiting company-owned transition studios and other measures designed to reduce costs to achieve the Company's long-term margin goals and focus on pure franchise operations. The plan was approved and initiated in the third quarter of 2023 and is expected to continue throughout 2024, however ultimate timing will depend on lease termination negotiations. During the fourth quarter of 2023 the Company's restructuring plan was expanded due to the addition of Rumble company-owned transition studios to the restructuring plan and a refranchising plan that was terminated by the Company due to the refranchisor's non-compliance with the franchise agreements, and the subsequent closure of certain studios. This refranchise termination resulted in the Company incurring losses for contract termination expenses, other expenses associated with exiting the studios, and loss contingencies related to the refranchisor's unpaid payroll. The Company expects to recognize additional restructuring charges throughout 2024 totaling approximately $23,000 to $27,000, for rent expense, including amortization of the right-of-use asset and accretion of the operating lease liability, lease termination gains or losses, and other variable lease costs related to company-owned transition studios and other restructuring charges. The Company is negotiating lease terminations for operating leases for certain studios for which the Company has lease liabilities recorded and the expected cash payments and expenses to exit the lease may be greater than expected rent expense for that period, depending on the outcome of lease termination negotiations.

During the year ended December 31, 2023, the Company recognized total restructuring charges of $13,787, primarily for accelerated amortization of right-of-use assets, contract termination and other associated costs, loss on lease termination and sale or disposal of assets, and other restructuring charges.

The components of the restructuring charges are as follows:

	Year Ended December 31, 2023
Impairment and accelerated amortization of right-of-use assets(2)	$ 6,113
Contract termination and other associated costs(1)	4,102
Loss on lease termination and sale or disposal of assets, net(3)(4)	1,524
Other restructuring costs(1)	2,048
Total restructuring charges	$13,787

(1) These charges are recorded in selling, general and administrative expenses on the Company's consolidated statements of operations.

(2) Charges of $92 are recorded in impairment of goodwill and other assets and charges of $6,021 are recorded in selling, general and administrative expenses on the Company's consolidated statements of operations.

(3) Charges of $384 are recorded in cost of product revenues and charges of $1,140 are recorded in selling, general and administrative expenses on the Company's consolidated statements of operations.

(4) Loss on lease termination and sale or disposal of assets represents net losses on studio lease terminations and sales or disposals of studio assets primarily related to studio property and equipment. Amount is net of $1,647 for gains on lease terminations related to leases for which the Company had recognized accelerated right-of-use asset amortization.

The following table provides the components of and changes in the Company's restructuring charges, included in accounts payable and accrued expenses on the consolidated balance sheets:

	December 31, 2023
Balance at December 31, 2022	$ —
Charges incurred	8,707
Payments	(6,525)
Balance at December 31, 2023	$ 2,182

(amounts in thousands, except per share amounts)

Note 19 – Subsequent Events

Lindora acquisition

On December 1, 2023, the Company entered into an agreement to acquire Lindora Franchise, LLC, a Delaware limited liability company, the franchisor of the ''Lindora'' wellness brand (the ''Lindora Franchisor''), for cash consideration of $8,500. The transaction also includes up to $1,000 of contingent consideration which is subject to the achievement of certain milestones. The Lindora Franchisor was a subsidiary of Lindora Wellness, Inc. Lindora Wellness, Inc. has owned and operated each of the Lindora Clinics in California for at least 25 years and currently owns and operates 30 Lindora Clinics in California and a single Lindora Clinic in the state of Washington. Immediately prior to the execution of the purchase agreement on December 1, 2023, Lindora Wellness, Inc. signed 31 franchise agreements with the Lindora Franchisor pursuant to which Lindora Wellness, Inc. will continue to operate its Lindora Clinics as a franchisee of the Lindora Franchisor. The acquisition of the Lindora Franchisor was completed on January 2, 2024. Lindora complements the Company's existing brands and will help the Company deliver on consumers' increasing demand for a holistic approach to health. Due to the timing of the completion of the acquisition, the Company is currently unable to provide a preliminary purchase price allocation as of the date of this filing.

Sixth amendment to Credit Agreement

On February 13, 2024, the Company entered into a sixth amendment to the Credit Agreement. The amendment provides for, among other things, additional term loans in an aggregate principal amount of approximately $38,701 (the ''Sixth Amendment Incremental Term Loans''), the proceeds of which will be used to repay an aggregate of $38,701 million in existing term loans under Credit Agreement and for the payment of fees, costs and expenses related to the making of the Sixth Amendment Incremental Term Loans. The Amendment also extends the maturity date for all outstanding term loans under the Credit Agreement to March 15, 2026.

Divestiture of Stride brand

On February 13, 2024, the Company entered into an asset purchase agreement with a buyer, pursuant to which the Company divested the Stride brand, including the intellectual property, franchise rights and franchise agreements for open studios. The buyer of the Stride brand is a member of management and stockholder of the Company. The Company received no consideration from the divestiture of the Stride brand and will assist the buyer with transition support including cash payments of approximately $265 payable over the next year. The divestiture allows the Company to better focus and utilize its resources on its other brands. The assets divested did not meet all criteria to be classified as assets held for sale as of the balance sheet date, and as such are not presented and disclosed as assets held for sale in the consolidated financial statements.

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of December 31, 2023. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2023, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provided reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-integrated 2013 Framework.

Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting is effective based on those criteria.

This Annual Report does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies".

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information.

Insider trading arrangements and policies

During the quarter ended December 31, 2023, none of our directors or officers adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as defined in Item 408(a) of Regulation S-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. **Directors, Executive Officers and Corporate Governance.**

The information called for by Item 10 is incorporated by reference to our Definitive Proxy Statement relating to our 2024 Annual Meeting of Stockholders. We intend to file such Definitive Proxy Statement with the Securities and Exchange Commission within 120 days after the end of the calendar year covered by this Annual Report on Form 10-K.

Item 11. **Executive Compensation.**

The information required by this Item 11 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference.

Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information required by this Item 12 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference.

Item 13. **Certain Relationships and Related Transactions, and Director Independence.**

The information required by this Item 13 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference.

Item 14. **Principal Accounting Fees and Services.**

The information required by this Item 14 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference.

PART IV

Item 15.   Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements.

The financial statements required by this item are listed in Part II, Item 8 "Financial Statements and Supplementary Data" herein.

(a)(2) Financial Statement Schedules.

The financial statement schedules are omitted as they are either not applicable or the information required is presented in the financial statements or notes thereto.

(a)(3) Exhibits.

The following is a list of exhibits filed as part of this Annual Report on Form 10-K.

(b) The exhibits listed in the Exhibit Index attached hereto are filed as part of this Annual Report and incorporated herein by reference.

(c) Not applicable.

Exhibit Index

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Xponential Fitness, Inc.	S-1/A	333-257443	3.2	07/22/2021
3.2	Amended and Restated Bylaws of Xponential Fitness, Inc.	S-1/A	333-257443	3.4	07/16/2021
3.3	Certificate of Designations of 6.50% Series A Convertible Preferred Stock of Xponential Fitness, Inc.	S-1/A	333-257443	3.5	06/29/2021
3.4	Certificate of Designations of 6.50% Series A-1 Convertible Preferred Stock of Xponential Fitness, Inc.	S-1/A	333-257443	3.6	06/29/2021
4.1	Specimen Class A Common Stock Certificate of Xponential Fitness, Inc.	S-1	333-257443	4.1	06/25/2021
4.2	Description of Securities.	10-K	000-40638	4.2	03/07/2022
10.1	Second Amended and Restated Limited Liability Company Operating Agreement of Xponential Intermediate Holdings, LLC.	S-1/A	333-257443	10.12	06/29/2021
10.2	Form of Registration Rights Agreement among Xponential Fitness, Inc. and the Investors named therein.	S-1	333-257443	10.15	06/25/2021
10.3	Form of Indemnification Agreement between Xponential Fitness, Inc., Xponential Holdings, LLC and its directors and executive officers.+	S-1	333-257443	10.26	06/25/2021
10.4	Office Lease dated as of November 16, 2017 by and between Quintana Office Property LLC and Xponential Fitness LLC.	S-1	333-257443	10.1	06/25/2021
10.5	Financing Agreement dated as of April 19, 2021 by and among Xponential Intermediate Holdings, LLC, as Parent, Xponential Fitness, LLC, each other subsidiary of Parent listed, as Borrowers and each other subsidiary of Parent listed as a Guarantor, as Guarantors, the lenders party thereto, as Lenders, and Wilmington Trust, National Association, as Collateral Agent and Administrative Agent.	S-1	333-257443	10.8	06/25/2021
10.6	Tax Receivable Agreement among Xponential Fitness, Inc., Xponential Intermediate Holdings, LLC and the Persons named therein.	S-1/A	333-257443	10.13	07/16/2021
10.7	Form of Xponential Fitness, Inc. Omnibus Incentive Plan.+	S-1/A	333-257443	10.16	07/16/2021

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date
10.8	Form of Xponential Fitness, Inc. Employee Stock Purchase Plan.+	S-1/A	333-257443	10.17	07/16/2021
10.9	Xponential Fitness, Inc. Omnibus Incentive Plan Form of Notice of RSU Award.+	S-1/A	333-257443	10.28	07/16/21
10.10	Employment Agreement dated as of July 1, 2021 by and between Xponential Fitness, LLC and Anthony Geisler.+	S-1/A	333-257443	10.18	07/16/21
10.11	Employment Agreement dated as of June 17, 2021 by and between Xponential Fitness, LLC and John Meloun.+	S-1	333-257443	10.19	06/25/2021
10.12	Employment Agreement dated as of June 17, 2021 by and between Xponential Fitness, LLC and Sarah Luna.+	S-1	333-257443	10.22	06/25/2021
10.13	Employment Agreement dated as of June 17, 2021 by and between Xponential Fitness, LLC and Ryan Junk.+	S-1	333-257443	10.21	06/25/2021
10.14	First Amended and Restated Phantom Equity Plan of Club Pilates Franchise, LLC.+	S-1	333-257443	10.24	06/25/2021
10.15	First Amended and Restated Phantom Equity Plan of CycleBar Holdco, LLC.+	10-K	000-40638	10.16	03/07/2022
10.16	Securities Purchase Agreement dated as of June 25, 2021 by and among the Purchasers listed therein and Xponential Fitness, Inc.	S-1/A	333-257443	10.27	06/29/2021
10.17	First Amended and Restated Profits Interest Plan of H&W Franchise Holdings LLC.	S-1	333-257443	10.23	06/25/2021
10.18	Amendment No. 1 to Second Amended and Restated Limited Liability Operating Company Agreement of Xponential Intermediate Holdings LLC dated December 20, 2021.	10-Q	001-40638	10.1	05/13/2022
10.19	Third Amendment dated as of September 30, 2022 to Financing Agreement by and among Xponential Intermediate Holdings, LLC, as Parent, Xponential Fitness, LLC, each other subsidiary of Parent listed, as Borrowers and each other subsidiary of Parent listed as a Guarantor, as Guarantors, the lenders party thereto, as Lenders, and Wilmington Trust, National Association, as Collateral Agent and Administrative Agent.	10-Q	001-40638	10.1	11/10/2022
10.20	Fourth Amendment, dated as of January 9, 2023, to the Credit Agreement, by and among the Company, Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders party thereto, including certain entities affiliated with MSD Partners.	10-Q	001-40638	10.1	03/06/2023
10.21	Underwriting Agreement, dated as of February 7, 2023, by and among the Company, Xponential Intermediate Holdings, LLC, BofA Securities, Inc., Jefferies LLC, as representatives of the several underwriters named in Schedule A thereto and the selling stockholders named in Schedule B thereto.	8-K	001-40638	1.1	02/10/2023
10.22	Non-Employee Director Compensation Policy, dated April 25, 2023.	10-Q	001-40638	10.1	08/7/2023
10.23	Waiver, dated as of June 30, 2023, by and among the Company and the MSD entities, to the credit agreement by and among the Company, Wilmington Trust National association, as administrative agent, and the lenders party thereto, including certain entities affiliated with MSD Partners.	10-Q	001-40638	10.2	08/7/2023

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date
10.24	Waiver, dated as of June 30, 2023, by and among the Company and DE Shaw, to the credit agreement by and among the Company, Wilmington Trust National association, as administrative agent, and the lenders party thereto, including certain entities affiliated with MSD Partners.	10-Q	001-40638	10.3	08/7/2023
10.25	Fifth Amendment, dated as of August 3, 2023, to the Credit Agreement, by and among the Company, Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders party thereto, including certain entities affiliated with MSD Partners.	10-Q	001-40638	10.1	11/8/2023
10.26	Confirmation—Issuer Forward Repurchase Transaction, between the Company and Bank of America, N.A., dated August 8, 2023.	8-K	001-40638	10.1	08/8/2023
10.27*	Employment Agreement dated as of October 9, 2023 by and between Xponential Fitness, LLC and Andrew Hagopian. +				
21.1*	Subsidiaries of Registrant.				
23.1*	Consent of Deloitte & Touche LLP				
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97*	Policy Regarding the Recoupment of Certain Compensation Payments, dated October 26, 2023				
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.				
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents				
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)				

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*   Filed herewith.

**   Furnished herewith.

\+   Denotes management contract or compensatory plan, contract or arrangement.

†   Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xponential Fitness, Inc.

Date: March 1, 2024

By: /s/ Anthony Geisler

Anthony Geisler
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Meloun as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Anthony Geisler **Anthony Geisler**	Chief Executive Officer and Director (principal executive officer)	March 1, 2024
/s/ John Meloun **John Meloun**	Chief Financial Officer (principal financial and accounting officer)	March 1, 2024
/s/ Mark Grabowski **Mark Grabowski**	Chairman of the Board	March 1, 2024
/s/ Brenda Morris **Brenda Morris**	Director	March 1, 2024
/s/ Chelsea Grayson **Chelsea Grayson**	Director	March 1, 2024
/s/ Jair Clarke **Jair Clarke**	Director	March 1, 2024

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2023 ANNUAL REPORT



XPONENTIAL™

XPOF LISTED NYSE

xponential.com

17877 Von Karman Ave, Suite 100, Irvine, CA, 92614

© 2023 Xponential Fitness, LLC.

         